AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1998.

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------


                               FORM 20-F/A

(MARK ONE)

[X]            REGISTRATION STATEMENT PURSUANT TO SECTION 12(B)
                 OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      OR

[_]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended:

                                      OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  for the transition period from      to

                    COMMISSION FILE NUMBER: 001-14481

                     TELE LESTE CELULAR PARTICIPACOES S.A.

            (Exact name of Registrant as specified in its charter)

                      TELE LESTE CELLULAR HOLDING COMPANY
                (Translation of Registrant's name into English)

                       THE FEDERATIVE REPUBLIC OF BRAZIL
                (Jurisdiction of incorporation or organization)

              SCN-QUADRA CN2, LOTE F, 2(degrees) ANDAR, SALA 213
                              BRASILIA-DF, BRAZIL
                   (Address of principal executive offices)

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE
                                     ACT:


         TITLE OF EACH CLASS        NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------        -----------------------------------------
   Preferred Shares, without par
    value..........................         New York Stock Exchange*

--------
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

  SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
                                   ACT: None

SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                               OF THE ACT: None

  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the last fiscal year covered by this Registration Statement: None

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes   No X

   Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17   Item 18 X

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

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
          PRESENTATION OF INFORMATION...................................   ii
          GLOSSARY OF TERMS.............................................   vi
          EXCHANGE RATES................................................   ix

                                     PART I

 ITEM 1.  Description of Business.......................................    1
 ITEM 2.  Description of Property.......................................   24
 ITEM 3.  Legal Proceedings.............................................   24
 ITEM 4.  Control of Registrant.........................................   25
 ITEM 5.  Nature of Trading Market......................................   26
 ITEM 6.  Exchange Controls and Other Limitations Affecting Security
          Holders.......................................................   28
 ITEM 7.  Taxation......................................................   30
 ITEM 8.  Selected Financial Data.......................................   34
 ITEM 9.  Management's Discussion and Analysis of Financial Condition
          and Revenues and Expenses.....................................   39
 ITEM 9A. Quantitative and Qualitative Disclosures about Market Risk....   53
 ITEM 10. Directors and Officers of Registrant..........................   53
 ITEM 11. Compensation of Directors and Officers........................   55
 ITEM 12. Options to Purchase Securities from Registrant or
          Subsidiaries..................................................   55
 ITEM 13. Interest of Management in Certain Transactions................   55

                                    PART II

 ITEM 14. Description of Securities to be Registered....................   56

                                    PART III

 ITEM 15. Defaults upon Senior Securities...............................   69
 ITEM 16. Changes in Securities and Changes in Security for Registered
          Securities....................................................   69

                                    PART IV

 ITEM 17. Consolidated Financial Statements.............................   69
 ITEM 18. Consolidated Financial Statements.............................   69
 ITEM 19. Consolidated Financial Statements and Exhibits................   69

                          PRESENTATION OF INFORMATION

OVERVIEW

  Tele Leste Celular Participacoes S.A. (the "Registrant"), a corporation organized under the laws of the Federative Republic of Brazil ("Brazil"), was formed upon the reorganization of Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras"), a corporation organized under the laws of Brazil that, together with its operating subsidiaries (the "Telebras System"), was the primary supplier of public telecommunications services in Brazil. On May 22, 1998, the shareholders of Telebras approved the restructuring of the Telebras System to form, in addition to Telebras, twelve new telecommunications companies (the "New Holding Companies") by means of a procedure under Brazilian corporate law called cisao or "split-up". The New Holding Companies were allocated substantially all the assets and liabilities of Telebras, including the shares held by Telebras of the operating subsidiaries of the Telebras System. The New Holding Companies, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and
(c) one domestic and international long-distance operator. The restructuring of the Telebras System into the New Holding Companies and their respective subsidiaries is referred to in this Registration Statement on Form 20-F (the "Registration Statement") as the "Breakup" of Telebras. See "Description of Business--Background" and "--The Company."

  The Registrant is one of the New Holding Companies formed upon the Breakup of Telebras. In the Breakup, all of the share capital of Telebahia Celular S.A. ("Telebahia Cellular") and Telergipe Celular S.A. ("Telergipe Cellular") held by Telebras (representing 89.3% and 73.6% of the total share capital of Telebahia Cellular and Telergipe Cellular, respectively) was transferred to the Registrant. Telebahia Cellular and Telergipe Cellular supply cellular telecommunications services in the Brazilian states of Bahia and Sergipe, respectively. Telebahia Cellular and Telergipe Cellular were each formed on January 5, 1998 and on January 30, 1998, each of Telecomunicacoes da Bahia S.A.--Telebahia ("Telebahia") and Telecomunicacoes de Sergipe S.A.--Telergipe ("Telergipe") spun off the assets and liabilities associated with its cellular telecommunications operations to Telebahia Cellular and Telergipe Cellular, respectively, effective January 1, 1998. See "Description of Business--The Company."

  Substantially all of the Registrant's assets are shares of its operating subsidiaries. The Registrant relies almost exclusively on dividends from its subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Liquidity and Capital Resources."

  As used herein, the "Company" refers to the Registrant and its consolidated subsidiaries Telebahia Cellular and Telergipe Cellular.

PRESENTATION OF FINANCIAL INFORMATION

  FINANCIAL STATEMENTS AND MINORITY INTERESTS

  The audited consolidated statements of financial condition included herein as of December 31, 1996 and 1997 and the related consolidated statements of revenues and expenses, net interdivisional cash distribution (receipt) and changes in divisional equity for each of the years ended December 31, 1995, 1996 and 1997 (including the notes thereto, the "Consolidated Financial Statements") present the financial condition and revenues and expenses of the Registrant and the consolidated cellular telecommunications businesses of Telebahia and Telergipe, which were spun off into the Registrant's Subsidiaries, Telebahia Cellular and Telergipe Cellular, effective January 1, 1998. The portion of the consolidated equity and income before interest income, unallocated interest expense and taxes of the Company attributable to shareholders of the Company other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 10.7% and 26.4% of the share capital of Telebahia and Telergipe, respectively. Substantially all such share capital is comprised of preferred shares originally issued from time to time by Telebahia and Telergipe in connection with their auto-financing activities. The consideration paid for such preferred shares was the higher of market or book value at the time of issuance, for shares issued after August 1996, and book value for shares issued prior to August 1996. A secondary trading market has developed in such preferred shares in which institutional and other investors participate. For a discussion of such auto-financing activities, see "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Revenues and Expenses for the years ended December 31, 1995, 1996 and 1997--Minority interests."

  Cash and certain nonspecific debt relating to the cellular telephone operations of Telebahia and Telergipe could not be segregated from Telebahia and Telergipe prior to December 31, 1997 and such amounts are not reflected in the Consolidated Financial Statements. As a result, interest income, certain interest expense and taxes relating to the cellular telephone businesses of Telebahia and Telergipe could not be identified and reflected in the Consolidated Financial Statements. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Revenues and Expenses for the years ended December 31, 1995, 1996 and 1997--Allocated interest expense."

  FORMATION OF REGISTRANT
  The formations of the Registrant, Telebahia Cellular and Telergipe Cellular have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telebahia and Telergipe were transferred to Telebahia Cellular and Telergipe Cellular, respectively, at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to Telebahia Cellular and Telergipe Cellular. Separate records of revenues from the cellular telecommunications businesses of Telebahia and Telergipe were maintained historically. Accordingly, actual amounts were also allocated for the periods included herein. The Combined Statements of Revenues and Expenses and Net Interdivisional Cash Distribution (Receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1996 and 1997 and for the three year period ended December 31, 1997 had the cellular telecommunications businesses of Telebahia and Telergipe been separate legal entities during such periods. See "Description of Business--Background", "--The Company" and Notes 1, 2 and 23 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Leste Celular Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each new holding company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$56,963 thousand in relation to the Company's historical divisional equity. See Note 23 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  EFFECTS OF INFLATION
  The Consolidated Financial Statements contained herein were prepared in accordance with generally accepted accounting principles in Brazil ("Brazilian GAAP") and are presented in Brazilian reais. Pursuant to Brazilian GAAP the Consolidated Financial Statements and the other financial information presented herein recognize certain effects of changes in the purchasing power of Brazilian currency due to inflation and, unless otherwise specified, have been indexed and expressed in constant reais of December 31, 1997 purchasing power by using the daily changes or the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or the "UFIR") through December 31, 1995. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the Comissao de Valores Mobiliarios (the Brazilian Securities Commission or "CVM"), and the one used for the constant currency method under Brazilian GAAP, was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the Indice Geral de Precos--Mercado (the General Prices Index-Market or the "IGP-M") be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of general price inflation in Brazil and has elected the IGP-M for purposes of preparing its financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

CURRENCY TRANSLATIONS

  All references herein to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and to the Brazilian real (singular), the official currency of Brazil and (ii) "U.S. dollars," "dollars" or "US$" are to United States dollars. As of July 1, 1994, the denomination of the Brazilian currency unit was changed to the real from the cruzeiro real (each real being equal to 2,750 cruzeiros reais at such time). All amounts in cruzeiros reais have been restated in reais in this Registration Statement. Certain amounts herein may not sum due to rounding.

  This Registration Statement contains translations of certain real amounts into U.S. dollars solely for the convenience of the reader. These translations should not be construed as representations that the real amounts actually represent such U.S. dollar amounts or could be or could have been converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from reais at the commercial buying rate for the purchase of U.S. dollars (the "Commercial Market Rate") published by Banco Central do Brasil (the "Central Bank of Brazil") for December 31, 1997, which was R$1.1164 to US$1.00. The noon buying rate in New York City for cable transfers in reais as certified by the Federal Reserve Bank of New York has not been consistently reported for Brazilian currency during the periods for which data are presented in this Registration Statement. See "Exchange Rates" for information regarding rates of exchange.

MARKET INFORMATION

  Upon the Breakup of Telebras, holders of common and preferred Telebras shares ("Telebras Common Shares" and "Telebras Preferred Shares" and, together, "Telebras Shares") were deemed under Brazilian law to own, in addition to such Telebras Shares, one common or preferred share, as applicable, of each New Holding Company for each such Telebras Share held by them. Following the Breakup and until September 21, 1998, the Telebras Common Shares and the common shares of the New Holding Companies traded only as a unit on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges"). Similarly, the Telebras Preferred Shares and the preferred shares of the New Holding Companies traded only as a unit on the Brazilian Stock Exchanges during this period. Telebras American Depositary Shares ("Telebras ADSs"), each originally representing ownership of 1,000 Telebras Preferred Shares, have continued to trade on the New York Stock Exchange, Inc. (the "NYSE"), except that since the Breakup, each Telebras ADS has represented 1,000 Telebras Preferred Shares and 1,000 preferred shares of each of the New Holding Companies. On September 21, 1998, the common shares and preferred shares of each New Holding Company were distributed in Brazil and commenced trading separately on the Brazilian Stock Exchanges. It is expected that during the fourth quarter of 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and commence trading separately on the NYSE. See "Nature of Trading Market" and "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  References herein to the "Preferred Shares" and "Common Shares" are to the preferred shares and common shares, respectively, of the Registrant. References to the American Depositary Shares or "ADSs" are to American Depositary Shares, each representing 5,000 Preferred Shares. The ADSs will be evidenced by American Depositary Receipts ("ADRs").

                               GLOSSARY OF TERMS

  The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Registration Statement.

  Access charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "network usage charge".

  Access gates: The points of interface between the network equipment (either dedicated or switched) and the transmission media that connect network equipment to the end user. The quantity of service is directly related to the quantity of network access gates.

  AMPS (Advanced Mobile Phone Service): An analog cellular telephone service standard utilizing the 850 MHz band, in use in North America, parts of South America, Australia and various other areas.

  Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

  Analog network: A network using analog technology with circuit switching, capable of connecting one user with all the users, but with limited transmission capacity.

  ATM (Asynchronous Transfer Mode): A broadband switching technology that permits the use of one network for different kinds of information (e.g., voice, data and video).

  Automatic international roaming: A service which permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may receive calls made to the subscriber's regular cellular number (such calls are "automatically" passed to the foreign operator's network).

  Band A Operator: A former Telebras cellular operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band A".

  Band B Operator: A cellular operator that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as "Band B".

  Base station: In cellular mobile telecommunications, a radio transmitter/receiver that maintains communications with the cellular telephones within a given cell. Each base station in turn is interconnected with other base stations and with the public switched telephone network.

  Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are divided into two categories: (i) Interactive services, including videotelephone/videoconferencing (both point-to-point and multipoint); videomonitoring; interconnection of local networks; file transfer; CAD; highspeed fax; e-mail for moving images or mixed documents; broadband videotext; video on demand; retrieval of sound programs or fixed and moving images; and (ii) Broadcast services, such as sound programs, television programs (including high-definition TV and pay TV) and selective document acquisition.

  CATV (Cable television): Cable or fiber-based distribution of TV programs.

  CDMA (Code Division Multiple Access): A standard of digital cellular technology.

  Cell: The geographic area covered by a single base station in a cellular mobile phone system.

  Cell splitting: The process of dividing cells into smaller coverage areas by reducing the power output and the antenna height of the base station transmitter. Cell splitting increases capacity in a particular area by allowing for the further reuse of frequencies by a mobile communications system.

  Cellular service: A mobile telephone service provided by means of a network of interconnected low-powered base stations, each of which covers one small geographic cell within the total cellular system service area.

  Channel: One of a number of discrete frequency ranges utilized by a base station.

  Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

  Digital penetration: The substitution of equipment capable of transmitting digital signals for equipment limited to analog transmission.

  Exchange: See Switch.

  Frame relay: A data transmission service using fast protocols based on direct use of transmission lines.

  Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

  ISDN (Integrated Services Digital Network): A system in which several services (e.g., speech and data) may be simultaneously transmitted end-to-end in digital form.

  Leased high-speed data communication: The digital exchange of information at speeds exceeding 64Kbps transmitted through mediums that are leased to users for their exclusive use.

  Local loop: The system used to connect the subscriber to the nearest switch. It generally consists of a pair of copper wires, but may also employ fiber-optic circuits, microwave links or other technologies.

  Manual international roaming: A service that permits a subscriber to use his or her cellular phone on a foreign cellular operator's network. The subscriber may only receive calls made to a temporary number issued to the subscriber by the foreign operator for use while roaming.

  Microcells: A small cell covered by a low-power base station. Microcells can cover small areas such as a single building.

  Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

  Network usage charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an "access charge" or "interconnection charge".

  Optical fiber: A transmission medium which permits extremely high capacities. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

  Packet-switched data communication services: Data services based on parceling or breaking the data stream into packets and switching the individual packets. Information transmitted is segmented into cells of a standardized length, which are then transmitted independently of one another, allowing maximization of available capacity and usage of a single transmission path for multiple communications. The cells are then reassembled upon reaching their destination.

  PBX (Private Branch Exchange): Telephone switchboard for private use, but linked to the national telephone network.

  Penetration: The measurement of the take-up of services. As of any date, the penetration is calculated by dividing the number of subscribers by the population to which the service is available and multiplying the quotient by 100.

  Private leased circuits: Voice, data or image transmission mediums leased to users for their exclusive use.

  PSTN (Public Switched Telephone Network): The public telephone network that delivers basic telephone service and, in certain circumstances, more advanced services.

  Repeaters: A device that amplifies an input signal for retransmission.

  Roaming: A function that enables cellular subscribers to use their cellular phone on networks of operators other than the one with which they signed their initial contract.

  Satellite services: Satellites are used, among other things, for links with countries that cannot be reached by cable or to provide an alternative to cable and to form closed user networks.

  SDH (Synchronous Digital Hierarchy): A hierarchical set of digital transport structures, standardized for the transport of suitably adapted payloads over physical transmission networks.

  Sectorization: The process of dividing cells into sectors by using directional antennae at the base station. Sectorization reduces co-channel interference which permits smaller cells and increases network capacity.

  Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

  TDMA (Time Division Multiple Access): A standard of digital cellular technology.

  Universal service: The obligation to supply basic service to all users throughout the national territory at reasonable prices.

  Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

                                EXCHANGE RATES

  There are two legal foreign exchange markets in Brazil--the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). The Commercial Market is reserved primarily for foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad. Purchases and sales of foreign exchange in the Commercial Market may be carried out only through a financial institution in Brazil authorized to buy and sell currency in that market. As used herein, the "Commercial Market Rate" for any day is the commercial selling rate for Brazilian currency into U.S. dollars, as reported by the Central Bank of Brazil. As used herein, the "Floating Market Rate" is the prevailing selling rate for Brazilian currency into U.S. dollars which applies to transactions to which the Commercial Market Rate does not apply, as reported by the Central Bank of Brazil. Prior to the implementation of the Real Plan, the Commercial Market Rate and the Floating Market Rate differed significantly at times. Since the introduction of the real, the two rates have not differed significantly, although there can be no assurance that there will not be significant differences between the two rates in the future. Both the Commercial Market Rate and the Floating Market Rate are freely negotiated but are strongly influenced by the Central Bank of Brazil.

  On July 1, 1994, the real replaced the cruzeiro real as the unit of Brazilian currency, with each real being equal to 2,750 cruzeiros reais. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of U.S. dollars in resources, but the Federal Government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real and the U.S. dollar (R$1.00 to US$1.00) as a ceiling. On March 6, 1995, the Central Bank of Brazil announced that it would intervene in the market and buy or sell U.S. dollars, and established a trading band (faixa de flutuacao) for the Commercial Market Rate (which is defined through auction) within which the exchange rate between the real and the U.S. dollar could fluctuate. The Central Bank of Brazil initially set the band with a floor of R$0.86 per US$1.00 and a ceiling of R$0.90 per US$1.00 and provided that, from and after May 2, 1995, the band would fluctuate between R$0.86 and R$0.98 per US$1.00. Shortly thereafter, the Central Bank of Brazil issued a new directive providing that the band would be between R$0.88 and R$0.93 per US$1.00. On June 22, 1995, the Central Bank of Brazil issued another directive providing that the band would be between R$0.91 and R$0.99 per US$1.00 and subsequently reset the band on January 30, 1996 to between R$0.97 and R$1.06 per US$1.00. Upon resetting the band on January 30, 1996, the Central Bank of Brazil adjusted the exchange rate within such band on a number of occasions, generally in increments of R$0.001, by means of buying and selling U.S. dollars in electronic auctions. On February 18, 1997, the band was reset by the Central Bank of Brazil to float between R$1.05 and R$1.14 per US$1.00. On May 5, 1998, the band was reset by the Central Bank of Brazil to float between R$1.12 and R$1.22 per US$1.00. As of October 23, 1998, the trading band has not been reset by the Central Bank of Brazil. There can be no assurance that the band will not be altered in the future or that the real will maintain its current exchange rate in future periods.

  The following table sets forth the Commercial Market Rate expressed in reais per U.S. dollar for the periods and dates indicated. Prior to July 14, 1994, the Federal Reserve Bank of New York did not publish a noon buying rate for customs purposes in the City of New York for cable transfers in the Brazilian real and its predecessor currencies (the "Noon Buying Rate").

                                                  COMMERCIAL MARKET RATE:
                                               NOMINAL REAIS PER US$1.00(1)
                                            -----------------------------------
YEAR ENDED DECEMBER 31,                      LOW    HIGH  AVERAGE(2) PERIOD-END
-----------------------                     ------ ------ ---------- ----------
1993....................................... 0.0044 0.1186   0.0369     0.1186
1994....................................... 0.1204 0.9815   0.6754     0.8490
1995....................................... 0.8340 0.9726   0.9227     0.9726
1996....................................... 0.9726 1.0394   1.0080     1.0394
1997....................................... 1.0395 1.1164   1.0555     1.1164(3)
1998 (through October 23).................. 1.1165 1.1911   1.1560     1.1911

--------
Source: Central Bank of Brazil
(1) Amounts expressed in nominal reais have been translated from the predecessor Brazilian currencies in effect during the relevant period at the rates of exchange at the times the successor currencies became the lawful currency of Brazil.
(2) Represents the average of the month-end exchange rates during the relevant period.
(3) The Noon Buying Rate on December 31, 1997 was R$1.1165 per U.S. dollar.

                                    PART I

ITEM 1: DESCRIPTION OF BUSINESS

BACKGROUND

 TELEBRAS AND THE TELEBRAS SYSTEM

  Until 1972, telephone services in Brazil were provided by more than 900 independent companies, which supplied non-integrated basic telephone services. Telebras was incorporated on November 9, 1972, pursuant to special legislation, for the principal purposes of (i) acting as a holding company for operating companies providing public telecommunications services in Brazil and
(ii) implementing the policies of the federal government of Brazil (the "Federal Government") in the modernization and expansion of the Brazilian telecommunications system. Between 1972 and 1975, Telebras, through its subsidiaries, acquired almost all the other telephone companies in Brazil. Telebras and its operating subsidiaries are referred to collectively herein as the "Telebras System." Only four operating companies remained outside the Telebras System at December 31, 1997, representing approximately 9% of all lines in service in Brazil at that date. Telebras is controlled by the Federal Government and the operations of the Telebras System are subject to regulation by the Federal Government. The operating subsidiaries of Telebras were controlled by the Federal Government until August 4, 1998. See "--Regulatory Reform and Privatization."

  At December 31, 1997, Telebras, through 28 operating subsidiaries, was the primary supplier of public telecommunications services in Brazil. Empresa Brasileira de Telecomunicacoes S.A.--Embratel ("Embratel"), a subsidiary of Telebras, owned and operated all of the interstate and international telephone transmission facilities in Brazil. Through the other 27 operating subsidiaries, the Telebras System was the primary provider of local and intrastate telecommunications service and the leading provider of cellular mobile telephone service. The Telebras System also provided telecommunications-related services such as data communication, sound and image transmission and other value-added services throughout Brazil. On January 30, 1998, each of the operating subsidiaries other than Embratel and Companhia Telefonica da Borda do Campo--CTBC spun off its cellular telephone operations as of January 1, 1998 into a separate company.

  In 1997, Telebras was the second largest company in Brazil as measured by gross revenues of R$20.7 billion.

 REGULATORY REFORM AND PRIVATIZATION

  Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazilian regulation of the telecommunications industry. In August 1995, the federal Constitution was amended to permit the Federal Government to grant concessions to private companies to provide telecommunications services. In July 1997, the federal Congress adopted Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of the Telebras System. The Telecommunications Law established an independent regulatory agency called Agencia Nacional de Telecomunicacoes ("Anatel"), which has begun to adopt a series of regulatory enactments that implement the provisions of the Telecommunications Law (together with the regulations, decrees, orders and plans issued by the President of Brazil on telecommunications, the "Telecommunications Regulations"). See "--Regulation of the Brazilian Telecommunications Industry."

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators (including the Company) and
(c) one domestic and international long-distance operator. Prior to the Breakup of the Telebras System, Embratel provided all interstate telephone service and the other subsidiaries of Telebras provided fixed-line and cellular service in their respective territories, which, subject to limited exceptions, corresponded to the separate Brazilian states. Following the Breakup, each of the eight cellular operators provides cellular telephone service on Band A in one of eight regions into which Brazil has been divided for purposes of cellular telephone service and each of the three fixed-line operators provides local fixed-line telephone service and intra-regional long-distance fixed-line telephone service in one of three regions into which Brazil has been divided for the purposes of fixed-line telephone service.

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. The total consideration to be paid to the Federal Government for the twelve New Holding Companies is R$22.1 billion. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, the New Controlling Shareholders now control the New Holding Companies. Following the distribution of the shares of the New Holding Companies, Telebras is expected to be delisted from the New York Stock Exchange and liquidated.

  The New Controlling Shareholder of the Registrant is a consortium comprised of Iberdrola Investimentos Sociedade Unipessoal, Lda. (68%) and Telefonica Internacional S.A. (32%) (collectively, "Iberdrola/Telefonica"). For a description of the business activities of the members of the Iberdrola/Telefonica consortium, see "Control of Registrant." Iberdrola/Telefonica agreed to pay R$428 million for the Federal Government's stake in the Registrant, R$171.2 million of which was paid on August 4, 1998 and the remainder of which will be paid in two equal installments over the next two years. The entire proceeds of the sale of the Federal Government's stake in the Registrant will be retained by the Federal Government.

  On August 20, 1998, Brazil's Minister of Communications determined that Telebras would be dissolved and liquidated. The Minister announced that Telebras will prepare, within the next twelve months, a liquidation plan to be submitted to a shareholders' meeting convened to approve the dissolution of Telebras and its subsequent liquidation.

  The adoption of the Telecommunications Law and Telecommunications Regulations has led, and the privatization of the Telebras System will lead, to sweeping changes in the operating, regulatory and competitive environment for Brazilian telecommunications. The changes include (i) the establishment of an independent regulator and the development of comprehensive regulation of the telecommunications sector, (ii) the Breakup of Telebras, (iii) the sale of a controlling interest in the Registrant to one or more new investors and (iv) the introduction of competition in the provision of all telecommunications services. All of these developments will materially affect the Company and the other New Holding Companies, and the Company cannot predict the effects of these changes on its business, financial condition, results of operations or prospects. The extensive changes in the structure and regulation of the Brazilian telecommunications industry must also be carefully considered in reviewing historical information and in evaluating the future financial and operating performance of the Company.

 BAND A AND BAND B

  Brazilian regulation allows cellular services to be offered within two frequency ranges of the radio spectrum. These two frequency ranges are referred to as "Band A" and "Band B" by Anatel. Band A is the frequency range used by all of the former companies of the Telebras System, including the Company, and by four independent companies that operate in discrete geographical areas not covered by the Telebras System. Band B is the frequency range used by all new competitors. No cellular operators may offer services outside of Band A and Band B and no more than one operator may provide cellular service within a given geographical area for each of Band A and Band
B. To the extent that the geographic areas represented by Band B concessions differ from the Region in which the Company operates, more than one Band B operator may compete with the Company (although each of such Band B operators would be operating within a distinct geographical area and not competing with each other). See "--Regulation of the Brazilian Telecommunications Industry-- Concessions and Licenses."

THE COMPANY

  The Company is one of two suppliers of cellular telecommunications services in the states of Bahia and Sergipe (together, the "Region"). Since the Company began to offer cellular telecommunications services in July 1993, there has been significant growth in subscriber levels and revenue. At December 31, 1996 and December 31, 1997, the Company had approximately 181,000 and 206,600 subscribers, respectively. From December 31, 1994 to December 31, 1997, the Company's penetration level, or proportion of the population of the Region that subscribes to the Company's cellular service, increased from 0.24% to 1.42%. See "--Network Coverage and Usage."

  The Registrant is one of the New Holding Companies formed on May 22, 1998 as part of the Breakup of Telebras. At June 30, 1998, the Registrant held (i) 89.3% of the share capital (including 95.8% of the voting stock) of Telebahia Celular S.A. ("Telebahia Cellular"), which conducts the cellular operations previously conducted by Telecomunicacoes da Bahia S.A.--Telebahia ("Telebahia"), and (ii) 73.6% of the share capital (including 85.5% of the voting stock) of Telergipe Celular S.A. ("Telergipe Cellular"), which conducts the cellular operations previously conducted by Telecomunicacoes de Sergipe S.A.--Telergipe ("Telergipe"). See "Presentation of Information--Overview."

  As a result of the Breakup of Telebras on May 22, 1998 and the privatization of the New Holding Companies on July 29, 1998, the Company is in default under a substantial portion of the credit agreements to which it is a party. The Company is currently in negotiations with the appropriate creditors with respect to the indebtedness in default. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Liquidity and Capital Resources" and "Defaults upon Senior Securities."

  The business of the Company is to furnish cellular telephone services to the Region and engage in all activities related thereto in accordance with the concessions granted to it by the Federal Government on November 4, 1997 (the "Concessions") and related approvals and authorizations. The Concessions expire on June 29, 2008 with respect to the state of Bahia and on December 15, 2008 with respect to the state of Sergipe and, if the Company meets certain obligations set forth in the Concessions, may be renewed at the discretion of Anatel for 15 year terms upon the Company giving 30 months notice prior to the expiration date and negotiating a renewal fee. See "--Regulation of the Brazilian Telecommunications Industry." The Ministry of Communications has granted cellular concessions to certain former Telebras operating subsidiaries ("Band A Operators") and to certain new entrants ("Band B Operators"). The Band A Operators and Band B Operators will compete against each other in different regions of Brazil. The Company is one of the Band A Operators and competes against Vicunha Telecomunicacoes Ltda. ("Vicunha"), a Band B Operator, in the Region. See "--Background--Band A and Band B" and "-- Competition."

  In 1997, Telebahia Cellular contributed 85.6% of the Company's net operating revenues and 88.6% of its income before interest income, unallocated interest expense and taxes, with the remainder being contributed by Telergipe Cellular.

  The Company's headquarters are located at SCN-Quadra CN2, Lote F, 2(degrees) Andar, Sala 213, Brasilia-DF, 70710-500, Brazil, and its telephone number is 55-61-327-5542.

THE REGION

  The Region covers an area of approximately 589,000 square kilometers, representing approximately 6.9% of the total area of Brazil. The Region has 14 metropolitan areas with populations in excess of 100,000.

  Set forth below is a map showing the location of the Region within Brazil.


                                [MAP OF BRAZIL]


  The following table sets forth various statistics relating to each state in the Region as of December 31, 1997.

                             POPULATION  % OF BRAZIL'S % OF BRAZIL'S PER CAPITA
     STATE                    OF STATE    POPULATION        GDP        INCOME
     -----                  ------------ ------------- ------------- ----------
     Bahia................. 12.7 million      8.0%          4.9%      R$3,343
     Sergipe...............  1.7 million      1.0%          0.5%      R$2,956
                            ------------      ---           ---       -------
     Region................ 14.4 million      9.0%          5.4%      R$3,299
                            ============      ===           ===       =======

  The Company's business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy in general and the economy of the Region in particular. See "--Brazilian Economic Environment."

SERVICES

  The Company currently offers cellular services to its subscribers principally pursuant to one basic rate plan although it has begun to offer alternative plans as well. See "--Rates" and "--Regulation of the Brazilian

Telecommunications Industry--Rate Regulation." Although the Company currently offers only analog cellular service, it may offer digital cellular service in the future. See "--Network." The Company does not sell products, such as cellular phones, although it may offer such products in the future, in particular in connection with the provision of digital cellular service.

  The following table sets forth the major ancillary services offered by the Company.

 SERVICES                DESCRIPTION
 --------                -----------
 Voice Mail............. A 24-hour voice mail service with message waiting information.
 Supplementary Service.. A package of services that includes call waiting, call forwarding and three-party conference call
                         capabilities.
 Rental Service......... A temporary cellular connection rental service (which may include cellular phone rental) for non-subscribers
                         such as travelers, tourists and convention
                         representatives.
 Domestic Roaming....... Automatic roaming services within Brazil.
 International Roaming.. Automatic roaming services within Argentina and
                         Uruguay and manual roaming in Paraguay.
 Caller ID.............. A service which identifies the phone number of the calling party on some digital cellular phones.
 Out Calling............ A service that provides for the cellular telephone to ring when turned on by a customer if the customer has
                         voice-mail messages.

  The Company offers, in cooperation with all the other Band A Operators, automatic roaming services throughout Brazil that allow a subscriber to receive any call made to the subscriber's number, regardless of the region in which the subscriber is located. In the future, the Company will also offer roaming services in cooperation with the Band B Operators. The Company offers international roaming in Argentina, Uruguay and Paraguay through agreements with cellular service providers in those countries. See "--Operating Agreements--Roaming Agreements."

  The Company also provides cellular service to subscribers of other Band A Operators roaming in the Region. The Company charges such operators for the services provided to such subscribers pursuant to roaming agreements entered into with such operators. See "--Operating Agreements--Roaming Agreements."

  The Company's customer service center provides 24-hour service in Salvador and 8 am to 7 pm service in other areas in order to resolve customer service problems. The Company can monitor the speed at which calls are being answered and the abandonment rate resulting from calls not being answered within a specified period. During the three months ended December 31, 1997, the customer service team answered, on average, 3,500 calls per working day (with an average of 20 seconds per call) and answered, on average, 150 letters per month. As of March 31, 1998, the Company had 9 customer service attendants and had one customer service attendant for every 2,289 subscribers.

SALES AND MARKETING

 TARGET MARKETS

  The Company divides its market into the business user segment, which accounted for 25% of the Company's sales during 1997, and the personal user segment, which accounted for 75% of the Company's sales during 1997. Within each of these segments, customers are further divided into groups according to their level of usage (intensive, high, medium or low use), hours of use (peak or off-peak) and destination of calls (local, long distance or roaming). The Company believes that a significant number of its personal subscribers use their cellular phones for both personal and business purposes. The Company varies the manner in which it markets and promotes its services to these market segments and occasionally develops special plans and services for particular market segments. In addition, the Company provides additional support services, such as dedicated account representatives, to certain market segments.

  With respect to personal users, the Company has serviced primarily those segments of the Brazilian population with high and middle income levels. According to the Company's research, as of December 31, 1997, approximately 60% of the Company's personal subscribers were between 26 and 45 years of age and approximately 60% were high school educated.

  Pursuant to the Company's policy, cellular service is provided to all individual applicants, regardless of the applicant's income level, in the order in which applications are received. Nonetheless, services can be interrupted if a subscriber fails to make timely payments.

 SALES NETWORK

  The Company markets its services through its own direct sales personnel, and a network of stores most of which are operated by various independent distributors. At December 31, 1997, the Company had 224 direct sales persons and 45 independent distributors, and promoted its services through 52 stores covering all major cities in the Region. Seven of these stores were operated by the Company and 45 were operated by independent distributors. Through its direct sales force and its network of stores, the Company is able to sell its services and provide after-sale services to subscribers at convenient locations throughout the Region.

  The Company carefully selects its independent distributors based on their creditworthiness and on an assessment of a potential distributor's premises. Contracts with independent distributors are established on an exclusive basis for key sales posts and on a non-exclusive basis for others but can be terminated at the Company's discretion for any reason including poor sales performance or actions by an independent distributor contrary to the Company's operating policies or business ethics, upon giving 30 days written notice.

  The Company pays its independent distributors a commission for each new subscriber they sign up. The commission varies from R$14 for small distributors (less than 20 new subscribers per month) to R$56 for large distributors (more than 300 new subscribers per month). The Company also pays independent distributors R$4 for each subscriber upgraded to a new mobile phone.

NETWORK COVERAGE AND USAGE

  The following table shows the Company's subscriber base as well as coverage and other statistics at the dates indicated.

                                                    AS OF DECEMBER 31,
                                                  ---------------------------
                                                   1995     1996       1997
                                                  -------  -------    -------
Subscribers(1)................................... 107,355  169,873(2) 206,598
Subscriber growth from prior period..............   239.4%    58.2%      20.3%
Estimated Region population (millions)(2)........    14.2     14.3       14.5
Estimated covered population (millions)(3).......     4.6      6.0        6.4
Percentage population covered....................    32.5%      42%        44%
Regional penetration(4)..........................    0.75%    1.26%      1.42%
Percentage of Region covered.....................       5%      11%        13%
Average monthly incoming minutes of use per
 subscriber......................................    95.4     94.0      137.8
Average monthly outgoing minutes of use per
 subscriber......................................   131.7    122.6      125.1
Average monthly revenues per subscriber (in
 nominal reais)(5)............................... R$91.12  R$90.56    R$87.79

--------
(1) Reflects the total number of cellular lines in service at period end. Separate lines owned by the same person are accounted for as separate subscribers. The Company had 5,435 and 31,629 subscribers at December 31, 1993 and 1994, respectively.
(2) Population figures have been calculated by the Company based on Brazilian population census data prepared by Instituto Brasileiro de Geografia e Estatistica ("IBGE") using the average annual geometric population growth rate as published by IBGE.
(3) Number of people within the Region that can access the Company's cellular telephone signal.
(4) Number of subscribers divided by population of the Region.
(5) Net of value-added taxes.

  Pursuant to the Concession, the Company has an obligation to provide service to certain municipalities within the Region within a time frame determined by reference to the size of such municipalities, as set forth in the following table. At present, the Company believes it will be able to meet all such coverage obligations. See "--Regulation of the Brazilian Telecommunications Industry."

                                                               MINIMUM COVERAGE
  POPULATION OF                   PERCENTAGE OF MUNICIPALITIES LEVEL REQUIRED BY
 MUNICIPALITIES                      REQUIRED TO BE COVERED       NOVEMBER 4,
 --------------                   ---------------------------- -----------------
30,000 to 50,000.................              70%                   2002
50,000 to 75,000.................              80%                   2001
75,000 to 100,000................              90%                   2000
100,000 to 200,000...............             100%                   1999
Above 200,000....................             100%                   1998

RATES

  The Company generates cellular telecommunications revenue from (i) activation fees, which are one-time sign-up charges paid to obtain cellular service, (ii) usage charges, which include measured service charges based on tenths of a minute of outgoing calls and roaming and other similar charges,
(iii) monthly subscription charges, (iv) network usage charges, which are the amounts charged by the Company to other cellular and fixed-line telephone service providers for use of the Company's network by such service providers (e.g., when one of such service provider's subscribers calls one of the Company's subscribers) and (v) other services and charges, which primarily include charges for services such as call forwarding and call waiting and fees arising from the transfer of cellular service from one subscriber to another. Rates for the foregoing cellular telecommunications services provided by the Company are subject to the final approval of Anatel. The Company submits requests for rate adjustments to Anatel. See "--Regulation of the Brazilian Telecommunications Industry."

 SUBSCRIBER RATES

  Since October 1994, cellular telephone service in Brazil, unlike that in North America, has been offered on a "calling party pays" basis. Under the policy of calling party pays, a subscriber of the Company generally pays usage charges only for calls made by the subscriber. When a subscriber makes a call from a limited geographic area (a "registration area") to a person within the same registration area, the customer pays a certain base rate per minute ("VC1"). If the recipient of the call is outside the registration area from which the call was made but within the concession region of the cellular provider for such registration area, the subscriber pays a higher rate ("VC2"). Calls made from within a registration area to a recipient located outside the concession region in which such registration area is located are billed at the highest per-minute rate ("VC3"). The Company earns VC1, VC2, or VC3 revenues, as applicable, for all cellular calls originating from the Region, whether made by a Company subscriber or a subscriber of another cellular operator that is roaming in the Region. Similarly, when a Company subscriber makes a cellular call while outside the Region, the VC1, VC2, or VC3 revenues, as applicable, associated with that call are paid over to the cellular operator from whose concession region the call is made. See "-- Operating Agreements--Roaming Agreements."

  When a Company subscriber makes or receives a call while outside the registration area in which such subscriber is registered for service (such subscriber's "Home Registration Area"), the subscriber also pays the Company a per-call surcharge known as "AD." When a Company subscriber receives a call while outside such subscriber's Home Registration Area, the subscriber pays a certain per-minute rate if the subscriber is located within the Region ("DSL1"), or a higher rate ("DSL2") if the subscriber is located outside the Region. The Company's Region consists of 43 registration areas which vary in size depending upon population density.

  Measured service charges are discounted 30% for calls made on Sundays and national holidays and between 9:00 p.m. and 7:00 a.m. Monday through Saturday ("off-peak calls"). The Company imposes a 30% surcharge on all VC1 calls from one cellular phone to another cellular phone.

  The following table illustrates the average cellular mobile telephone rates for the Company's Basic Service Plan for each year in the four-year period ended December 31, 1997 in historical reais. The table does not reflect the effect of inflation, which significantly reduced the real value of such rates over the course of the periods presented.

                                                    YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                   1994      1995   1996   1997
                                                  ------    ------ ------ ------
                                                          (IN REAIS)
Basic Service Plan:
  Activation fee................................. 151.17    305.91 310.00 310.00
  Monthly subscription fee.......................  22.82     26.66  26.00  26.00
  VC1 (per minute)(1)............................   0.25(2)   0.25   0.25   0.26
  VC2 (per minute)(1)............................   0.58(2)   0.58   0.58   0.58
  VC3 (per minute)(1)............................   0.66(2)   0.66   0.66   0.66
  AD (per call)..................................    --       0.55   0.55   0.55
  DSL 1 (per minute)(1)..........................    --       0.29   0.29   0.29
  DSL 2 (per minute)(1)..........................    --       0.33   0.33   0.33

--------
(1) Weighted average of peak monthly rates, net of value-added taxes. A 30% discount applies to all off-peak calls and a 30% surcharge applies to all VC1 calls from one cellular phone to another cellular phone.
(2) Weighted average of peak monthly rates, net of value-added taxes, for October through December 1994. Prior to October 1994, a different "mobile party pays" rate structure applied.

  The following table sets forth certain terms of the Company's Basic Service Plan as of March 31, 1998.

                                                                    PER MINUTE
                                                                     RATE(2)
                                      ACTIVATION     MONTHLY      --------------
  PLAN(1)                                FEE     SUBSCRIPTION FEE VC1  VC2  VC3
  -------                             ---------- ---------------- ---- ---- ----
Basic Service Plan...................   116.81        24.59       0.25 0.58 0.66

--------
(1)All amounts in reais, net of value-added taxes.
(2) All rates are peak rates, net of value-added taxes. A 30% discount applies to all off-peak calls and a 30% surcharge applies to all VC1 calls from one cellular phone to another.

  The following table sets forth certain terms of the Company's plans of service, which have been approved by Anatel as of June 30, 1998.

                                        PROPOSED PLANS(1)
                             ----------------------------------------
                               BASIC                 P80        P200
                             (REVISED)  PLUS   P80  PLUS  P200  PLUS  FLEX
                             --------- ------ ----- ----- ----- ----- -----
Activation fee..............  116.81   116.81 97.34 97.34 97.34 97.34 97.34
Monthly subscription fee....   24.59    50.64 38.71 64.76 57.87 83.92 18.09
VC1(2)......................    0.25     0.25  0.22  0.22  0.18  0.18  0.47(3)
VC2(2)......................    0.58     0.58  0.49  0.49  0.49  0.49  0.58
VC3(2)......................    0.66     0.66  0.59  0.59  0.59  0.59  0.66
AD..........................    0.55     0.55  0.55  0.55  0.55  0.55  0.55
DSL1(2).....................    0.29     0.29  0.25  0.25  0.25  0.25  0.29
DSL2(2).....................    0.33     0.33  0.29  0.29  0.29  0.29  0.33
VC1 Minutes Included........     --       --     80    80   200   200   --
VC2 and VC3 Minutes
 Included...................     --        60   --     60   --     60    40

--------
(1) All amounts (except minutes) in reais, net of value-added taxes.
(2) Reduced by 30% for off-peak calls.
(3) Reduced by 81% (rather than 30%) for off-peak calls.

  The Plus, P80, P80 Plus, P200 and P200 Plus plans all have higher monthly charges but lower usage rates and are designed for heavy users. The Flex plan has low activation and monthly charges and low off-peak rates and is expected to be used by casual personal users.

 NETWORK USAGE CHARGES

  In addition to revenues arising from cellular calls originating within the Region and calls made by the Company's subscribers while outside the Region, the Company earns revenues from any call (cellular or fixed) originating outside the Region as well as any call originating on a fixed network within the Region, and terminating on a subscriber's cellular telephone within the coverage area of the network. The Company charges the operator from whose network such a call originates a network usage charge for every minute the Company's network is used in connection with the call. See "--Operating Agreements--Interconnection Agreements." The Company's average network usage tariff, net of value-added taxes, was R$0.17, R$0.17 and R$0.19 per minute in 1995, 1996 and 1997, respectively.

 TAXES ON TELECOMMUNICATIONS SERVICES

  The cost of all telecommunications services to the subscriber includes a variety of taxes. The Company deducts the amount of such taxes to present net operating revenues. The principal tax is a state value-added tax, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS"), which the Brazilian states impose at varying rates on certain revenues from the provision of telecommunications services. The rate in the states of Bahia and Sergipe is 25% for domestic telecommunications services.

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax, as of July 2, 1998. In addition, pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. In addition, the Company believes that Telebahia and Telergipe, the legal predecessors of Telebahia Cellular and Telergipe Cellular, would be liable to Telebahia Cellular and Telergipe Cellular for any payments made by Telebahia Cellular and Telergipe Cellular in connection with any claim arising out of the retroactive application of the 25% ICMS tax on activation fees for periods prior to 1998. See "Legal Proceedings."

  At present, the Company has not sought to challenge the taxing authorities' position with respect to application of the ICMS tax to activation fees. If the 25% ICMS tax were applied retroactively to activation fees for the six-month period ended June 30, 1998, it would have a maximum negative impact estimated at R$3.7 million on results of operations for 1998. Because the Company intends to stop charging activation fees, the impact of the application of the 25% ICMS tax on such fees for subsequent periods should not be material. If the 25% ICMS tax were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to a maximum liability estimated at R$21.8 million. However, as discussed above, the Company believes that Telebahia and Telergipe would be liable to Telebahia Cellular and Telergipe Cellular for any tax liability arising from the application of ICMS to activation fees recognized prior to 1998. See "Legal Proceedings."

  Management does not believe that the payment of retroactive ICMS taxes with respect to activation fees is probable and, therefore, no provision for loss with respect to retroactive application of the ICMS has been made or is expected to be made in the Company's consolidated financial statements. The Company expects to make provisions for loss totaling approximately R$500 thousand with respect to application of the ICMS tax on activation fees for the three months ended September 30, 1998.

  Other taxes on gross operating revenues include two federal social contribution taxes, the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") and Contribuicao para Financiamento da

Seguridade Social ("COFINS"), imposed at a combined rate of 2.65% of gross operating revenues for some telecommunications services. The average rate of all such taxes, as a percentage of gross operating revenues, was 21.2% in 1997. This rate is likely to increase in the future as a result of activation fees becoming subject to ICMS.

BILLING AND ADMINISTRATION

  Telebahia Cellular and Telergipe Cellular each use a billing and administration system (together, the "Company Billing System") provided by Telebahia and Telergipe, respectively. The Company Billing System has four main functions: (i) subscriber registration; (ii) subscriber information consultation; (ii) accounts payable management; and (iv) billing and collection. At the time of subscriber activation, account information is entered into the Company Billing System by on-line operators. To smooth the billing and collection cycles, Telebahia Cellular groups its subscribers into billing batches of approximately 100,000 subscribers. By limiting this number to approximately 50% of the total number of subscribers, Telebahia Cellular spreads the tasks and duties performed by its customer service, billing and collection departments throughout the month and receives a more evenly distributed inflow of cash. Telergipe Cellular, on the other hand, does not group its subscribers in this manner for billing purposes.

  The Company has contracted to use, and is in the process of implementing, a new system developed by Informatica Telecomunicaciones y Servicios, S.A., a Chilean company, for such purposes in the future. The Company expects this system to be operational by November 1998.

  The Company is responsible for billing its subscribers for all calls made by such subscribers and collecting the payments related to such calls. However, the Company receives roaming fees (VC1, VC2 or VC3, as applicable) from other cellular operators as a result of their subscribers roaming in the Region, and conversely, the Company pays roaming fees to other cellular operators when its subscribers roam outside of the Region. See "--Rates--Subscriber Rates."

  In addition, the Company receives network usage fees from other operators when a call originates on their network and terminates on the Company's cellular network, and conversely, the Company must pay network usage fees when calls from its subscribers terminate on the network of another operator. After the collection cycle is over, the Company, the fixed-line and cellular operators jointly reconcile the amounts collected from subscribers against the amounts due to each operator and pay the net amounts outstanding to the appropriate parties. For international and domestic long-distance calls made by its subscribers, the Company forwards the amount collected for such calls to Embratel and charges Embratel a fee for the use of its cellular network.

  The Company collects payments through cash or check payments directly from subscribers and from fixed-line companies and Embratel. Pursuant to Brazilian law, subscribers must receive a bill at least five days prior to the due date, and the Company must allow subscribers at least 15 days before suspending service for non-payment. Telebahia Cellular estimates that approximately 44% (by value) of its bills are paid in full on or before the due date. Telergipe Cellular estimates that approximately 40% (by value) of its bills are paid in full on or before 15 days after the due date.

  In the event a subscriber's payment is over 15 days past due (from the due date), the subscriber's ability to make outgoing calls is suspended until full payment for all outstanding charges is received. After 60 days of non-payment, the service is disconnected. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Revenues and Expenses for the years ended December 31, 1995, 1996 and 1997--Operating expenses." In the case of Telergipe Cellular, the charges for activation are prepaid by the subscriber, but, in the case of Telebahia Cellular, subscribers pay the activation fee in the first month's bill.

CELLULAR TELECOMMUNICATIONS TECHNOLOGY

 GENERAL

  Cellular telecommunications technology, including that utilized by the Company, is based on the division of a given geographical territory into a number of areas or "cells" which are generally contiguous. Each cell contains a low-power transmitter-receiver, known as a "base station" or "cell site," that communicates by radio signal with cellular telephones located in the cell. Each cell is connected by fixed-lines or microwave links to a central switching point or Mobile Telephone Switching Office ("MTSO"), which controls the routing of calls and which, in turn, is connected to the Public Switched Telephone Network ("PSTN"). The MTSO controls the assignment of frequencies within the cell and allows cellular telephone users to move freely from one cell to another across the service area while continuing their calls.

 CAPACITY CONSIDERATIONS

  Cellular telecommunications networks such as the Company's are planned and constructed to meet a certain level of subscriber density and traffic demand. Before this level is exceeded, certain steps must be taken to increase network capacity in order to maintain service standards. Such capacity increases can be accomplished by increasing digital penetration and by using such techniques as sectorization and cell splitting. Other techniques that have been developed to ensure service quality at sustainable cost include microcells. The Company believes that its cellular network requires, and will continue to require, further expansion if it is to meet existing and future demand for cellular service in the Region.

 OPERATING CHARACTERISTICS

  Cellular telecommunications networks are typically characterized by relatively high fixed costs and relatively low variable costs. Until technological limitations on network capacity are reached, additional capacity can usually be added in increments that closely match demand and at less than the proportionate cost of initial capacity.

NETWORK

  The ability of the network to deliver high quality service and extensive geographic coverage is a key factor in the provision of cellular telecommunications services. The Company develops its cellular network by building new base stations and adding channels to existing base stations. Such development is accomplished for the purpose of increasing network capacity and improving coverage in direct response to projected subscriber demand.

  The Company has focused on providing cellular service to Salvador and Aracaju and the surrounding metropolitan areas. Expansion of the network enhances the Company's ability to provide service in such key metropolitan areas where the demand for cellular services continues to increase. The Company continues to expand its network to cover as broad a geographical area as is economically feasible in order also to meet consumer demand for cellular service in areas outside the major urban areas. The Company's Concessions also contain certain obligations concerning network expansion. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies." In building its cellular network, the Company has purchased cellular equipment manufactured by NEC and Ericsson.

  Prior to 1997, the Company's network used only Advanced Mobile Phone Service ("AMPS") analog technology. In 1997, Telebahia Cellular commenced building a network based on Code Division Multiple Access ("CDMA") technology capable of servicing digital cellular phones. The Company began to offer digital cellular service to customers on April 6, 1998. The Company believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenue through the sale of digital specific, value-added cellular services. Digital cellular services also offer subscribers greater security, although digital cellular phones are generally more expensive than analog cellular phones. Digitalization represents one of the Company's key strategic initiatives. Although Telergipe Cellular does not currently plan to offer digital cellular service, it may do so in the future.

  As of December 31, 1997, the Company's cellular telecommunications network consisted of six cellular switches, 268 base stations and 19 signal repeaters. The Company's six switching centers, located in Salvador, Aracaju, Feira de Santana and Itabuna, employ five central NEAX 61 switches and one central AXE 10 switch to provide switching services for the Region. The network is connected primarily by a fiber-optic transmission system leased from Telebahia and Telergipe. As of December 31, 1997, each of Telebahia Cellular and Telergipe Cellular was interconnected directly with one local PSTN (in Bahia and Sergipe, respectively). Through March 31, 1998, the Company had spent approximately R$413 million constructing its cellular network.

  Each of Telebahia Cellular and Telergipe Cellular maintains a network administration system in Salvador and Aracaju, respectively, which are capable of monitoring the base stations, the switching centers and all critical network operational parameters. In addition, technicians operating these systems have the ability to evaluate rapidly and respond to technical difficulties in network operations. The Company analyzes the performance data generated by this system in order to make the operating adjustments or capital expenditures necessary to enhance network operations.

FRAUD DETECTION AND PREVENTION

  Fraud resulting from cloned cellular phone calls has increased since the Company began offering cellular services, and the Company believes that the incidence of cloning is likely to continue to increase in the near term. "Cloning" fraud occurs through the technological duplication of the cellular signal of an authorized subscriber, enabling the defrauding party to make calls using the authorized subscriber's signal. Such calls are then invoiced to the authorized subscriber. This form of fraud primarily effects analog cellular services and is difficult to carry out in relation to digital cellular services. "Subscription" fraud occurs when a person, typically using a fictitious identification and address, obtains cellular service with no intention of paying for the service and then incurs substantial charges before the cellular operator is able to identify the fraud and terminate service. When the Company discovers that a receivable has been generated by a fraudulent call, the receivable is written off.

  If any part of a fraudulent call is carried over another operator's network, the Company is obligated to pay such operator the applicable network usage charge, whether or not the Company ever collects the receivable associated with that call. Similarly, other operators are required to pay the Company for fraudulent calls that are carried over the Company's network. See "--Rates-- Network Usage Charges."

  Fraud detection measures currently employed by the Company involve the manual review of call detail records which are produced on average approximately two days after calls are made. These records are analyzed to identify abnormal calling patterns, simultaneous calls on one particular cellular phone, calls placed in a particular interval from different locations that are too far apart to have been placed by the same phone, an unusually high level of international calls and calls to numbers previously identified as suspect, to allow the Company to take corrective actions. The Company believes that the new billing system that presently is being implemented will enable the Company to compare the accumulated bill of each customer to a pre-assigned credit limit and thereby will permit better prevention of fraud.

  The Company in conjunction with the other Band A Operators is installing DFMS (Digital Fraud Management System), a nation-wide fraud detection system licensed for Digital Equipment Corporation. This system will analyze various aspects of calls including, simultaneous usage by a single "subscriber," call frequency and unusually high usage patterns. The Company expects the system to be operational within the Region by November 1998.

  Significant expenditures are required periodically to acquire and utilize anti-fraud technology. For the year ended December 31, 1997, costs incurred by the Company for the prevention of fraud were approximately R$1.3 million. During 1998 the Company expects to invest an additional R$0.5 million on its fraud prevention systems.

QUALITY OF SERVICE

  The Company's cellular network is subject to congestion in certain areas, primarily the Salvador and Aracaju metropolitan areas. Such congestion can result in subscribers being occasionally unable to make calls in certain areas and can cause calls to terminate prematurely. See "--Regulation of the Brazilian Telecommunications

Industry--Obligations of Telecommunications Companies--Quality of Service." The Company's service problems have been exacerbated because of government-imposed constraints on the Company's capital expenditure budget, which have prevented the Company from increasing network capacity to meet demand for cellular services in parts of the Region. See "--Capital Expenditures." The Company has not, in the past, compensated subscribers who claimed to have been adversely affected by network congestion.

COMPETITION

  Until recently, Brazil's Constitution required that public telecommunications concessions be granted to government-controlled enterprises only, but permitted the granting of concessions to others for the provision of nonpublic telecommunications services. A constitutional amendment passed in August 1995 permits the Federal Government to grant concessions and licenses to private companies to provide public telecommunications services. The first law implementing the constitutional amendment, which was passed by the Federal Congress in July 1996, provides for opening certain telecommunications activities, including the mobile cellular, satellite communications and data transmission areas, to competition from the private sector. See "-- Background--Regulatory Reform and Privatization" and "--Regulation of the Brazilian Telecommunications Industry--Concessions and Licenses."

  In January 1997, the Ministry of Communications called for bids from companies and groups wishing to apply for licenses to provide mobile cellular services on Band B in each of the ten areas specified in the request for proposals. Bidders for the licenses, unlike participants in the privatization of the Telebras System, were subject to limits on foreign participation and required to be, or be affiliated with, a telecommunications operator.

  A license to provide cellular services in the Region on Band B has been granted to Vicunha, the shareholders of which are: (i) STET Mobile Holding N.V., a subsidiary of Telecom Italia S.p.A. (43%), (ii) the Brazilian textiles group Vicunha S.A. (37%) and (iii) the media group Organizacoes Globo S.A. and Banco Bradesco S.A., Brazil's largest private sector bank (20%). Vicunha paid R$250 million for the license and commenced providing cellular service based on the Time Division Multiple Access ("TDMA") digital standard in the Region in April 1997. Vicunha has also acquired a license to provide cellular services in the neighboring state of Minas Gerais for R$520 million. Vicunha's rights and obligations under its concessions are substantially the same as the Company's rights and obligations under its Concessions. The Company expects that Vicunha subscribers will use dual mode cellular phones which can be used on AMPS analog networks, such as the Company's, as well as on TDMA digital networks.

  The exact identity of new entrants, the scope of increased competition and any adverse effects on the Company's results and market share will depend on a variety of factors that cannot now be assessed with precision and that are beyond the Company's control. Among such factors are the business strategies and capabilities of current and potential competitors, future market conditions, the regulations applicable to new entrants and the Company and the effectiveness of the Company's efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than those of the Company. There can be no assurance that the entry of new competitors will not have a material adverse effect on the Company's business, financial condition, results of operations or prospects.

  The Company also competes with fixed-line telephone service operators. Fixed-line density in the Region at December 31, 1997 is estimated by Telergipe and Telebahia to have been approximately 7.3 telephone lines per 100 persons. If substantial capital were to be invested in the fixed-line telephone industry, resulting in increased fixed-line density and improved service, certain of the Company's existing and potential subscribers might choose fixed-line service providers due to a number of factors, some of which are price-related.

  The Company also competes with certain other wireless communications services, such as mobile radio, paging or beeper services, which are used by certain of the Company's existing and potential subscribers in the Region. These competing wireless communication services are generally less expensive than cellular services.

  Technological advances in the communications field, such as the possible introduction of satellite services and Personal Communications Services ("PCS"), may introduce additional future competition for cellular systems. Satellite services, which provide nation-wide coverage, may become available in Brazil in the near future. Although satellite services have the benefit of covering a much greater area than cellular services, they are considerably more expensive than cellular services and do not offer comparable coverage inside buildings. PCS services, which are similar to digital cellular services, cannot be supplied in Brazil without obtaining a concession to provide such services from the Federal Government. The Federal Government has indicated that it does not intend to issue concessions to provide PCS services until 2000. The Company does not currently plan to offer mobile satellite services (other than pursuant to a roaming arrangement with a satellite service provider) or PCS services, although it may consider doing so in the future.

OPERATING AGREEMENTS

 INTERCONNECTION AGREEMENTS

  The Company has entered into interconnection agreements with each of Telebahia, Telergipe and Embratel. The terms of these interconnection agreements include provisions for the number and location of connection points, the method by which signals must be received and transmitted, interconnection tariffs and the assumption of responsibility for the costs of interconnection. See "--Regulation of the Brazilian Telecommunications Industry--Obligations of Telecommunications Companies--Interconnection."

 ROAMING AGREEMENTS

  Agreements for automatic roaming have been entered into with the other seven Band A Operators and with the following Band B Operators: BCP Telecomunicacoes S.A., BCP Nordeste S.A. (formerly BSE S.A.), Americel S.A. and Algar Telecomunicacoes S.A. In addition, agreements for automatic roaming have been entered into with the four Band A independent operators. See "--Background-- Band A and Band B." The Company is currently negotiating roaming agreements with the remaining Band B Operators. These roaming agreements permit the Company's subscribers to use their cellular phones on the networks of other cellular operators while travelling outside the Region ("roaming"). Conversely, the Company is required to provide cellular service to subscribers of those cellular operators when those subscribers are within the Region. The agreements require the Company and the other cellular operators to provide service to roaming subscribers on the same basis as they provide service to their own subscribers and to carry out a monthly reconciliation of roaming subscriber usage charges. The Band B Operators and the Band A independent operators are required to pay the Band A Operators certain fees for their use of the automatic roaming network. The agreements have a three year term and automatically renew for further one year terms.

  The Company has also entered into international roaming agreements with Miniphone S.A. (Band A--Buenos Aires), Compania de Radiocomunicaciones Moviles S.A. (Band B--Buenos Aires), Telecom Personal S.A. (Band A--Interior/Northern Argentina), Telefonica Comunicaciones Personales S.A. (Southern Argentina), Administracion Nacional de Telecomunicaciones (Uruguay), Abiatar S.A.--Movicom (Uruguay) and Telefonica Celular del Paraguai S.A. (Paraguay) that permit its subscribers to use their cellular phones in Argentina, Uruguay and Paraguay and subscribers of those companies to use their cellular phones in the Region. In addition, the Company is currently negotiating an international roaming agreement with Telecomunicacoes Moveis Nacionais S.A.--TMN (Portugal). The terms of these international roaming agreements vary from agreement to agreement.

EMPLOYEES

  As of March 31, 1998, the Company had 229 full-time employees, of whom approximately 17% are employed in technical or operational positions, 57% in sales and marketing, 22% in finance and administrative support and 4% in customer service. Approximately 57% of all employees are members of state labor unions associated either with the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel") or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). Each operating subsidiary of the Company negotiates a new collective labor agreement every year with the local union. These negotiations are carried out with the supervision and guidance of the Company, on one side, and Fenattel and Fittel, on the other. The collective agreements currently in force expire on November 30, 1998.

  The Company's management considers the relations of the Company with its work force to be satisfactory. The Company has never experienced a work stoppage that had a material effect on its operations.

  The Company participates in a pension fund, Fundacao Telebras de Seguridade Social ("Sistel"), the purpose of which is to supplement government-provided retirement benefits. The Company makes monthly contributions to Sistel currently equal to 13.5% of the salary of each employee who is a Sistel member. Each employee member also makes a monthly contribution to Sistel based on age and salary. Members of Sistel qualify for full pension benefits after reaching age 57 provided they have been members of Sistel for at least 10 uninterrupted years and have been affiliated with the social security system during at least 35 years. Sistel operates independently from the Company, and its assets and liabilities are fully segregated from those of the Company and of Telebras. See Note 18 to the Consolidated Financial Statements. Employees of the Company at the time of the privatization have the right to maintain their rights and benefits in Sistel in accordance with the terms in place at that time.

RESEARCH AND DEVELOPMENT

  Until the Breakup of Telebras, Telebahia, Telergipe and the other companies of the Telebras System each contributed to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras or the "Center"). All research and development expenses incurred by Telebahia and Telergipe were allocated to the fixed-line operations of those companies. Accordingly, the Company had no research and development expenses in 1995, 1996 and 1997.

  Following the Breakup of Telebras, the Center will become a private, independently administered non-profit foundation financed with resources from the public and private sector and will continue to develop telecommunications technology. Pursuant to three year contracts signed in May 1998 between Telebras and Telebahia Cellular and Telergipe Cellular, the Company is obliged to contribute an aggregate of R$0.8 million to the Center during the three years ending May 2001. During the effectiveness of this agreement, the Company has access to telecommunications software developed by the Center and other technological services provided by the Center such as equipment testing and consulting and training services. It is possible that the Center will also provide such services to third parties such as Band B Operators on a fee-for-service basis. The Company may consider conducting research independently of the Center on a case by case basis but will otherwise rely on the Center for research and development. The Company does not independently develop new telecommunications hardware and depends upon the manufacturers of telecommunications products for the development of new hardware.

CAPITAL EXPENDITURES

  The Company's priorities in the last five years have included and in the future will continue to include increasing network capacity, improving overall quality and, more recently, increasing the digitalization of the Company's network.

  The Company's capital expenditures historically have been planned and allocated on a Telebras system-wide basis and were subject to approval by the Ministry of Communications. In addition, the budget for capital expenditures of the Telebras System has been included in the annual budget of the Federal Government and had to be approved by the federal Congress. In 1995, the Federal Government instituted a broad investment program for public and private businesses in the communications and postal sectors for the years 1995 through 1999 (Programa de Recuperacao e Expansao dos Sistemas de Telecomunicacoes e Postal or "PASTE"). The foregoing constraints on capital expenditures have prevented the Company from making certain investments that it might otherwise would have made to improve cellular telephone service in the Region.

  Since the privatization of Telebras, none of these requirements has applied. The Company is now permitted to determine its own capital expenditure budget, subject to compliance with certain obligations to expand services under the Concessions. See "--Regulation of the Brazilian Telecommunications Industry-- Obligations of Telecommunications Companies." In addition, the financing of capital expenditures is no longer carried out on a system-wide basis and the Company is required to obtain its own financing. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Liquidity and Capital Resources."

  The 1998 annual capital expenditure budget for the Telebras System includes capital expenditures of the Company. The Company has entered into contracts for a total of R$65.1 million in 1998 capital expenditures. The Company expects, however, that as a result of the privatization all capital expenditures will be subject to revision by management and the new controlling shareholders of the Company.

  The following table sets forth the Company's capital expenditures for each year in the three-year period ended December 31, 1997, in constant reais of December 31, 1997.

                                                     YEAR ENDED DECEMBER 31,
                                                 --------------------------------
                                                    1995       1996      1997
                                                 ---------- ---------- ----------
                                                 (IN MILLIONS OF CONSTANT REAIS)
Automatic switching equipment...................       31.8        9.7       4.6
Other equipment.................................       88.5      128.5      62.7
Real estate.....................................       15.2       35.8       1.0
Other assets....................................        --         1.1       0.2
                                                 ---------- ---------- ---------
  Total capital expenditures....................      135.5      175.1      68.5
                                                 ========== ========== =========

REGULATION OF THE BRAZILIAN TELECOMMUNICATIONS INDUSTRY

 GENERAL

  The Company's business, including the services it may provide and the rates it charges for telecommunications services, is regulated by Anatel pursuant to Law No. 9,472 of July 16, 1997, the Lei Geral de Telecomunicacoes (the "Telecommunications Law"), the regulations, decrees, orders and plans issued thereunder and the Concession contract granting the Company the right to provide certain telecommunications services, subject to certain obligations contained in the Concession (the "List of Obligations").

 BACKGROUND

  From 1962 until 1967, the Brazilian telecommunications sector was regulated by the Conselho Nacional de Telecomunicacoes (the "National Council of Telecommunications"), and from 1967 until 1997 by the Ministry of Communications, pursuant to Law No. 4,117 of August 27, 1962 and the Codigo Brasileiro de Telecomunicacoes (the "Code of Telecommunications") promulgated thereunder, as well as certain regulations issued pursuant thereto from 1962 to 1996.

  In August 1995, the Brazilian Congress amended the Brazilian Constitution to allow the restructuring of the telecommunications sector. On July 19, 1996, the Congress passed Law 9,295, the Lei Minima (the "Minimum Law"). The Minimum Law began the process of opening up the cellular market to competition. The Minimum Law was largely replaced by the Telecommunications Law, although current cellular concessions granted to the Band A Operators and the Band B Operators contain certain provisions derived from the Minimum Law. In July 1997, the Congress passed the Telecommunications Law, which replaced Law 4,117 and became the main basis for regulation of the telecommunications sector, except for regulation of broadcasting, which was not addressed by the Telecommunications Law.

 REGULATORY AGENCY--ANATEL

  The Telecommunications Law provides a framework for telecommunications regulation. Article 8 of the Telecommunications Law established Anatel to develop regulations and to enforce such regulations. The specific functions of Anatel were set forth by the President of Brazil in Decree No. 2338 of October 7, 1997, the Regulamento da Agencia Nacional de Telecomunicacoes (the "Anatel Decree"). Pursuant to the Telecommunications Law and the Anatel Decree, Anatel replaces the Ministry of Communications as the regulatory agency for the telecommunications sector. Anatel, unlike the Ministry of Communications, is an independent regulatory agency. Anatel is administratively independent, financially autonomous and not hierarchically subordinated to any organ of the Brazilian Government, including the Ministry of Communications, in the area of telecommunications regulation. While independent, Anatel does maintain a close working relationship with the Ministry of Communications and informs the Ministry of its activities. Article 19, Section XXIX of the Telecommunications Law requires Anatel to submit an annual report summarizing its activities to the Ministry of Communications.

  Anatel is managed by a five-member Conselho Diretor ("Board of Directors"), headed by an executive president. The directors of Anatel are nominated by the President of Brazil, subject to approval by the Senate. Each director serves for a single fixed term of 5 years; directors may not be reappointed. In order further to ensure Anatel's independence, the initial directors have been appointed for different terms, from 3 to 7 years, so that only one director's mandate will expire per year, ensuring a staggered appointment of directors in the future. The directors may not exercise any other professional, business (other than university professor), union or political function, nor may they hold a significant interest, whether direct or indirect, in any company related to telecommunications.

  Anatel is financed through the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel"). Fistel is a fund administered by Anatel and its assets are currently the sole source of financing for Anatel's activities. Fistel receives the proceeds of, among other things, a tax imposed on concessionaires and fees charged for licenses and concessions.

  Any proposed regulation of Anatel is subject to a period of public comment, including public hearings. Anatel's actions may ultimately be challenged in Brazilian courts.

 CONCESSIONS AND LICENSES

  Companies wishing to offer telecommunications services to consumers are required to apply to Anatel for a concession or license. Concessions and licenses (autorizacoes) are granted for services in the public regime ("Public Regime") and services in the private regime ("Private Regime"). There are four companies that operate in the Public Regime: Embratel Participacoes S.A., Telesp Participacoes S.A., Tele Centro Sul Participacoes S.A., and Tele Norte Leste Participacoes S.A. As the primary providers of fixed-line telephone services, which serve an important public function, these four companies are subject to certain obligations. These obligations fall into three basic categories: quality of service, continuity of service, and network expansion and modernization.

  Companies operating in the Private Regime, which includes every company other than the four companies operating in the Public Regime, are generally not subject to any general obligations that arise from general laws, but rather may have obligations imposed on them by Anatel as part of the List of Obligations appended to their concessions or licenses. Technically, the General Plan on Quality applies to operators in both the Public Regime and the Private Regime, but the terms of the General Plan on Quality allow Anatel to waive its requirements and Anatel has stated that it does not plan to impose any specific requirements on Private Regime companies outside of the context of individual concessions and licenses other than such basic obligations as those concerning network engineering.

  Non-fixed Services--Private Regime--Concessions. Pursuant to the Minimum Law and the Telecommunications Law, the Band A and Band B Operators have been granted concessions. Each cellular concession is a specific grant of authority to supply cellular services, subject to certain obligations contained in the List of Obligations. If a cellular company wishes to offer any telecommunications service other than the cellular service authorized by its concession, it may apply to Anatel for a license to offer such other services. See "--Non-fixed Services--Private Regime--Licenses."

  Each cellular concession has been granted for an initial period of 15 years, and may be renewed at the discretion of Anatel for further periods of 15 years if the List of Obligations contained in the concession has been met. The Band A cellular concessions did not require the payment of a fee. Terms of payment for renewal of the Band A and Band B cellular concessions have not yet been established.

  Currently, there is a limit on the number of cellular companies. One company may operate in Band A and one company in Band B in any area of the country. Under the cellular concessions, Anatel may not authorize additional providers of cellular services until December 31, 1999.

  Non-fixed Services--Private Regime--Licenses. Except for cellular services, for which no additional licenses will be granted until December 31, 1999, licenses may be granted to any company wishing to offer telecommunications services in the Private Regime. Licensees are not subject to any specific obligations, although individual licenses may contain certain obligations. The Company has not been granted any licenses as of the date of this Registration Statement.

  Operators in the Private Regime may be granted licenses to offer any type of telecommunications service (including any services currently offered solely by Public Regime companies). As noted above, there is currently a restriction on Anatel's ability to license new cellular operators in the Private Regime until December 31, 1999, although this restriction is not a permanent part of the Private Regime and it is anticipated that new Private Regime licenses for cellular services will be granted once the restriction period expires.

 OBLIGATIONS OF TELECOMMUNICATIONS COMPANIES

  Providers of telecommunications services are subject to certain obligations contained in the List of Obligations of their concessions and licenses. Providers of telecommunications services in the Private Regime, including the Band A and Band B Operators, are subject to a set of obligations contained in their List of Obligations. Cellular companies, including the Company, are not subject to the same level of formal obligations to which the companies in the Public Regime are subject.

  The Company must at all times meet certain obligations concerning quality of service, network expansion and modernization pursuant to the List of Obligations. Failure to meet the List of Obligations at any time may result in fines and penalties of up to 0.05% of annual net operating revenues per day until the Company complies with the obligations as well as potential revocation of the Company's Concessions. The Company anticipates meeting the List of Obligations.

  The following two tables set forth the quality of service obligations and the network expansion and modernization obligations of the Company as stated in the List of Obligations for the period 1998-2002 and the Company's status with regard to each obligation as of December 31, 1997.

                      NETWORK EXPANSION AND MODERNIZATION

                           TELEBAHIA    TELERGIPE
                            CELLULAR     CELLULAR
                          STATUS AS OF STATUS AS OF     MINIMUM COVERAGE
                          DECEMBER 31, DECEMBER 31, REQUIRED BY NOVEMBER 4,
                              1997         1997     1998  1999  2000  2001  2002
                          ------------ ------------ ----  ----  ----  ----  ----
Services Offered(1) in
 cities with populations
 of:
  30,000 to 50,000......       56%          33%     --    --    --    --     70%
  50,000 to 75,000......      100%         100%     --    --    --     80%  --
  75,000 to 100,000.....      100%         100%     --    --     90%  --    --
  100,000 to 200,000....      100%         100%     --    100%  --    --    --
  Over 200,000 or state
   capital..............      100%         100%     100%  --    --    --    --
Maximum average
 installation waiting
 time
 (in days)(2)...........        0           0       180   120    30    15     5

--------
(1) For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
(2) Between request for service and connection in areas with cellular service.

                              QUALITY OF SERVICE

                                                    TELERGIPE CELLULAR MAXIMUM/
                                 TELEBAHIA CELLULAR   STATUS DURING    MINIMUM
                                 STATUS DURING 1997        1997        REQUIRED
                                 ------------------ ------------------ --------
Minimum average level of system
 availability(1)...............         99.1%              99.1%          98%
Maximum network drop rate(2)...          0.1%               5.9%           3%
Maximum "all circuits busy"
 rate(3).......................         13.3%              10.7%           5%
Maximum interconnection drop
 rate(4).......................          1.0%               1.2%           3%
Minimum average system
 availability on first call
 attempt.......................         94.0%              84.5%          90%
Maximum number of customer
 complaints per month (per 100
 subscribers)..................          2.6%               0.2%           5%

--------
(1) Percentage of time system operational and available for call origination, transport and completion.
(2) Rate of failed call completion due to signal loss between radio base station and switching centers.
(3) Rate at which system rejects attempted calls during peak period because no circuits are available.
(4) Rate at which interconnected calls fail to complete during peak periods.

  Failure to meet both network expansion and modernization obligations and the quality of service obligations in the List of Obligations may result in fines and penalties of up to R$50,000,000 as well as potential revocation of the Company's Concession. The Company's ability to meet the obligations in the List of Obligations will depend upon certain factors outside its control. While there can be no assurances, the Company believes that it will be able to meet these requirements at all times, with the exception of the maximum "all circuits busy" rate for Telebahia Cellular and Telergipe Cellular and the maximum network drop rate and minimum average system availability on first call attempt for Telergipe Cellular. The Company anticipates meeting these requirements by April 1999 and the Company is currently in discussions with Anatel concerning its ability to meet these requirements.

  Interconnection. Interconnection is mandatory between all telecommunications networks upon request by any party. Interconnection tariffs are subject to a price-cap established by Anatel. Rates below the applicable price-cap may be negotiated between the parties. If a company offers an interconnection tariff below the price-cap, it must offer that price to any other requesting party on a non-discriminatory basis.

  Anatel has stated that it does not expect to grant parties requesting interconnection the right to co-locate their equipment at this time. Co-location means that a party requesting interconnection may place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and connect to the network at this point of presence. Co-location is currently a matter for negotiation between the parties.

  Anatel does not currently mandate unbundling of network elements and services by the providers of such elements and services, although Anatel has stated that it plans to review the issue on a regular basis and may require unbundling in the future. In an unbundled regime, every network operator is required to provide a detailed list of network services and elements which may be purchased by a party requesting interconnection and the requesting party then has the right to select and purchase a subset of the network elements and services available.

 RATE REGULATION

  Price-Caps. Concessions granted to the Band A and Band B Operators, including the Concessions of the Company, provide for a price-cap mechanism to set and adjust rates on an annual basis. The price-cap mechanism consists of an upper limit, or price-cap, placed on a weighted average rate for a basket of services, stipulated by Anatel. The basket includes the services in the Basic Service Plan, including monthly subscription fees, VC1 calling, VC2 calling, VC3 calling, DSL1 calling, DSL2 calling, and AD charges, as well as interconnection charges, including network usage fees.

  The initial price-cap agreed by Anatel and the Company in the Concessions is based on the previously existing tariffs, which were developed based on the fully allocated costs of the Company. The initial price-cap will be adjusted on an annual basis under a formula contained in the Concessions. The formula allows two adjustments to the price-cap. First, the price-cap is revised upward to reflect increases in inflation by multiplying the price-cap by (1+1(y)), where y represents the rate of inflation as measured by the Indice Geral de Precos-Disponibilidade Interna ("IGP-DI"), an inflation index developed by the Fundacao Getulio Vargas, a private Brazilian economic research organization.

  The price-cap covers a basket of services. While the weighted average tariff for the entire basket may not exceed the price-cap, the tariffs for individual services within the basket may be increased. The Company may increase the tariff for any individual service by up to 20%, subject to a downward adjustment for inflation effects already captured in the annual upward adjustments of the overall price-cap for the basket, so long as it adjusts other prices downward to ensure that the weighted average tariff does not exceed the price-cap.

   Similar to the regulatory systems in most countries going through liberalization, Anatel has imposed a productivity factor (or X-factor) on the four fixed-line companies operating in the Public Regime. Under this system, the price-cap imposed on these operators is adjusted downward annually by a specific productivity factor once certain other adjustments (such as for inflation) have been made. There is no productivity factor or X-factor applied to revise the price-cap for cellular companies downward.

  Cellular Rates. Since October 1994, cellular telephone service in Brazil, unlike that in North America, has been offered on a "calling party pays" basis. Under the policy of calling party pays, a cellular telephone service subscriber generally pays usage charges only for calls made by the subscriber. When a subscriber makes a call from a limited geographic area (a "registration area") to a person within the same registration area, the customer pays a certain base rate per minute ("VC1"). If the recipient of the call is outside the registration area from which the call was placed but within the concession region of the cellular provider for such registration area, the subscriber pays a higher rate ("VC2"). Calls made from within a registration area to a recipient located outside the concession region in which such registration area is located are billed at the highest per-minute rate ("VC3"). The Company earns VC1, VC2, or VC3 revenues, as applicable, for all cellular calls originating from the Region, whether made by a Company subscriber or a subscriber of another cellular operator that is roaming in the Region. Similarly, when a Company subscriber makes a cellular call while outside the Region, the VC1, VC2, or VC3 revenues, as applicable, associated with that call are paid over to the cellular operator from whose concession region the call is made. See "--Operating Agreements--Roaming Agreements."

  When a Company subscriber makes or receives a call while outside the registration area in which such subscriber is registered for service (such subscriber's "Home Registration Area"), the subscriber also pays the Company a per-call surcharge known as "AD." When a Company subscriber receives a call while outside such subscriber's Home Registration Area, the subscriber also pays a certain per-minute rate if the subscriber is located within the Region ("DSL1"), or a higher rate ("DSL2") if the subscriber is located outside the Region. The Company's Region consists of 43 registration areas which vary in size depending upon population density.

  For a breakdown of the Company's current cellular service rates, see "-- Rates--Subscriber Rates."

  Network Usage Charges. Other telecommunications companies wishing to interconnect with and use the Company's network must pay certain fees, primarily a network usage fee. The network usage fee is subject to a price-cap stipulated by Anatel.

  The price-cap for the network usage fee specified by Anatel varies from company to company based on the underlying cost characteristics of each company's network. The fee is a flat fee charged per minute of use which represents an average charge for a basket of network elements and services.

  For a breakdown of the Company's current network usage charges, see "-- Rates--Subscriber Rates" and "--Network Usage Charges."

BRAZILIAN POLITICAL ENVIRONMENT

  The Brazilian political environment was marked by high levels of uncertainty after the country returned to civilian rule in 1985, ending 20 years of military government. The death of a President-elect in 1985 and the resignation of another President in the midst of impeachment proceedings in 1992, as well as rapid turnover at and immediately below the cabinet level, adversely affected the implementation of consistent economic and monetary policies, including consistent policies in the areas of government-owned enterprises and telecommunications.

  Mr. Fernando Henrique Cardoso, the Finance Minister at the time of implementation of Brazil's latest economic stabilization plan (the "Real Plan"), was elected President of Brazil in October 1994 and took office in January 1995. He has generally sought to continue the economic stabilization and liberalization policies he had developed as Finance Minister from May 1993 through April 1994. Although some important groups remain opposed to significant elements of his program and the implementation of policies of economic stabilization and liberalization is subject to significant compromises and accommodations, President Cardoso is the leader of a coalition of political parties that represents a majority of the federal Congress. His party controls the state governments of the states of Sao Paulo, Rio de Janeiro and Minas Gerais, and his policies have broad political support.

  Elections for the President, Vice-President, state Governors and the members of the Chamber of Deputies, as well as one third of the members of the Senate were held on October 4, 1998. President Cardoso was re-elected for a second term as president. The outcome of these elections could have a strong impact on the continuation of the economic reforms of the Cardoso administration. There can be no assurance that the political consensus in favor of the economic reform program pursued by the Cardoso administration can or will be sustained following the elections.

BRAZILIAN ECONOMIC ENVIRONMENT

  The financial condition and results of operations of the Company are dependent on general economic conditions in Brazil, and in particular on (i) economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) exchange rates between Brazilian and foreign currencies.

  For many years, the Brazilian economy was extremely volatile, and the Federal Government implemented a succession of programs intended to stabilize the economy and provide a basis for sustainable, non-inflationary growth. The Company was affected by economic instability and by such programs in a variety of ways, particularly when they have resulted in contractions in demand or very high real interest rates or prevented the Company from raising rates to keep pace with the rate of inflation.

  Until the introduction of the Real Plan, measures by the Federal Government intended to influence the course of Brazil's economy, such as changes in monetary, credit, tariff and other policies, were frequent and occasionally drastic. See "Exchange Controls and Other Limitations Affecting Security Holders." In particular, actions to control inflation, interest rates or consumption included freezing bank accounts, imposing capital controls, introducing high tariffs and other strong measures. Changes in policy, social instability and other political and economic developments, and the Brazilian government's responses to such developments, not infrequently have had a material adverse effect on the Company's business, financial condition and results of operations.

  Beginning in December 1993, the Federal Government introduced the Real Plan, an economic stabilization program intended to reduce the rate of inflation by reducing certain public expenditures, collecting liabilities owed to the Federal Government, increasing tax revenues, continuing to privatize government-owned entities and introducing a new currency. The real was introduced as Brazil's currency on July 1, 1994, based on a new unit of account, the URV, introduced earlier in the year. Since taking office in January 1995, President Cardoso has continued to implement the Real Plan. The real generally appreciated through January 1995 and thereafter gradually declined in value against the dollar, reaching R$1.1164 to US$1.00 at December 31, 1997. Under the Real Plan, the rate of inflation has decreased significantly and there has been sustained growth in real gross domestic product. See "--Inflation and Devaluation." Notwithstanding the success of the Real Plan in lowering inflation and stabilizing the Brazilian economy, the Real Plan also led to an economic slowdown, a rise in unemployment in some regions and specific sectors of the economy, and adversely impacted certain sectors of the economy.

  Beginning in August 1998, following the devaluation of the Russian Ruble, Brazil has experienced substantial capital outflows, significant declines in its stock markets and speculative attacks on the Brazilian currency. In response, the Federal Government has raised interest rates and stated that it will continue to support the value of the real and to abide by the principles inherent in the Real Plan. In early October 1998, reported capital outflows of approximately US$1 billion per day led to speculation that the International Monetary Fund would provide Brazil with a financial aid package. However, as of October 9, 1998, no such package had been announced by the IMF or formally requested by the Federal Government. Previously, in the fourth quarter of 1997, Brazil experienced a financial crisis following the financial and economic crisis in Asia. In response, the Federal Government adopted several economic measures to protect the Real Plan and the stability of the Brazilian currency. These measures included (i) an increase in interest rates, including a near doubling of short-term interest rates, (ii) an increase in certain tax rates, (iii) a reduction in Federal Government spending for 1998 and (iv) restrictions on imports. Government policies to control inflation and to reduce budget and trade deficits could also result in further actions that could slow or halt Brazilian economic growth. It is not possible to foresee how measures like these will affect the business, financial condition and results of operations of the Company.

  Brazil's trade deficit for 1997 increased to US$8.37 billion compared to US$5.54 billion for 1996. There can be no assurance that the Brazilian government will not introduce credit restrictions to subdue domestic demand in order to reduce the trade deficit, nor that any such credit restrictions will not have a material adverse effect on the business, operations, financial condition or results of operations of the Company. A continuing increase in the trade deficit would substantially reduce Brazil's approximately US$50.8 billion of reserves at December 31, 1997 and could negatively affect Brazil's economic development as a whole.

PRIVATIZATION

  The Federal Government, directly or through various state-owned enterprises, owns many companies and controls a major portion of activities in the oil and gas sectors. Most of the energy production and postal services companies are directly or indirectly controlled by the Federal Government.

  To reduce its participation in the economy, the Federal Government has engaged in the privatization of certain state enterprises. The objectives of the privatization program are (i) to reduce the role of the state in the economy and allocate more resources to social investment, (ii) to reduce public sector debt, (iii) to strengthen the capital markets and promote wider share ownership and (iv) to strengthen the capital markets and promote wider share ownership. As originally presented the Real Plan contemplated constitutional amendments which would permit private participation in the state-controlled petroleum and telecommunications sectors and in other areas that had constitutionally mandated monopolies, such as pipeline distribution of gas and the shipping industry. These amendments were approved by Congress in 1995. A council directly subordinate to the President, the Conselho Nacional de Privatizacao (the "Privatization Council"), and Banco Nacional de Desenvolvimento Economico e Social (the "National Development Bank" or "BNDES") are responsible for administering the privatization program.

  As of December 31, 1996, a total of 52 state enterprises or divisions thereof had been privatized, and several minority interests held by Federal Government companies had been sold for nominal consideration totaling US$13.7 billion (including payment made in Brazilian currency and payment made by means of qualified debt instruments issued to the Federal Government, its agencies and state-controlled companies). To date, the privatizations have, for the most part, been effected through share auctions conducted on Brazil's stock exchanges. Although the majority of such share auctions have been successful, there have been instances in which a share auction has failed due to a lack of bidders. Privatization revenues for 1997 exceeded $26.0 billion. Some of the Brazilian states, such as Sao Paulo, Minas Gerais, Pernambuco, Paraiba and Maranhao are also conducting privatization programs in relation to state services.

  Brazilian labor unions have opposed certain of the privatization measures proposed by the Federal Government, but the Federal Government has, to date, been able to move forward with its program despite such opposition.

DEVELOPMENTS IN OTHER EMERGING MARKET COUNTRIES; BRAZILIAN AUSTERITY PROGRAM

  The Brazilian securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investors' reactions to developments in one country can have an effect on the securities of issuers in other countries, including Brazil. For example, since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of financial market indices, including those in Brazil, have declined significantly. The current market volatility in Latin American and other emerging market countries' securities markets has also been attributed, at least in part, to the effects of the Asian economic crisis. There can be no assurance that the Brazilian securities markets will not continue to be affected negatively by events elsewhere, especially in emerging markets, or that such events will not adversely affect the value of the ADSs.

  In reaction to the growing market volatility in Asia, the Brazilian Government implemented several measures intended to curtail the outflow of foreign investment, as Central Bank reserves were reduced from US$61.2 billion in September 1997 to US$52.9 billion by the end of October 1997. On October 30, 1997, the Central Bank raised the benchmark interest rate from 20.7% to 43.4% in order to retain investment funds in the country. On November 10, 1997, the Federal Government presented a series of fiscal measures aimed at reducing the budget deficit and bolstering economic conditions. The measures included certain tax increases, eliminations of budget expenses and reductions in available fiscal incentives. The package of measures was intended to produce a savings of R$20 billion, due to the decrease in expenses and the increase in revenue. These fiscal measures have been substantially implemented. Constitutional reforms affecting civil servants and social security have also been accelerated and may result in lower government deficits. However, there can be no assurance that such measures will be successful in protecting the Federal Government's present currency exchange rate policy and price stability program.

  Additionally, the decrease in economic activity caused by the increase in interest rates and the fiscal measures may have substantial negative effects on companies doing business in Brazil. Projected GDP growth for Brazil for 1998 has been reduced from approximately 4% to approximately 1%. It is expected that these events may have the effect of reducing the purchasing power of Brazilian consumers in general. Since the increase in interest rates, the Central Bank has gradually reduced its benchmark interest rate, setting its rate at 40.9% on December 1, 1997, at 38.0% on January 2, 1998, at 34.5% on January 29, 1998, at 28.0% on March 5, 1998, at 21.8% on May 20, 1998, at
21.0% on June 25, 1998 and at 19.75% on July 29, 1998. There can be no assurance that a decrease in interest rates will not cause further investment outflows.

  Events in Asia also may affect the competitiveness of Brazilian exports. In addition, the proceeds from scheduled privatizations may not reach expected levels, in which case the current account deficit would cause a deterioration in foreign reserves, adversely affecting the currency exchange rate policy.

INFLATION AND DEVALUATION

  Brazil experienced extremely high and generally unpredictable rates of inflation and of devaluation of Brazilian currency for many years until the implementation of the Real Plan. Inflation itself, as well as certain governmental measures to combat inflation, and public speculation about possible future actions have also historically contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. The following table sets forth Brazilian inflation, as measured by the UFIR for 1995 and the IGP-M for 1996-1998, and the devaluation of the Brazilian currency against the U.S. dollar for the periods shown.

                         YEAR ENDED DECEMBER 31,     FIRST QUARTER    SIX MONTHS
                         -------------------------  ENDED MARCH 31, ENDED JUNE 30,
                          1995     1996     1997         1998            1998
                         -------- -------  -------  --------------- --------------
                                            (IN PERCENTAGES)
Inflation (UFIR for
 1995; IGP-M for 1996-
 1998)..................     22.5     9.2      7.7        1.3            2.0
Devaluation (Brazilian
 currency vs. US$)......     15.0     6.9      7.4        1.9            3.6

  Since the introduction of the Real Plan in July 1994, the rate of inflation has decreased considerably. As measured by the IGP-M, the rate of inflation was 7.7% for 1997, 1.3% for the first quarter of 1998 and 2.0% for the six months ended June 30, 1998. Despite this reduction, the rate of inflation remains high compared to other countries, and the potential for distortions or dislocations attributable to changing prices continues to exist. The exchange rate between the real and the U.S. dollar has also been relatively stable since early July 1994, compared to prior periods, although the potential for devaluation or volatility persists. See "Exchange Rates."

  In accordance with Brazilian GAAP, the Consolidated Financial Statements recognize certain effects of inflation and restate data from prior periods in constant reais of December 31, 1997 purchasing power. Such restatement has been effected using the integral restatement method (correcao integral), which was required by the CVM to be used for financial statements of public corporations through December 31, 1995. In periods of inflation, monetary assets generate inflationary loss and monetary liabilities generate inflationary gain, due to the decline in purchasing power of the currency. In the Consolidated Financial Statements, inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense captions in the statement of operations. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2a to the Consolidated Financial Statements.

ITEM 2: DESCRIPTION OF PROPERTY

  The principal physical properties of the Company consist of transmission equipment, switching equipment and base stations. The Company leases office space (approximately 1,800 square meters) in Salvador, Bahia from which the majority of its management activities are conducted, and leases other office space in Aracaju.

  The Company also leases the sites where its cellular network equipment is installed. As of May 1, 1998, the Company had six large cellular switches in Salvador, Aracaju, Feira de Santana and Itabuna and 268 cell sites, of which 57 were located on land owned by the Company and the remainder of which were located on land leased by the Company. Most of these leases do not expire prior to 2003. In addition, the Company leases seven retail stores through the Region.

ITEM 3: LEGAL PROCEEDINGS

  The Breakup of Telebras is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant Federal Court, although several of such decisions are currently on appeal. If any such appeal is successful, the shareholders of Telebras will be required to reapprove the Breakup or other legislative actions may be required.

  The lawsuits to which the Breakup has been subjected are based on a number of legal theories, the principal among which are that (i) Brazil's Constitution requires that the creation of the twelve New Holding Companies be specifically authorized by the Telecommunications Law--the Breakup is not so authorized; (ii) the shareholders' meeting of Telebras held on May 22, 1998 which approved the Breakup was not properly convened; (iii) national sovereignty will be threatened if the country's telecommunications companies are controlled by foreign entities; and (iv) the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the Breakup and privatization either by an executive order of the President or by an act of Congress. If any of the plaintiffs in the above-described lawsuits ultimately prevails, the Breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff's theory, any combination of
(i) amendment of the Telecommunications Law, (ii) reconvening the May 22, 1998 Telebras shareholders' meeting and (iii) the passage of additional laws by Congress or issuance of executive orders by the President. It is theoretically possible under Brazilian law for a court to require that the Breakup be unwound, although the Company believes that this would not be likely to occur.

  The Company is a party to certain legal proceedings arising in the normal course of business. The Company has provided for or deposited in court amounts to cover its estimated losses due to adverse legal judgments. In the opinion of management, such actions, if decided adversely to the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

  Telebras, Telebahia and Telergipe, the legal predecessors of the Registrant, Telebahia Cellular and Telergipe Cellular, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telebahia or Telergipe, as the case may be, prior to the effective date of the spin-off of Telebahia's and Telergipe's cellular assets and liabilities to Telebahia Cellular and Telergipe Cellular, respectively, remains with Telebahia or Telergipe, as the case may be, except for labor and tax claims (for which Telebahia and Telergipe are jointly and severally liable to Telebahia Cellular and Telergipe Cellular, as the case may be, by operation of law) and those liabilities for which specific accounting provisions have been assigned to Telebahia Cellular or Telergipe Cellular. However, under the shareholders' resolution pursuant to which the spin-off was effected, Telebahia Cellular and Telergipe Cellular have contribution rights against Telebahia and Telergipe, as the case may be, with respect to the entire amount of any payments made by Telebahia Cellular and Telergipe Cellular in connection with any labor or tax claims brought against Telebahia Cellular and Telergipe Cellular and relating to acts committed by Telebahia and Telergipe prior to the effective date of the spin-off. Any claims against Telebahia or Telergipe which are not satisfied by Telebahia or Telergipe could result in claims against Telebahia Cellular or Telergipe Cellular to the extent that Telebahia Cellular or Telergipe Cellular has received assets which might have been used to settle those claims had it not been spun off from Telebahia or Telergipe, as the case may be. Under the terms of the Breakup, liability for any claims arising out of acts committed by Telebras prior to the effective date of the Breakup remains with Telebras, except for labor and tax claims (in which case Telebras and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions have been assigned to the Registrant or one of the other New Holding Companies. Creditors of Telebras may challenge this allocation of liability until September 14, 1998. Management of the Company believes that the chances of any such claims materializing and having a material adverse financial effect on the Company are remote.

ITEM 4: CONTROL OF REGISTRANT

  Of the Registrant's two classes of capital stock outstanding, only the Common Shares have full voting rights. The Preferred Shares have voting rights under limited circumstances. See "Description of Securities to be Registered-- Capital Stock--Voting Rights." Iberdrola/Telefonica owns 51.8% of the Common Shares. Accordingly, Iberdrola/Telefonica has the ability to control the election of the Registrant's Board of Directors and the direction and future operations of the Company. Iberdrola/Telefonica is managed by Telefonica Internacional, S.A. pursuant to a shareholder's agreement among Iberdrola and Telefonica International, S.A.

  The following table sets forth information concerning the ownership of Common Shares by Iberdrola/Telefonica and by the Registrant's officers and directors as a group. The Company is not aware of any other shareholder owning more than 10.0% of the Common Shares.

                                                    NUMBER OF    PERCENTAGE OF
                                                      COMMON      OUTSTANDING
                  NAME OF OWNER                    SHARES OWNED  COMMON SHARES
                  -------------                   -------------- -------------
Iberdrola Investimentos Sociedade Unipessoal,
 Lda. ........................................... 39,931,193,697     32.11%
Telefonica Internacional S.A..................... 24,473,957,428     19.68%
All directors and executive officers as a group
 (5 persons).....................................            240      0.00%

  The following is a brief description of the members of the Iberdrola/Telefonica consortium.

  IBERDROLA INVESTIMENTOS SOCIEDADE UNIPESSOAL, LDA. is a subsidiary of Iberdrola Energia, part of Iberdrola S.A. ("Iberdrola"). Iberdrola is an electric power company whose major activity is the generation, transportation, distribution and marketing of electricity. Iberdrola is also engaged in sectors such as new energy, engineering, consultancy, telecommunications, information systems, real estate, and added value services to customers. In Spain, it provides electricity to its more than eight million customers, which represent 40% of the peninsular domestic market. Iberdrola performs activities in 23 companies set up in Argentina, Bolivia, Brazil, Colombia,

Chile and Guatemala, and participates in the management of electricity, gas and telecommunications supply to over ten million customers in those countries. Iberdrola is also a participant in the consortia that acquired control of two other New Holding Companies: Tele Sudeste Celular Participacoes S.A. and Telesp Participacoes S.A.

  TELEFONICA INTERNACIONAL S.A. Telefonica Internacional S.A. is a subsidiary of Telefonica de Espana S.A. ("Telefonica"). Telefonica is dedicated to the telecommunications sector, with activities in Spain and Portugal and in the Americas. Telefonica provides a comprehensive range of telecommunications services, including fixed, mobile and public telephone services to the residential and business markets, as well as international calls, data transmission and infrastructure services. Its shares are listed on the Madrid Stock Exchange and on the New York Stock Exchange. Telefonica is also a participant in the consortia that acquired control of three other New Holding
Companies: Tele Sudeste Celular Participacoes S.A., Telesp Celular Participacoes S.A. and Telesp Participacoes S.A.

ITEM 5: NATURE OF TRADING MARKET

  There has never been a trading market for the ADSs. Prior to September 21, 1998, there was no trading market for the Common Shares or the Preferred Shares. The common shares and preferred shares of Telebahia Cellular have traded on the Bolsa de Valores de Sao Paulo (the "Sao Paulo Stock Exchange"), the Bolsa de Valores do Rio de Janeiro (the "Rio de Janeiro Stock Exchange") and the seven other Brazilian stock exchanges (together with the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange, the "Brazilian Stock Exchanges") since May 18, 1998. Prior to that date, Telebahia Cellular shares traded on such exchanges as units with shares of Telebahia. Prior to the spin-off of Telebahia and Telergipe's cellular operations to Telebahia Cellular and Telergipe Cellular, the common shares and preferred shares of Telebahia traded on the Brazilian Stock Exchanges. The common shares and preferred shares of Telergipe never traded on any of the Brazilian Stock Exchanges.

  The table below sets forth, for the periods indicated, the high and low closing sales prices for the preferred shares of Telebahia Cellular as reported on the Sao Paulo Stock Exchange since the spin-off of Telebahia's cellular operations. The market price of the Preferred Shares may differ materially from the market price of the preferred shares of Telebahia Cellular. Two factors accounting for this difference are (i) that the Registrant has certain assets and liabilities that Telebahia Cellular does not (see Note 23 to the Consolidated Financial Statements) and (ii) that the capital structure of Telebahia Cellular differs significantly from that of the Registrant. As of May 18, 1998, Telebahia Cellular had 3,496,617 thousand common shares and 5,921,090 thousand preferred shares outstanding.

                                                          PRICES PER 1,000
                                                         PREFERRED SHARES OF
                                                              TELEBAHIA
                                                             CELLULAR(1)
                                                         ------------------- ---
                                                           HIGH       LOW
                                                         -------------------
                                                          IN NOMINAL REAIS
     May 18, 1998 through May 31, 1998..................   R$44.00   R$29.00
     June 1, 1998 through June 30, 1998.................   R$29.00   R$22.00
     July 1, 1998 through July 31, 1998.................   R$20.01   R$12.01
     August 1, 1998 through August 31, 1998.............   R$22.70   R$21.00
     September 1, 1998 through September 30, 1998.......   R$21.00   R$14.00

--------
(1)Share prices are for Telebahia Cellular, a subsidiary of the Registrant, and not for the Registrant itself.

  Following the Breakup and until September 21, 1998, the preferred shares of each of the New Holding Companies, including the Preferred Shares, traded on the Brazilian Stock Exchanges only as a unit with the preferred shares of Telebras. Telebras ADSs, each representing 1,000 Telebras Preferred Shares and, since the Breakup, each also representing 1,000 preferred shares of each of the New Holding Companies, have continued to trade on the NYSE.

  On September 21, 1998, shares of each New Holding Company, including the Preferred Shares, commenced trading separately on the Brazilian Stock Exchanges. The table below sets forth, for the periods indicated, the high and low closing sales prices for the Preferred Shares of the Registrant as reported on the Sao Paulo Stock Exchange.

                                                              PRICES PER 1,000
                                                             PREFERRED SHARES OF
                                                               THE REGISTRANT
                                                             -------------------
                                                               HIGH       LOW
                                                             -------------------
                                                             (IN NOMINAL REAIS)
   September 21, 1998 through September 30, 1998............    R$0.55    R$0.46
   October 1, 1998 through October 23, 1998.................    R$0.57    R$0.37

  It is expected that during the fourth quarter of 1998 American Depositary Shares representing preferred shares of each New Holding Company will be issued and commence trading separately on the NYSE. The ADSs, each representing 5,000 Preferred Shares of the Registrant, will be issued to the holders of Telebras ADSs pursuant to a Deposit Agreement (the "Deposit Agreement") among the Registrant, The Bank of New York as Depositary (the "Depositary") and the holders of the ADSs from time to time. See "Description of Securities to be Registered--Description of American Depositary Receipts in respect of Preferred Shares."

  Application has been made to list the ADSs on the NYSE upon issuance under the symbol TBE. Prices at which the Preferred Shares and the ADSs may trade cannot be predicted. There can be no assurance that an active trading market for the Preferred Shares in Brazil or for the ADSs in the United States or elsewhere will develop or be sustained.

TRADING ON THE BRAZILIAN STOCK EXCHANGES

  Of Brazil's nine stock exchanges, the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange are the most significant. During 1997, the Sao Paulo Stock Exchange accounted for approximately 93% of the trading value of equity securities on all Brazilian stock exchanges, and the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange together accounted for approximately 99% of the trading value of equity securities on all Brazilian stock exchanges.

  Each Brazilian stock exchange is a non-profit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized non-members. The Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange have two open outcry trading sessions each day, from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m. Trading is also conducted during this time on an automated system on the Sao Paulo Stock Exchange and on the National Electronic Trading System ("SENN"), a computerized system that links the Rio de Janeiro Stock Exchange electronically with the seven smaller regional exchanges. Market makers exist on the Sao Paulo Stock Exchange, but are only authorized to make markets in options for stock indices which are traded on that exchange and to engage in transactions on META (Mercado de Empresas Teleassistidas), an electronic trading system operating at the Sao Paulo Stock Exchange and permitting trading in the securities of companies registered for that purpose. These companies must appoint the market makers authorized to deal in their securities. There are no specialists or market makers for the Company's shares on the Sao Paulo Stock Exchange. The CVM and each of the Brazilian stock exchanges have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the Brazilian stock exchanges may be effected off the exchanges in certain circumstances, although such trading is very limited.

  Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares is made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The clearinghouse for the Sao Paulo Stock Exchange is Calispa S.A., which is owned by the member brokerage firms. The clearinghouse for the Rio de Janeiro Stock Exchange is CLC-Camara de Liquidacao e Custodia S.A., which is 99% owned by that exchange.

  At December 31, 1997, the aggregate market capitalization of the 536 companies listed on the Sao Paulo Stock Exchange was approximately R$285.0 billion. Substantially the same securities are listed on the Sao Paulo Stock Exchange and on the Rio de Janeiro Stock Exchange. Although all the outstanding shares of an exchange-listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. This is particularly true in the case of mixed-capital companies, such as the Company before the privatization, of which more than half of the voting shares must by law be owned by Brazilian governmental entities. For this reason, data showing the total market capitalization of Brazilian stock exchanges tends to overstate the liquidity of the Brazilian equity securities market.

  Although the Brazilian equity market was Latin America's largest in terms of market capitalization, it is relatively small and illiquid compared to major world markets. In 1997, the combined daily trading volumes on these two exchanges averaged approximately R$945.4 million. In 1997, the five most actively traded issues represented approximately 72.9% of the total trading in the cash market on the Sao Paulo Stock Exchange and approximately 50.5% of the total trading in the cash market on the Rio de Janeiro Stock Exchange.

  Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain limitations under Brazilian foreign investment legislation. See "Description of Securities to be Registered."

REGULATION OF BRAZILIAN SECURITIES MARKETS

  The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Central Bank of Brazil, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6,385 dated December 7, 1976, as amended (the "Brazilian Securities Law"), and the Brazilian Corporation Law.

  Under the Brazilian Corporation Law, a company is either public, a "companhia aberta," such as the Company, or private, a "companhia fechada." All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded either on the Brazilian stock exchanges or in the Brazilian over-the-counter ("Brazilian OTC") market. The shares of a public company, including the Company, may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a public company, its securities may be traded on all other Brazilian stock exchanges.

  Trading in securities on the Brazilian stock exchanges may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the relevant stock exchange.

  The Brazilian Securities Law provided for, among other things, disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders. However, the Brazilian securities markets are not as highly regulated and supervised as the United States securities markets or markets in certain other jurisdictions.

ITEM 6: EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

  There are no restrictions on ownership of Preferred Shares or Common Shares of the Registrant by individuals or legal entities domiciled outside Brazil.

  Until the Registrant was privatized, it was subject to the provisions of Brazilian corporate law applicable to mixed-capital companies under Brazilian law. These provisions ceased to apply after the Registrant was privatized.

As a mixed-capital company, the Registrant was not subject to bankruptcy and the Federal Government was contingently liable for the obligations of the Registrant for so long as its assets were encumbered and attached. However, substantial limitations applied to the attachment or sale of assets of the operating subsidiaries of the Registrant that were used to provide telecommunications services pursuant to the Company's concession. Similarly, the sale of shares representing voting control of operating subsidiaries providing public telecommunications services was subject to government authorization. The sale of preferred shares of operating subsidiaries, or of assets not used to provide telecommunications services, was not subject to these restrictions.

  The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent the Banco Itau S.A. (the "Custodian"), as custodian for the Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of the Preferred Shares underlying the ADSs.

  Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended (the "Annex IV Regulations"), qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that (i) seek to invest in financial markets and (ii) meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate Certificates of Registration for each transaction. Investors under the Annex IV Regulations are also entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations." Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council (the "Annex V Regulations"), provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program will be approved under the Annex V Regulations by the Central Bank of Brazil and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See "Taxation-- Brazilian Tax Considerations."

  A Certificate of Registration will be issued in the name of the Depositary with respect to the ADSs prior to the issuance of the ADSs and will be maintained by the Custodian on behalf of the Depositary. Pursuant to the Certificate of Registration, the Custodian and the Depositary are able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's Certificate of Registration for five business days after such exchange, following which such holder must seek to obtain its own Certificate of Registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder (i) qualifies under the Annex IV Regulations or (ii) obtains its own Certificate of Registration, and in the case of (ii), it will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "Taxation--Brazilian Tax Considerations."

  Under current Brazilian legislation, the Federal Government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil's balance of payments. For approximately six months in 1989 and early 1990, the Federal Government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Federal Government directives. The imbalance in Brazil's balance of payments increased during 1997, and there can be no assurance that the Federal Government will not impose similar restrictions on foreign repatriations in the future.

ITEM 7: TAXATION

  The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. This summary is also based upon the representations of the Depositary and on the assumption that each obligation in the Deposit Agreement relating to the ADRs and any related documents will be performed in accordance with its terms. PROSPECTIVE PURCHASERS OF PREFERRED SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF PREFERRED SHARES OR ADSs.

  Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

BRAZILIAN TAX CONSIDERATIONS

  The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of Preferred Shares, that has registered its investment in Preferred Shares with the Central Bank of Brazil as a U.S. dollar investment (in each case, a "non-Brazilian holder"). It is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below. The following discussion summarizes the principal tax consequences applicable under current Brazilian law to non-Brazilian holders of Preferred Shares or ADSs; it does not specifically address all of the Brazilian tax considerations applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

 TAXATION OF DIVIDENDS

  Dividends, including dividends paid in kind, paid by the Company (i) to the Depositary in respect of the Preferred Shares underlying the ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian withholding tax in the case of distributions of profits earned as from January 1, 1996. Stock dividends relating to profits generated prior to December 31, 1995 are not subject to withholding tax in Brazil unless the stock is redeemed by the Company within five years from such distribution or the non-Brazilian holder sells the stock in Brazil within such five-year period.

  Brazil has entered into tax treaties with several countries. However, there is currently no tax treaty between the United States and Brazil. The only Brazilian tax treaty now in effect that, if certain conditions are met, would reduce the rate of the withholding tax on dividends in respect of profits generated prior to December 31, 1995 below the generally applicable 15% rate is the treaty with Japan, which would reduce such rate to 12.5% under the circumstances stated in such treaty.

 TAXATION OF GAINS

  Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder are not subject to Brazilian tax.

  The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian tax. The deposit of Preferred Shares in exchange for ADSs is not subject to Brazilian tax provided that the Preferred Shares are registered under the Annex IV Regulations. In the event the Preferred Shares are not so registered, the deposit of Preferred Shares in exchange for ADSs may be subject to Brazilian capital gains tax at the rate of 10% or 15% as described below. On receipt of the underlying Preferred Shares, a non-Brazilian holder who qualifies under the Annex IV Regulations will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described below under "--Registered Capital."

  Non-Brazilian holders are not subject to tax in Brazil on gains realized on sales of Preferred Shares that occur abroad or on the proceeds of a redemption of, or a liquidating distribution with respect to, Preferred Shares. As a general rule, non-Brazilian holders are subject to a withholding tax imposed at a rate of 15% on gains realized on sales or exchanges of Preferred Shares that occur in Brazil to or with a resident of Brazil outside of a Brazilian stock exchange. Non-Brazilian holders are generally subject to a withholding tax at a rate of 10% on gains realized on sales or exchanges in Brazil of Preferred Shares that occur on a Brazilian stock exchange but will not be subject to tax if either such a sale is made within five business days of the withdrawal of such Preferred Shares in exchange for ADSs and the proceeds thereof are remitted abroad within such five-day period, or such a sale is made under the Annex IV Regulations by certain qualified institutional non-Brazilian holders that register with the CVM. Gains realized by an investor under the Annex IV Regulations are not subject to tax, provided certain conditions are met. The "gain realized" is the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost, measured in Brazilian currency without any correction for inflation, of the shares sold. The "gain realized" as a result of a transaction with respect to shares registered as an investment with the Central Bank of Brazil (and not subject to the Annex IV Regulations) will be calculated based on the foreign currency amount registered with the Central Bank of Brazil. There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under the Annex IV Regulations will not be changed. Reductions in the tax rate provided for by Brazil's tax treaties do not apply to tax on gains realized on sales or exchanges of Preferred Shares.

  Any exercise of preemptive rights relating to the Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred Shares by the Depositary will not be subject to Brazilian taxation.

 DISTRIBUTIONS OF INTEREST ON NET WORTH

  In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on the Company's net worth. Such interest is limited to the Federal Government's long-term interest rate (the "TJLP") as determined by the Central Bank of Brazil from time to time (10.63% per annum for the three month period starting June 1, 1998), and cannot exceed the greater of (i) 50% of net income (before taking such distribution and any deductions for income taxes into account) for the period in respect of which the payment is made or (ii) 50% of retained earnings.

  Distributions of interest on net worth in respect of the Preferred Shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% (except for interest due to the Federal Government, which is exempt from tax withholding) and shall be deductible by the Registrant for purposes of the Corporate Income Tax ("IRPJ") and Social Contribution on Profit ("CSLL") (both of which are levied on the Company's profits) as long as the payment of a distribution of interest is approved in the Registrant's annual shareholders' meeting. The amount of distributions of interest on net worth will be determined by the Board of Directors of the Registrant. No assurance can be given that the Board of Directors of the Registrant will not determine that future distributions of profits will be made by means of interest on net worth instead of by means of dividends.

  Under Brazilian law and regulations, the amount paid to shareholders as interest on net worth (net of any withholding tax) may be treated as payment in lieu of the Mandatory Dividend and Preferred Dividend (as defined under "Description of Securities to be Registered--Capital Stock--Dividends"). In addition, any Brazilian corporation distributing interest on net worth is obligated to distribute to shareholders an amount sufficient to ensure that the net amount received (after payment of withholding taxes) is at least equal to the Mandatory Dividend.

  Distributions of interest on net worth in respect of the Preferred Shares, including to holders of ADSs, may be converted into U.S. dollars and remitted outside of Brazil to U.S. holders, subject to relevant exchange restrictions. See "Description of Securities to be Registered--Capital Stock--Payment of Dividends" and "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 OTHER BRAZILIAN TAXES

  There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities that are not resident or domiciled in Brazil or in the relevant State to individuals or entities resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

  Pursuant to Decree 2,219, dated May 2, 1997, a financial transaction tax (the "IOF") may be imposed on the conversion into Brazilian currency of the proceeds of a foreign investment in Brazil (including investments in Preferred Shares and ADSs and investments made under the Annex IV Regulations) and may also be imposed upon the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The IOF tax rate is currently 0%. Although the Minister of Finance has the legal power to increase the rate to a maximum of 25%, any such increase will be applicable only to transactions occurring after such increase becomes effective.

  On January 24, 1997, a temporary tax was enacted. The Contribuicao Provisoria sobre Movimentacao Financeira ("CPMF Tax"), which was created by Constitutional Amendment No. 12 of August 16, 1996 and regulated by Law No. 9,311 of October 24, 1996, is levied on debits on bank accounts and certain other payments made by a bank, at a rate of 0.2%, which may be raised at any time to 0.25%. The CPMF Tax was initially scheduled to be collected until February 22, 1998; the CPMF Tax was subsequently extended until January 27, 1999 by Law No. 9,539 of December 12, 1997.

 REGISTERED CAPITAL

  The amount of an investment in Preferred Shares held by a non-Brazilian holder who qualifies under the Annex IV Regulations and obtains registration with the CVM, or by the Depositary representing such holder, is eligible for registration with the Central Bank of Brazil; such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized with respect to disposition of, such Preferred Shares. The Registered Capital for each Preferred Share purchased in the form of an ADSs, or purchased in Brazil, and deposited with the Depositary in exchange for a ADS, will be equal to its purchase price (in U.S. dollars) to the purchaser. The Registered Capital for a Preferred Share that is withdrawn upon asurrender of an ADS will be the U.S. dollar equivalent of (i) the average price of the Preferred Share on the Brazilian stock exchange on which the greatest number of Preferred Shares was sold on the day of withdrawal, or (ii) if no Preferred Shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of Preferred Shares were sold in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar value of the Preferred Shares is determined on the basis of the average Commercial Market Rates quoted by the Central Bank of Brazil on such date (or, if the average price of Preferred Shares is determined under clause (ii) of the preceding sentence, the average of such average quoted rates on the same fifteen dates used to determine the average price of the Preferred Shares).

  A non-Brazilian holder of Preferred Shares may experience delays in effecting such registration, which may delay remittances abroad. Such a delay may adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

  The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this Registration Statement, and changes to such law subsequent to the date of this Registration Statement may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Registrant, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

  Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under foreign, state and local laws, of an investment in Preferred Shares or ADSs.

  In this discussion, references to "ADSs" also refer to Preferred Shares, references to a "U.S. holder" are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof, or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

  For purposes of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), holders of ADRs will be treated as owners of the ADSs represented by such ADRs.

 TAXATION OF DIVIDENDS

  A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Registrant as a dividend to the extent that such distribution is paid out of the Registrant's current or accumulated earnings and profits ("e&p"), as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian or by the U.S. holder, in the case of a holder of Preferred Shares. To the extent that such a distribution exceeds the Registrant's e&p, it will be treated as a non-taxable return of capital, to the extent of the U.S. holder's tax basis in the ADS (or Preferred Shares, as the case may be), and thereafter as capital gain. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder, in the case of a holder of Preferred Shares. If the Custodian or U.S. holder, in the case of a holder of Preferred Shares does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Registrant will not be eligible for the dividends received deduction allowed to corporations under the Code.

  Distributions out of e&p with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of "passive" (or, in the case of certain U.S. holders, "financial services") income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, the Brazilian withholding tax paid in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes, or such Brazilian withholding tax may be taken as a deduction. Under new rules enacted by Congress in 1997 and other guidance recently released by the U.S. Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

  Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Registrant generally will not be subject to U.S. federal income tax.

  A holder of an ADS that is a foreign Corporation or non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes, and generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as capital gain for U.S. federal income tax purposes unless such holder would be subject to U.S. federal income tax on gain realized on the sale or other disposition of ADSs, as discussed below.

 TAXATION OF CAPITAL GAINS

  Upon the sale or other disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the Custodian but not distributed by the Custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss. Under recently enacted legislation, long-term capital gains recognized by an individual holder generally are subject to a maximum rate of 20 percent in respect of property held for more than one year, effective for amounts properly taken into account on or after January 1, 1998. The deductibility of capital losses is subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, in the case of a disposition of Preferred Shares in Brazil (which unlike a disposition of ADSs, would be taxable in Brazil), the U.S. holder might not be able to use the foreign tax credit for Brazilian tax imposed on gain.

  A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (ii) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

 U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

  The information reporting requirements of the Code generally will apply to distributions to a U.S. holder. Distributions to non-U.S. holders generally will be exempt from information reporting and backup withholding under current law but a non-U.S. holder may be required to establish its non-U.S. status in order to claim such exemption.

ITEM 8: SELECTED FINANCIAL DATA

GENERAL

  The table set forth below presents selected financial information for the Company at and for the periods indicated. The information as of December 31, 1996 and 1997 and for the three year period ended December 31, 1997 is derived from and should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements and the notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been audited by KPMG Peat Marwick, independent auditors, and their report on such Consolidated Financial Statements appears elsewhere in this Registration Statement. The

Consolidated Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain material respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 24 to the Consolidated Financial Statements for a summary of the differences between Brazilian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of the Company's divisional equity at December 31, 1996 and 1997 and income before interest income, unallocated interest expense and taxes for the years ended December 31, 1996 and 1997. All other selected financial information has been derived from the Company's accounting records.

  The Consolidated Financial Statements present the consolidated financial condition and revenues and expenses of the Registrant and the combined cellular telecommunications businesses of Telebahia and Telergipe, which were spun off into the Registrant's Subsidiaries, Telebahia Cellular and Telergipe Cellular, effective January 1, 1998. The portion of the equity and income before interest income, unallocated interest expense and taxes of the Company attributable to shareholders of the Company other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 10.7% and 26.4% of the share capital of Telebahia and Telergipe, respectively.

  Cash and nonspecific debt relating to the cellular telecommunications businesses of Telebahia and Telergipe could not be segregated from Telebahia and Telergipe prior to December 31, 1997 and such amounts are not reflected in the Consolidated Financial Statements. As a result, interest income, unallocated interest expense and income tax expense relating to the cellular telecommunications businesses of Telebahia and Telergipe could not be identified and reflected in the Consolidated Financial Statements. In view of the exclusion of such revenues and expenses from the Consolidated Financial Statements, historical income per share and dividend per share information has not been included in the table below. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses for the years ended December 31, 1995, 1996 and 1997--Allocated interest expense."

  The formations of the Registrant, Telebahia Cellular and Telergipe Cellular have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telebahia and Telergipe were transferred to Telebahia Cellular and Telergipe Cellular at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to Telebahia Cellular and Telergipe Cellular. Separate records of revenues from the cellular telecommunications businesses of Telebahia and Telergipe were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The Consolidated Statements of Revenues and Expenses and Net Interdivisional Cash Distribution (Receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1996 and 1997, and for the three year period ended December 31, 1997 had the cellular telecommunications businesses of Telebahia and Telergipe been separate legal entities during such period. See "Description of Business--Background", "--The Company" and Notes 1, 2 and 23 to the Consolidated Financial Statements.

  Certain of the constant real-denominated information herein has been translated into U.S. dollars using the December 31, 1997 Commercial Market Rate published by the Central Bank of Brazil of R$1.1164 to US$1.00. These translations are presented solely for the convenience of the reader and should not be construed as implying that local currency amounts represent, or could have been, or could be, converted into U.S. dollars at such rates or any rate.

  The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method (correcao integral) required by the CVM to be used for financial statements of public corporations through December 31, 1995. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the Consolidated Statements of Revenues and Expenses. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income. See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare the financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

                         SELECTED FINANCIAL INFORMATION

                                        YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------
                            1995        1996        1997            1997
                          ---------  ----------  ----------  -------------------
                             (IN THOUSANDS OF CONSTANT          (IN THOUSANDS
                           REAIS, EXCEPT PER SHARE DATA)     OF U.S. DOLLARS)(1)
STATEMENT OF REVENUES
 AND EXPENSES DATA:
Brazilian GAAP
Net operating revenue
 from cellular
 telecommunications
 services(2)............   R$84,176   R$188,544   R$220,441      US$197,457
Cost of services........    (30,823)    (55,543)    (68,716)        (61,551)
                          ---------  ----------  ----------      ----------
Gross profit............     53,353     133,001     151,725         135,906
Operating expenses:
 Selling expense........     (3,275)    (19,229)    (17,471)        (15,649)
 General and
  administrative
  expense...............     (7,745)    (16,015)    (20,517)        (18,378)
 Other net operating
  income................      3,441       5,301       1,568           1,405
                          ---------  ----------  ----------      ----------
   Total................     (7,579)    (29,943)    (36,420)        (32,622)
Operating income before
 interest...............     45,774     103,058     115,305         103,284
Allocated interest ex-
 pense..................     (9,614)    (10,466)    (10,333)         (9,256)
                          ---------  ----------  ----------      ----------
Operating income before
 interest income and un-
 allocated interest ex-
 pense..................     36,160      92,592     104,972          94,028
Net non-operating in-
 come...................        --          --           57              51
Employees' profit
 share..................        --         (209)       (142)           (127)
                          ---------  ----------  ----------      ----------
Income before interest
 income, unallocated
 interest expense, taxes
 and minority
 interests..............     36,160      92,383     104,887          93,952
Minority interests
 before interest income,
 unallocated interest
 expense and taxes......     (1,861)     (6,468)    (13,108)        (11,741)
                          ---------  ----------  ----------      ----------
Income before interest
 income, unallocated
 interest expense and
 taxes(3)...............     34,299      85,915      91,779          82,211
                          =========  ==========  ==========      ==========
U.S. GAAP
Income before interest income,
 unallocated interest expense
 and taxes(3).....................       85,248      89,459          80,132
                                     ==========  ==========      ==========
FINANCIAL CONDITION DATA
 (AT DECEMBER 31):
Brazilian GAAP
Property, plant and
 equipment, net.........    161,815     324,686     373,928         334,941
Total assets............    175,020     352,971     408,947         366,309
Loans and financing--
 current portion........      9,210       9,408      70,564          63,207
Loans and financing--
 non-current portion....     93,440     130,154      78,284          70,122
Divisional equity.......     55,428     176,618     194,329         174,068
U.S. GAAP
Property, plant and equipment,
 net..............................      323,110     368,903         330,440
Total assets......................      351,915     405,580         363,293
Loans and financing--current
 portion..........................        6,387     128,965         115,519
Loans and financing--non-current
 portion..........................      130,154      16,874          15,115
Divisional equity.................      175,733     191,482         171,517

                                                                  MAY 22, 1998
                                                                ----------------
                                                                (IN THOUSANDS OF
                                                                CONSTANT REAIS)
NEW HOLDING COMPANY--BRAZILIAN GAAP SHAREHOLDERS' EQUITY(4):
Share capital.................................................       87,161
Income reserves...............................................       71,488
Retained earnings.............................................       92,643
                                                                    -------
 Total shareholders' equity...................................      251,292
                                                                    =======

SELECTED FINANCIAL INFORMATION FOR 1993 AND 1994:

  Selected financial information as of and for the years ended December 31, 1993 and 1994 has not been presented as the accounting records for these years were not maintained in a manner that would enable all costs, assets and liabilities to be segregated between fixed and cellular operations. Given that the Company's cellular business in 1993 and 1994 was in a developmental stage having limited relevance to the Company's current operations, management believes that the omitted selected financial information as of and for the years ended December 31, 1993 and 1994 would not be material to an understanding of the trends affecting the evolution of the Company's costs in the periods presented or in future periods. However, information relating to net operating revenues and number of subscribers at year end has been presented in the following table.

                                         YEAR ENDED DECEMBER 31,
                          --------------------------------------------------------
                          1993   1994   1995    1996    1997            1997
                          ----- ------ ------- ------- -------    ----------------
                            (IN THOUSANDS OF CONSTANT REAIS,      (IN THOUSANDS OF
                                EXCEPT SUBSCRIBER DATA)           U.S. DOLLARS)(1)
REVENUES AND SUBSCRIBERS
Net operating revenue...  2,558 34,464  84,176 188,544 220,441        197,457
Subscribers (year end)..  5,435 31,629 107,355 181,094 206,598(5)

--------
(1) The translation of Brazilian real amounts into U.S. dollar amounts is unaudited and included solely for the convenience of the reader. Such U.S. dollar amounts have been translated from reais at the Commercial Market Rate published by the Central Bank of Brazil for December 31, 1997 which was R$1.1164 to US$1.00. This translation should not be construed as a representation that the real amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(2) Net operating revenue from telecommunication services includes revenues from activation fees of R$14.2 million, R$26.4 million and R$13.5 million in 1995, 1996 and 1997, respectively. As a result of the Band B operator commencing operations in Bahia and Sergipe, the Company reduced its activation fees by 60.0% in April 1998 and is planning to eliminate activation fees entirely within the next three months. Although management believes that the recent reduction and future elimination of activation fees will have a negative impact on the Company's operating revenues, management is not able to determine the extent to which, if any, decreased revenues from activation fees will be positively offset by growth in the Company's subscriber base and increased revenues from usage charges resulting from increases in the volume of outgoing and incoming calls. See "Management's Discussion and Analysis of Financial Condition and Revenues and Expenses--Revenues and Expenses for the years ended December 31, 1995, 1996 and 1997--Net operating revenues--Activation fees."

(3) The consolidated net income of the Company has not been presented as cash and nonspecific debt relating to the cellular telecommunications businesses of Telebahia and Telergipe could not be segregated from Telebahia and Telergipe prior to December 31, 1997. Accordingly, the Consolidated Statement of Revenues and Expenses Data does not include interest income and additional interest expense, if any, associated with such cash and nonspecific debt. Had such amounts been reported, the Company would have deducted income and social contribution taxes utilizing the effective tax rates of Telebahia Cellular and Telergipe Cellular for the periods presented. For US GAAP purposes, the income and social contribution taxes would have been adjusted from the Brazilian GAAP amounts to reflect the impact of the indexation of permanent assets. In addition, in order to report combined net income, minority interests would have been adjusted giving effect to the adjustments noted above.

(4) On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings were established.

  For U.S. GAAP purposes, the "retained earnings" allocated from Telebras would be referred to as Distributable Capital as this amount represents capital allocated from Telebras. See Note 23 to the Consolidated Financial Statements.

(5) Includes 11,221 subscribers whose service was cancelled in 1996 due to nonpayment or other reasons but who continued to appear as subscribers in the Company's records until March 1997.

ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REVENUES AND EXPENSES

  The following discussion of the consolidated financial condition and revenues and expenses of the Company for the years ended December 31, 1995, 1996 and 1997 should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Registration Statement. The Consolidated Financial Statements have been prepared in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. Note 24 to the Consolidated Financial Statements provides a description of the principal differences between U.S. GAAP and Brazilian GAAP as they relate to the Company, and a reconciliation to U.S. GAAP of income before interest income, unallocated interest expense and taxes for the two years ended December 31, 1996 and 1997 and divisional equity as of December 31, 1996 and 1997.

FORMATION OF THE REGISTRANT AND PRESENTATION OF FINANCIAL INFORMATION

  On May 22, 1998, in preparation for the privatization of the Telebras System, the Telebras System was restructured to form, in addition to Telebras, the twelve New Holding Companies. The restructuring of the Telebras System was accomplished by means of a procedure under Brazilian law called cisao or "split-up." Virtually all the assets and liabilities of Telebras were allocated to the New Holding Companies which, together with their respective subsidiaries, comprise (a) three regional fixed-line operators, (b) eight regional cellular operators and (c) one domestic and international long-distance operator. The Registrant is one of the New Holding Companies that was formed on May 22, 1998 as part of the Breakup of Telebras. In the Breakup, certain assets and liabilities of Telebras, including 89.3% and 73.6% of the total share capital of Telebahia Cellular and Telergipe Cellular, respectively, were transferred to the Registrant.

  The Consolidated Financial Statements present the financial condition and revenues and expenses of the consolidated cellular telecommunications businesses of Telebahia and Telergipe, which were spun off into the Registrant's Subsidiaries, Telebahia Cellular and Telergipe Cellular, effective January 1, 1998. The portion of the consolidated equity and income before interest income, unallocated interest expense and taxes of the Company attributable to shareholders of the Company other than Telebras at December 31, 1996 and 1997, and for each of the years in the three-year period ended December 31, 1997 is reflected as "minority interests" in the Consolidated Financial Statements. At December 31, 1997, such minority shareholders directly and indirectly owned 10.7% and 26.4% of the share capital of Telebahia and Telergipe, respectively.

  The formations of the Registrant, Telebahia Cellular and Telergipe Cellular have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telebahia and Telergipe were transferred to Telebahia Cellular and Telergipe Cellular at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were also allocated to Telebahia Cellular and Telergipe Cellular. Separate records of revenues from the cellular telecommunications businesses of Telebahia and Telergipe were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The Consolidated Statements of Revenues and Expenses and Net Interdivisional Cash Distribution (Receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The Consolidated Financial Statements are not necessarily indicative of what would have been the financial condition and revenues and expenses of the Company as of December 31, 1996 and 1997 and for the three-year period ended December 31, 1997 had the cellular telecommunications businesses of Telebahia and Telergipe been separate legal entities during such period. See "Description of Business--Background", "--The Company" and Notes 1, 2 and 23 to the Consolidated Financial Statements.

  At the May 22, 1998 Telebras shareholders' meeting, the shareholders approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. In this manner, the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities, for the formation of Tele Leste Celular Participacoes S.A. were established. Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay certain dividends and other amounts. Telebras allocated to each new holding company the balance of its retained earnings in proportion to the total net assets allocated to each such Company. This value of allocated retained earnings does not represent the historical retained earnings of the New Holding Companies. The assets which were spun-off from Telebras, in addition to its investment in the operating subsidiaries, resulted in an increase of R$56,963 thousand in relation to the Company's historical divisional equity. See Note 23 to the Consolidated Financial Statements. Allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  Cash and nonspecific debt relating to the cellular telecommunications businesses of Telebahia and Telergipe could not be segregated from Telebahia and Telergipe prior to December 31, 1997 and such amounts are not reflected in the Consolidated Financial Statements. As a result, interest income, unallocated interest expense and income tax expense relating to the cellular telecommunications businesses of Telebahia and Telergipe could not be identified and reflected in the Consolidated Financial Statements.

POLITICAL, ECONOMIC, REGULATORY AND COMPETITIVE FACTORS

  The following discussion should be read in conjunction with the "Description of Business" section included elsewhere in this Registration Statement. As set forth in greater detail below, the Company's financial condition and revenues and expenses are significantly affected by Brazilian telecommunications regulation, including regulation of tariffs. See "Description of Business-- Regulation of the Brazilian Telecommunications Industry." The Company's financial condition and revenues and expenses also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See "Description of Business--
Brazilian Political Environment" and "--Brazilian Economic Environment." In particular, the Company's financial performance will be affected by (i) national economic growth and its impact on demand for telecommunications services, (ii) the cost and availability of financing and (iii) the exchange rates between Brazilian and foreign currencies. In addition, the Presidential and Congressional elections to be held in October 1998 could have a significant impact on whether the economic stabilization and liberalization policies of the current administration can or will be sustained following the elections.

  In July 1996, Brazil's Congress enacted legislation which opened mobile cellular communications to competition from the private sector. As a result, the Company recently has begun to compete with certain other cellular communications providers in the Region and prices for cellular telecommunications have begun to decline. The Company expects that this decline will continue and that its operating margins will diminish. The scope of increased competition and any adverse effects on the Company's results and market share will ultimately depend on a variety of factors that cannot now be assessed with precision and are beyond the Company's control. See "Description of Business--Competition."

EFFECTS OF INFLATION AND DEVALUATION

  The Company's results in the years for which financial information is presented herein were affected by inflation and devaluation, and that financial information should be evaluated in light of the methodology for recognition of effects of inflation applied by the Company under Brazilian GAAP.

  The Consolidated Financial Statements and, unless otherwise specified, all financial information included in this Registration Statement, have been restated to recognize certain effects of inflation and expressed in constant reais of December 31, 1997 purchasing power. Such restatement has been effected in accordance with Brazilian GAAP using the integral restatement method required by the CVM to be used for financial statements of public corporations through December 31, 1995. Inflationary gains or losses on monetary assets and liabilities have been allocated to their corresponding income or expense caption in the statement of operations. Inflationary gains or losses without a corresponding income or expense caption have been allocated to other net operating income (expense). See Note 2a to the Consolidated Financial Statements.

  Until December 31, 1995, the relevant inflation index selected by the CVM and the one used for the constant currency method under Brazilian GAAP was the UFIR. Effective January 1, 1996, the CVM no longer requires Brazilian companies to restate their financial statements for reporting purposes in constant currency by indexing historical amounts using the UFIR. Restatement in constant currency is now optional and any general price index may be used. The Brazilian Institute of Accountants has recommended that the IGP-M be used for this purpose. The Company's management believes that the IGP-M is the most appropriate measure of the general price inflation in Brazil and has elected the IGP-M for purposes of preparing its consolidated financial statements in accordance with the constant currency method as of January 1, 1996.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%; however, for public accounting purposes, the constant currency method has continued to be applied. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare the financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Company as of December 31, 1997 will become the new basis for accounting, and income statement items will no longer be restated for inflation.

  Because financial information for the Company is presented in constant currency, reported revenues reflect average real rates (i.e., nominal rates as restated in constant currency in accordance with variations in the applicable index) rather than nominal rates. Inflation results in decreases in real rates to the extent that nominal rate increases fail to keep pace with the rate of inflation. In the years under review, rate increases generally lagged behind inflation, resulting in steady real rate decreases. See "Description of Business--Rates--Subscriber Rates."

FOREIGN EXCHANGE AND INTEREST RATE EXPOSURE

  The Company's financial condition and revenues and expenses may be affected by changes in foreign currency exchange rates (primarily the U.S. dollar/real rate) and market rates of interest (primarily the London Interbank Offered Rate ("LIBOR")).

  The principal foreign exchange risk faced by the Company arises from the excess of interest-bearing foreign currency liabilities over foreign currency income generating assets. At December 31, 1997, the Company had R$148.8 million of financial liabilities (primarily suppliers credits) denominated in U.S. dollars. The Company's revenues are earned almost entirely in reais and the Company has no material dollar-denominated assets. During the three years ended December 31, 1997, any losses arising from the devaluation of the real against the U.S. dollar were offset by net inflationary gains on monetary assets and liabilities. Should the Company cease using the constant currency method of accounting in the future, such inflationary gains would no longer be recognized. The Company does not hedge its foreign currency exposure and, accordingly, any decrease in the value of the real relative to the dollar could have a material adverse effect on the Company's revenues and expenses. The Company also faces foreign exchange risk as a result of substantially all its capital expenditures being incurred in dollars while its revenues are earned almost entirely in reais. As a result of this mismatch, any increases in the Company's capital costs arising from currency fluctuations may not be compensated by increased revenues.

  The Company's financial condition and revenues and expenses may also be affected by changes in market rates of interest (primarily LIBOR). The Company is exposed to interest rate risk as a consequence of its floating rate debt and limited floating rate interest earning assets. At December 31, 1997, 48.8% of the Company's interest bearing liabilities bore interest at floating rates. The Company has not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, should market interest rates rise (primarily LIBOR), the Company's financing expenses will increase.

YEAR 2000 COMPLIANCE

  Year 2000 compliance is the ability of computer hardware and software to respond to the problems posed by the fact that computer programs have traditionally used two digits rather than four to record the applicable year. As a consequence, any of the Company's computer programs that has date-sensitive software may recognize a date recorded as "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruption of operations, including a temporary inability to process transactions, send invoices or engage in normal business activities.

  All of the principal computer systems relied upon by the Company are presently provided by Telebahia and Telergipe. In May 1997 Telebahia and Telergipe commenced programs to review their respective computer systems, including those relied upon by the Company, and to identify and resolve any problems posed by the year 2000 problem. Telebahia and Telergipe believe they have identified all items of hardware and software that might be affected by the year 2000 issue and are in the process of implementing appropriate solutions. Telebahia and Telergipe expect their programs to be completed by January 1999 and to cost a total of R$2.2 million.

  As the principal computer systems used by the Company will be reviewed by Telesp pursuant to Telesp's year 2000 program, the Company does not intend to carry out its own independent review of those computer systems. In addition, the Company intends to replace all of its principal computer systems with new systems prior to 2000. Accordingly, the Company does not expect to incur any expenses in relation to the year 2000 issue other than expenses relating to the purchase of new computer systems.

  The Company has formally contacted its major network infrastructure suppliers seeking their assurance that equipment supplied by them will not be affected by the year 2000 issue. The Company has not yet received any such assurances. As of August 30, 1998, the Company had not determined its most probable worst case scenarios in relation to the year 2000 problem and had not formulated contingency plans in respect of such scenarios.

  There can be no assurance that the Company's future financial performance will not be materially adversely affected by a failure by the Company, Telebahia and Telergipe, or a third party upon whom the Company relies, to timely address the year 2000 issue.

  CVM Instruction 276, which was issued on May 8, 1998, requires all Brazilian public companies to have addressed the Year 2000 issue by December 31, 1998. Unless a discretionary extension is granted by the CVM, failure to have addressed the Year 2000 issue by the CVM's deadline could result in the imposition of fines of R$500 per day. As of October 9, 1998, the Company had not requested any extension from the CVM, although it intends to do so in the future.

REVENUES AND EXPENSES FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  The following table sets forth, for each of the years in the three-year period ended December 31, 1997, certain components of the Company's income before interest income, unallocated interest expense and taxes in constant reais of December 31, 1997 and as a percentage of gross operating revenues, as well as the proportional change from year to year in each such component, expressed as a percentage.

                                    YEAR ENDED DECEMBER 31,                     % OF CHANGE
                          ------------------------------------------------  -------------------
                            1995     %(1)    1996     %(1)    1997    %(1)  1995-1996 1996-1997
                          ---------  ----  ---------  ----  --------  ----  --------- ---------
                               (IN THOUSANDS OF CONSTANT REAIS, EXCEPT PERCENTAGES)
Net operating revenue
 from cellular
 telecommunications
 services:
 Activation fees(2).....  R$ 14,154   14%  R$ 26,354   11%  R$13,470    5%     86.2%    (48.9)%
 Usage charges..........     41,064   39     103,333   44    122,814   44     151.6      18.9
 Monthly subscription
  payments..............     28,013   27      70,777   30     82,006   29     152.7      15.9
 Network usage charges..     15,966   15      33,807   14     59,682   21     111.7      76.5
 Other..................      4,744    5       2,911    1      1,640    1     (38.6)    (43.7)
                          ---------  ---   ---------  ---   --------  ---     -----     -----
 Gross operating
  revenue...............    103,941  100     237,182  100    279,612  100     128.2      17.9
 Value added and other
  indirect taxes........    (19,765) (19)    (48,638) (21)   (59,171) (21)    146.1      21.7
                          ---------  ---   ---------  ---   --------  ---     -----     -----
  Total.................     84,176   81     188,544   79    220,441   79     124.0      16.9
Cost of services:
 Depreciation and
  amortization..........     (4,410)  (4)    (15,353)  (7)   (19,988)  (7)    248.1      30.2
 Personnel..............       (166) --         (310) --        (422) --       86.7      36.1
 Materials and
  services..............     (4,086)  (4)     (7,900)  (3)   (11,984)  (5)     93.3      51.7
 Other:
 Fixed-line network
  expenses..............    (19,877) (19)    (27,279) (12)   (32,000) (11)     37.2      17.3
 Fistel tax.............     (2,284)  (2)     (4,701)  (2)    (4,322)  (2)    105.8      (8.1)
                          ---------  ---   ---------  ---   --------  ---     -----     -----
   Total................    (30,823) (30)    (55,543) (23)   (68,716) (25)     80.2      23.7
Operating expenses:
 Selling expense........     (3,275)  (3)    (19,229)  (8)   (17,471)  (6)    487.1      (9.1)
 General and
  administrative
  expense...............     (7,745)  (7)    (16,015)  (7)   (20,517)  (7)    106.8      28.1
 Other net operating
  income................      3,441    3       5,301    2      1,568  --       54.1     (70.4)
                          ---------  ---   ---------  ---   --------  ---     -----     -----
  Total.................     (7,579)  (7)    (29,943) (13)   (36,420) (13)    295.1      21.6
Operating income before
 interest...............     45,774   44     103,058   43    115,305   41     125.1      11.9
Allocated interest
 expense................     (9,614)  (9)    (10,466)  (4)   (10,333)  (3)      8.9      (1.3)
                          ---------  ---   ---------  ---   --------  ---     -----     -----
Operating income before
 interest income and
 unallocated interest
 expense................     36,160   35      92,592   39    104,972   38     156.1      13.4
Net nonoperating
 income.................        --   --          --   --          57  --        --
Employees' profit
 share..................        --   --         (209) --        (142) --        --      (32.1)
                          ---------  ---   ---------  ---   --------  ---     -----     -----
Income before, interest
 income, unallocated
 interest expense, taxes
 and minority
 interests..............     36,160   35      92,383   39    104,887   38     155.5      13.5
Minority interests
 before interest income,
 unallocated interest
 expense and taxes......     (1,861)  (2)     (6,468)  (3)   (13,108)  (5)    247.6     102.7
                          ---------  ---   ---------  ---   --------  ---
Income before interest
 income, unallocated
 interest expense and
 taxes..................  R$ 34,299   33   R$ 85,915   36   R$91,779   33     150.5       6.8
                          =========  ===   =========  ===   ========  ===

--------

(1)Represents line item as a percentage of gross operating revenues.

(2) As a result of the Band B operator commencing operations in Bahia and Sergipe, the Company reduced its activation fees by 60.0% in April 1998 and is planning to eliminate activation fees entirely within the next three months. Although management believes that the recent reduction and future elimination of activation fees will have a negative impact on the Company's operating revenues, management is not able to determine the extent to which, if any, decreased revenues from activation fees will be positively offset by growth in the Company's subscriber base and increased revenues from usage charges resulting from increases in the volume of outgoing and incoming calls. See "--Net operating revenues--Activation fees."

 NET OPERATING REVENUES

  The Company generates operating revenue from (i) activation fees, which are the initial charges paid by a new subscriber for obtaining cellular service,
(ii) usage charges, which include measured service charges based on tenths of a minute of outgoing calls and roaming and other similar charges, (iii) monthly subscription payments, (iv) network usage charges, which are the amounts charged by the Company to other telecommunications service providers for use of the Company's network, primarily for terminating calls on the

Company's network that originate on other networks and (v) other services and charges, which primarily include fees for cellular telephone service charges received from Telebahia and Telergipe and fees paid by clients for supplemental services such as call forwarding, call waiting and call blocking. The Company does not presently sell handsets or other equipment.

  Net operating revenues increased by 16.9% to R$220.4 million in 1997 from R$188.5 million in 1996, which in turn represented a 124.0% increase from R$84.2 million in 1995. The growth in revenues over the three year period was principally driven by increases in the Company's subscriber base. The average number of subscribers increased 31.2% to 191,477 subscribers in 1997 from 145,943 subscribers in 1996, which in turn represented a 157.9% increase from 56,593 subscribers in 1995. Management believes that as the Telebahia and Telergipe cellular telephone markets continue to mature, demand for new service will continue to fall. In addition, Vicunha commenced offering cellular telephone services in Bahia and Sergipe on Band B in April 1998, thereby increasing the available capacity of cellular service in these regions. See "Description of Business-- Competition." As a consequence of these factors, management expects that the growth rate of the Company's subscription base will flatten and that prices will be subject to pressure. In particular, the Company substantially reduced activation fees in April 1998 and is planning to eliminate such fees entirely within the next three months. In each of the periods under discussion, the growth in revenues has been offset in part by the decline in the real value of tariffs charged by the Company as a consequence of nominal tariffs remaining largely unchanged during periods of inflation.

  Activation fees. Revenues from activation fees for cellular service declined by 48.9% to R$13.5 million in 1997 from R$26.4 million in 1996, which in turn represented an increase of 86.2% from R$14.2 million in 1995. The decline in 1997 reflected a reduction in the number of subscribers signing up for service from 85,013 in 1996 to 43,452 in 1997. The number of persons paying the activation fee in 1997 exceeded the 36,725 year-end to year-end increase in subscribers because 6,727 subscribers cancelled during 1997. The increase in revenues from activation fees in 1996 reflected an increase in the number of subscribers signing up for service from 46,270 in 1995 to 85,013 in 1996, as well as an increase in the nominal activation fee (before deduction of value-added taxes) from R$305.9 in 1995 to R$310 in 1996. As a result of Vicunha, the Band B Operator, commencing operations in Bahia and Sergipe in April 1998, the Company reduced activation fees from R$300 at year end 1997 to R$120 at April 30, 1998 and is planning to eliminate such fees entirely within the next three months. Although management believes that the recent reduction and future elimination of activation fees will have a negative impact on the Company's operating revenues, management is not able to determine the extent to which, if any, decreased revenues from activation fees will be positively offset by growth in the Company's subscriber base and increased revenues from usage charges resulting from increases in the volume of outgoing and incoming calls.

  Usage charges. Revenues from usage charges increased 18.9% to R$122.8 million in 1997 from R$103.3 million in 1996, which in turn represented a 151.6% increase from R$41.1 million in 1995. The increase from 1996 to 1997 principally reflected a 33.9% increase in the total minutes of outgoing calls from 17,891,994 minutes to 23,957,539 minutes, offset by the effect of the rates charged for such calls not increasing to keep pace with inflation. The increase from 1995 to 1996 principally reflected a 140.0% increase in the total minutes of outgoing calls from 7,455,925 minutes to 17,891,994 minutes.

  Monthly subscription payments. Revenues from monthly subscription payments increased by 15.9% to R$82.0 million in 1997 from R$70.8 million in 1996, which in turn represented an increase of 152.7% from R$28.0 million in 1995. The increase in 1997 reflected the growth in the average number of subscribers offset by the effect of the monthly subscription rate not increasing to keep pace with inflation. The increase in 1996 reflected the growth in the Company's subscriber base, offset by the effect of a 2.5% decline in nominal rates during an inflationary period.

  Network usage charges. Network usage charges increased 76.5% to R$59.7 million from R$33.8 million in 1996, which in turn represented a 111.7% increase from R$16.0 million in 1995. The increases over the three year period were principally due to an increase in the volume of calls to the Company's subscribers originating outside the Company's network, principally calls from fixed-line telephones in the Bahia and Sergipe regions.

Total minutes attributed to incoming calls increased 92% to 316,833 million minutes from 164,682 million minutes in 1996, which in turn represented a 154% increase from 64,775 million minutes in 1995. The effect of these increases in incoming traffic were offset in part by the effect of the network usage tariffs the Company charges not increasing with inflation.

  Other. Revenues from other services, which principally include sales of cellular telephone service to Telebahia and Telergipe (the fixed-line operators in Bahia and Sergipe, respectively) and other value-added services such as call forwarding, call waiting and call blocking decreased 43.7% in 1997 to R$1.6 million from R$2.9 million in 1996, which in turn represented a 38.6% decrease from R$4.7 million in 1995. The decreases in 1997 and 1996 reflected principally a decrease in fees from the transfer of service from one subscriber to another. This transfer of service practice was prevalent in the period prior to 1996 when the Company was unable to meet customer demand.

  Value-added and other taxes. The principal taxes deducted from gross operating revenue are Bahia and Sergipe state value-added taxes, the Imposto sobre Circulacao de Mercadorias e Servicos ("ICMS") on operating revenues from the provision of telecommunications services and federal social contribution taxes, including the Programa de Assistencia aos Servidores de Empresas Publicas ("PASEP") and Contribuicao para Financiamento da Seguridade Social ("COFINS"). The ICMS is 25.0%, except for the international service rate, which was 13% from April 1994 to September 1996 and has been 0% since September 1996. The PASEP and COFINS aggregate 2.65% of gross operating revenues. Taxes on operating revenues were 19.0% of gross operating revenues in 1995, 20.5% in 1996 and 21.2% in 1997. The effective rate of taxes on gross operating revenues varies depending upon the composition of the Company's revenues, some of which are not taxable. Activation fees are expected to become subject to ICMS for the first time with effect from July 1, 1998, which will significantly increase the effective rate of taxation of operating revenues. See "Description of Business--Rates--Taxes on Telecommunications Services."

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS to cover not only telecommunications services, but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of existing tax law, the ICMS tax may be applied retroactively for such telecommunications services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) no new taxes may be applied retroactively. In addition, the Company believes that Telebahia and Telergipe, the legal predecessors of Telebahia Cellular and Telergipe Cellular, would be liable to Telebahia Cellular and Telergipe Cellular for any payments made by Telebahia Cellular and Telergipe Cellular in connection with any claim arising out of the retroactive application of the 25% ICMS tax on activation fees for periods prior to 1998. See "Legal Proceedings."

  At present, the Company has not sought to challenge the taxing authorities' position with respect to application of the ICMS tax to activation fees. If the 25% ICMS tax were applied retroactively to activation fees for the six-month period ended June 30, 1998, it would have a maximum negative impact estimated at R$3.7 million on results of operations for 1998. Because the Company intends to stop charging activation fees, the impact of the application of the 25% ICMS tax on such fees for subsequent periods should not be material. If the 25% ICMS tax were applied retroactively to activation fees earned by the Company during the last five years, it would give rise to a maximum liability estimated at R$21.8 million. However, as discussed above, the Company believes that Telebahia and Telergipe would be liable to Telebahia Cellular and Telergipe Cellular for any tax liability arising from the application of ICMS to activation fees recognized prior to 1998. See "Legal Proceedings."

  Management does not believe that the payment of retroactive ICMS taxes with respect to activation fees is probable and, therefore, no provision for loss with respect to retroactive application of the ICMS has been made or is expected to be made in the Company's consolidated financial statements. The Company expects to make provisions for loss totaling approximately R$500 thousand with respect to application of the ICMS tax on activation fees for the three months ended September 30, 1998.

 COST OF SERVICES

  Cost of services increased 23.7% to R$68.7 million in 1997 from R$55.5 million in 1996, which in turn represented a 80.2% increase from R$30.8 million in 1995. The principal components of these increases over the three year period include costs related to materials and services and fixed-line network expenses.

  Depreciation and amortization. Depreciation and amortization expenses grew throughout the 1995 to 1997 period, increasing from R$4.4 million in 1995 to R$20.0 million in 1997. These increases reflected the expansion of the Company's network. The Company's accounting policies and assumptions with respect to depreciation and amortization did not change during this period.

  Personnel. Personnel expenses increased from R$0.2 million in 1995 to R$0.4 million in 1997. This increase was principally due to increases in the number of employees. Salaries did not increase materially during this period.

  Materials and services. Materials and services include costs of materials and services received from third parties, including network usage charges paid to fixed-line telephone service providers and other telephone service providers. Materials and services increased 51.7% to R$12.0 million in 1997 from R$7.9 million in 1996, which in turn represented a 93.3% increase from R$4.1 million in 1995. The increase in 1997 was principally due a 50.3% increase to R$11.4 million in 1997 from R$7.6 million in 1996 in network usage charges paid to other telephone service providers. This increase reflected an increase in the total number of cellular subscribers as well as an increase in the volume of calls per customer terminating outside the Company's network. The increase recorded in 1996 was principally due to a 92.6% increase to R$7.6 million from R$3.9 million in 1995 in network usage charges paid to other telephone service providers driven largely by a substantial increase in the number of cellular subscribers.

  Fixed-line network expenses. Fixed-line network expenses represent lease payments to Telebahia and Telergipe for use of interconnecting circuits among the Company's radio base stations and switching centers and between the Company's network and Telebahia and Telergipe's network. Such expenses increased 17.3% to R$32.0 million in 1997 from R$27.3 million in 1996, which in turn represented a 37.2% increase from R$19.9 million in 1995. These increases were largely driven by increases in the areas of Bahia and Sergipe covered by the Company's network and in the number of cellular subscribers.

  Fistel tax. Taxes payable to finance the Fundo de Fiscalizacao das Telecomunicacoes ("Fistel") were R$2.3 million, R$4.7 million and R$4.3 million in 1995, 1996 and 1997, respectively. The Fistel tax, which is calculated on the basis of the Company's subscriber base and certain of the Company's operational cellular equipment, increased in 1996 as a result of an increase in the number of new subscribers signing up for service in such year and expansion of the Company's network.

 OPERATING EXPENSES

  Operating expenses increased by 21.6% to R$36.4 million in 1997 from R$29.9 million in 1996, which in turn represented a 295.1% increase from R$7.6 million in 1995. The discussion below addresses the principal components of operating expenses during the 1995 to 1997 period.

  Selling expense. Selling expense decreased 9.1% to R$17.5 million in 1997 from R$19.2 million in 1996, which in turn represented a 487.1% increase from R$3.3 million in 1995. The decrease in selling expenses in 1997 principally reflected a 30% decline in provisions to the allowance for accounts that are not probable of collection to R$7.2 million, offset in part by a R$1.2 million increase in lease payments associated with retail distribution centers and a number of less significant cost increases. The decrease in provisions to the allowance for accounts that are not probable of collection reflected management's estimate of the amount of the Company's accounts receivable as to which collection was improbable at year-end 1997. The increase in selling expenses in 1996 was principally due to R$10.9 million in provisions to the allowance for accounts that are not probable of collection. The Company recorded no such provisions in 1995 because management believed, based on its experience up to December 31, 1995, that substantially all the Company's past due accounts receivable at that date would be collected. The balance of the increase in 1996 selling expenses was principally due to costs associated with intern training and the hiring of part-time employees to meet increased cellular customer demand and increased personnel costs.

  It has been the Company's policy to maintain an allowance for past due accounts receivable equal to management's estimate of probable future losses on such accounts, based on historical losses on accounts receivable and the Company's current level of overdue accounts receivable. The Company makes provisions for and then charges off immediately any account receivable arising from fraud, although the amounts of such charge-offs were not material during the periods under consideration. In the first six months of 1998, the Company made provisions to the allowance for accounts that are not probable of collection totaling R$10.1 million. In 1998, the Company instituted a policy of performing credit checks on potential clients in an effort to reduce the level of nonpayment among its customers.

  Prior to 1996, the Company did not experience significant losses from bad debts. This experience was in part due to the fact that most of the Company's early subscribers (who were also owners of a fixed telephone line) were required to pledge their fixed lines as a guarantee of debts incurred in relation to their cellular lines. Because nonpayment of a cellular account would also result in a subscriber losing his fixed line, the Company's early subscribers had a strong incentive to pay their cellular accounts. This practice of requiring subscribers to pledge their fixed lines as a guarantee of payment for cellular accounts was eliminated in 1997 and, consequently, the Company has experienced a higher nonpayment rate among its subscribers since that date.

  The low provisions in the Company's initial years of operation also reflected the unusual market situation that prevailed in the Region where an activated cellular line was a marketable asset because of the long wait required to obtain such a line from the Company. In view of the resale value of a cellular line in the secondary market, many of the Company's subscribers had incentive to keep current in their payments. As the Company began to satisfy a greater proportion of the Region's demand in 1996 and 1997, however, the value of a cellular line declined and the level of nonpayment among the Company's customers increased. This increase in the rate of nonpayment among the Company's subscribers is reflected in the level of provisions recorded by management during 1996 and 1997.

  The Company started to maintain records of the total number of subscriber cancellations made in connection with overdue accounts receivable in 1997. The total number of subscriber cancellations made by the Company due to nonpayment in 1997 was 6,700. The Company had a total of 46,300, 73,700 and 36,700 new subscribers in 1995, 1996 and 1997, respectively.

  General and administrative expense. Administrative expenses increased 28.1% to R$20.5 million in 1997 from R$16.0 million in 1996, which in turn represented a 106.8% increase from R$7.7 million in 1995. The increase over the three-year period was principally due to increased payments to Telebahia and Telergipe for the services of its employees and certain shared overhead expense items, reflecting growth in the Company's business. The amounts of such payments to Telebahia and Telergipe in 1995, 1996 and 1997 represent allocations to the Company of personnel and overhead expense associated with the Telebahia and Telergipe fixed-line telephone services divisions. Such allocations are based on management's estimates of the proportion of such divisions' time dedicated to the cellular business in those years. In connection with the split-up of Telebahia and Telergipe in January 1998, the Company contracted with Telebahia and Telergipe for the continued provision of certain services by Telebahia and Telergipe employees, as well as the continued sharing of certain overhead costs. The Company expects that such services and sharing will continue to be required in the short term, but the unit-costs of such services and sharing under such contracts will not increase materially during that time.

  In 1998, the Company and Embratel entered into a number of service, infrastructure sharing and interconnection agreements. The Company does not believe that these new agreements will have a significant impact on its future operations.

  Other net operating income. Other net operating income decreased 70.4% in 1997 to R$1.6 million from R$5.3 million in 1996, which in turn reflected a 54.1% increase from R$3.4 million in 1995. The decrease in 1997 principally reflected a 63.0% fall to R$2.6 million in fines received from delinquent customers. The decrease in fine payments resulted from a reduction in the amount of such fines from 10% of the past due amount in 1995 and 1996 to 2% in 1997, offset in part by an increase in the number of such fines assessed. This reduction was mandated by federal law. The increase in 1996 principally reflected a 161.9% increase in fines paid by delinquent customers, which was a consequence of increased accounts receivable. The Company had no research and development expenses in 1995, 1996 or 1997 but has committed to invest R$0.8 million during the three years ended May 2001. See "Description of Business-- Research and Development."

ALLOCATED INTEREST EXPENSE

  Allocated interest expense remained unchanged in 1997 at R$10.3 million as compared to R$10.5 million in 1996. Although the Company's average debt increased to R$144.2 million in 1997 from R$121.1 million in 1996, interest payments decreased principally as a result of a 26.7% reduction in average interest rates during the period. Allocated interest expense increased 8.9% in 1996 from R$9.6 million in 1995 due principally to higher interest payments resulting from an increase in the Company's average debt from R$68.9 million in 1995.

  The historical financial statements of Telebahia and Telergipe include cash and non-specific debt that related to both the fixed and cellular operations of Telebahia and Telergipe and could not be segregated prior to December 31, 1997. As a result, the Consolidated Financial Statements do not include interest income or interest expense arising from non-specific debt (i.e., unallocated interest expense). The total amount of interest income and unallocated interest expense at Telebahia and Telergipe during each of the reported periods is set forth in the table below. Management believes that such amounts are not necessarily material to an understanding of trends in the Company's interest income and expense because the surplus cash balances and working capital of the combined fixed and cellular operations of Telebahia and Telergipe prior to December 31, 1997, were not necessarily indicative of the cash position of the cellular operations.

                                                             1995   1996   1997
                                                            ------ ------ ------
                                                              (IN THOUSANDS OF
                                                              CONSTANT REAIS)
     Interest income.......................................  6,330  7,801 14,384
     Unallocated interest expense.......................... 16,211 25,905 19,064

NET NONOPERATING INCOME

  Net nonoperating income includes gains from disposition of fixed assets. The Company had a net nonoperating income of R$57 thousand in 1997. The Company did not record any nonoperating income in 1996 and 1995.

EMPLOYEES' PROFIT SHARE

  All Brazilian companies are required under Brazilian law to compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is determined by negotiation between the Company and the labor unions representing the employees. For state owned companies, such profit sharing payments are limited to 25% of total proposed dividends. Telebras has established two additional limits. In addition to the 25% limit imposed on all state owned companies, companies in the Telebras System must limit employees' share of profits to the lower of (i) the aggregate of the employees' annual compensation and (ii) 50% the Company's net income adjusted for dividends. Following the privatization of the Company, employee profit share will be limited only by the 25% of dividends limit and will be renegotiated by the Company and the unions representing its employees. Employees' profit share was R$209 thousand and R$142 thousand in 1996 and 1997, respectively, and was based in both years on agreements between Telebahia and Telergipe and the labor union's representatives. The Company did not record employees' profit share in 1995.

MINORITY INTERESTS

  Minority interest was R$1.9 million, R$6.5 million and R$13.1 million in 1995, 1996 and 1997, respectively, reflecting 5.1%, 7.0% and 12.5% of income before interest income, unallocated interest expense and taxes, respectively. The 1996 and 1997 increases in minority interest as a percentage of income before interest income, unallocated interest expense and taxes principally reflected the issuance and sale by Telebahia and Telergipe of preferred shares of such entities to new subscribers pursuant to a system called "auto-financing." Under such system, each new subscriber was required to invest in shares of Telebahia and Telergipe and the proceeds from such investment were used by such entities to finance network expansion.

LIQUIDITY AND CAPITAL RESOURCES

  The Registrant is a holding company and its principal assets are the shares of its operating subsidiaries. The Registrant relies almost exclusively on dividends from its subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. Under Law No. 6,404 of December 15, 1976, as amended (the "Brazilian Corporation Law"), dividends may be paid only out of retained earnings or accumulated profits in any given fiscal year. See "Description of Securities to be Registered--Capital Stock--Dividends."

  Management believes that the Registrant's shareholdings in Telebahia Cellular and Telergipe Cellular is sufficient to allow the Registrant to control the payment of dividends by such companies. The Registrant currently is able to nominate and elect all the members of the boards of directors of Telebahia Cellular and Telergipe Cellular. However, under Brazilian law and the regulations of the Brazilian Securities Commission, persons holding more than 10% of the voting stock of a company (a percentage that may decrease up to 5% in the case of listed companies) may require the company to adopt cumulative voting. Management believes that, based on current holdings in its operating subsidiaries, if cumulative voting were required the Registrant would still be able to control the payment of dividends by Telebahia Cellular and Telergipe Cellular which, with respect to the Mandatory Dividend, could be limited only under very strict circumstances. Board members, even if elected by one specific shareholder, have fiduciary duties toward the Company and all its shareholders. The preferred shareholders and the minority voting shareholders of Telebahia Cellular and Telergipe Cellular, in each case voting as a single class of such preferred shareholders and a single class of such minority voting shareholders, elect one member each of the Audit Committee. The remaining members of the Audit Committee are selected by the controlling shareholder.

  The Company made capital expenditures of R$135.5 million, R$175.1 million and R$68.5 million in 1995, 1996 and 1997, respectively. These expenditures related primarily to increasing network capacity and coverage. See "Description of Business--Capital Expenditures." Capital expenditures during these years were financed principally with internally generated cash. The Company's ability to fund investment with internally generated cash during these years does not reflect what would have been the Company's cash flow were it a stand-alone business. Among other factors, had the Company been operated on a stand-alone basis from the inception of Telebahia and Telergipe's cellular operations, the Company's cash flow would have been significantly lower as a result of greater debt service requirements and the obligation to pay income tax.

  The Company has entered into contracts for a total of R$65.1 million in 1998 capital expenditures. Such expenditures will be funded principally with cash allocated to the Company upon the split-up of Telebras. See Note 23b to the Consolidated Financial Statements. In addition, it is possible that following the anticipated privatization of the Company in July 1998 the Company's new controlling shareholders will elect to increase capital expenditures. It is not possible for management to predict, however, the strategy of the Company's new controlling shareholders. Most of the planned 1998 capital expenditures will be dedicated to expanding the Company's analog network including installation of signal enhancement devices, digitalizing the existing network, improving anti-fraud technology and adapting the network to accommodate voice mail.

  The Company had R$78.3 million of long-term indebtedness at December 31, 1997, all of which represented financing from suppliers for the purchase of equipment and was secured and dollar denominated. 69.2% of such debt bore interest at fixed rates. For details of the composition of, and changes in, the Company's debt, see Note 16 to the Consolidated Financial Statements.

  R$83 million and R$36 million of interest and principal payments on the Company's indebtedness as of December 31, 1997 will be due in 1998 and 1999, respectively. The Company has no lines of credit or other credit commitments available to it.

  The Company's indebtedness reflects the allocation to the Company, upon the split up of Telebahia and Telergipe, of all Telebahia's and Telergipe's indebtedness incurred specifically in connection with the construction of their respective cellular networks. Such indebtedness is reflected in the Company's Consolidated Financial Statements and, under the terms of the split up, the Company is legally obligated to pay all amounts owed under such indebtedness. The credit agreements evidencing the indebtedness, however, have not been legally assigned to the Company and Telebahia and Telergipe, as the case may be, remain the legal obligors under such agreements. The Company, Telebahia and Telergipe are currently seeking the approval of the lenders to legally assign the underlying Telebahia and Telergipe debt to the Company. Any subsequent legal assignment of Telebahia and Telergipe debt to the Company will not result in the Company incurring any net additional debt because the Company is already legally obligated to pay the amounts owned under such debt pursuant to the terms of the split up.

  Substantially all the Company's start up costs and initial capital investments were financed by cash flows from the fixed-line telephone operations of Telebahia and Telergipe. Accordingly, the Company's indebtedness does not reflect the amount of debt the Company would have been required to incur to build its current network had the Company been operated on a stand-alone basis from the inception of Telebahia and Telergipe's cellular operations.

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constituted events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or is expected to be in default is approximately R$84.3 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

  Because the Registrant was formed on May 22, 1998, it was not subject to dividend payment requirements during the reported periods and the Consolidated Financial Statements do not reflect dividend payments by the Registrant. In addition, dividend payments made during the reported periods by Telebahia and Telergipe are reflected in the financial statements of those entities but not in the Consolidated Financial Statements included in this Registration Statement, which reflect certain assets and liabilities of the cellular operations of Telebahia and Telergipe but not the capital structure of those entities. In 1998 and thereafter, the Registrant will be subject to the mandatory dividend payment requirements described under "Description of Securities to be Registered--Capital Stock."

U.S. GAAP RECONCILIATION

  The Company prepares its consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. The principal differences between Brazilian GAAP and U.S. GAAP as they affected the Company's revenues and expenses during the reported periods are: (i) under Brazilian GAAP, loans and financing balances in default are not always classified as current liabilities while under U.S. GAAP, loans and financings in default or expected to be in default within a year of the balance sheet date are classified as current obligations unless creditors have provided the Company waivers for such defaults; a substantial portion of the Company's outstanding debt at December 31, 1997 is in default or expected to be in default as a result of its privatization and the Breakup of the Telebras System (see "--Liquidity and Capital Resources"); (ii) under Brazilian GAAP, interest on loans to finance construction in progress is capitalized at the rate of 12% per annum of the total value of construction in progress, regardless of the amount of interest actually incurred on such loans while under U.S. GAAP interest is capitalized based on the interest rate on the debt incurred up to the lower of the amount of construction in progress and the total loans incurred; (iii) until December 31, 1993 capitalized interest under Brazilian GAAP was not added to individual assets but was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets while under U.S. GAAP capitalized interest is added to the cost of individual assets and is amortized over their estimated useful lives; and (iv) in accordance with Brazilian GAAP, the deferred tax liability arising out of the indexation of permanent assets was charged to divisional equity, whereas under U.S. GAAP the charge would be to income for the year. Income before interest income, unallocated interest expense and taxes under U.S. GAAP was R$85.2 million and R$89.5 million for 1996 and 1997, respectively. Until December 31, 1997, under both Brazilian and U.S. GAAP, revenues form activation fees were recognized upon activation of a customer's services. Under U.S. GAAP, effective January 1, 1998, net revenues from activation fees will be deferred and amortized over the estimated effective contract life. See Note 24 to the Consolidated Financial Statements.

RECENT RESULTS

  The Company had consolidated net operating revenues and consolidated net income of R$119.4 million and R$22.0 million, respectively, for the first six months of 1998. Such amounts are unaudited, have been determined in accordance with the Brazilian Corporation Law and standards issued by the CVM and have not been indexed to inflation occurring after December 31, 1995 or expressed in constant reais. Accordingly, such amounts, as well as the six months amounts discussed in the paragraphs below, are not comparable to the amounts included in the Consolidated Financial Statements, which have been so indexed and expressed. Had consolidated net operating revenues and consolidated net income for the six months ended June 30, 1998 been indexed for inflation and expressed in constant reais on the same basis as the amounts presented in the Consolidated Financial Statements, such adjustments would have had no material effect on net operating revenues and would have resulted in a downward adjustment of approximately R$1 million to net income (principally reflecting additional depreciation, net of related tax effects). As measured by the IGP-M, the cumulative rate of inflation from the period December 31, 1995 to June 30, 1998 was 20.0%.

  Consolidated net operating revenues for the first six months of 1998 evidenced a slight upward trend, reflecting increasing monthly subscription payments of R$40.5 million and network usage charges of R$30.3 million, which were attributable to an increase in the average number of cellular customers to 244,267 and significant increases in the volume of incoming calls.

  Cost of services rose to R$49.4 million in the first six months of 1998, reflecting increasing personnel costs (R$3.0 million) and other costs associated with services rendered by third parties (R$23.5 million). In addition, depreciation cost in the first six months of 1998 amounted to R$14.3 million, reflecting expansion of the cellular network completed in 1997. Operating expenses rose to R$26.0 million in the first six months of 1998, principally due to costs associated with the opening of new cellular telephone stores as well as increased personnel expenses related to increased demand for cellular telecommunications services.

  Results for the six months of 1998 are not necessarily indicative of results for any other period or for the full year. Management believes that the material adjustments that would be required to reconcile the first six months net income figure given above to U.S. GAAP are comparable in nature to those discussed in Note 24 to the Consolidated Financial Statements, except that indexation for inflation subsequent to December 31, 1995 and through December 31, 1997 would be required under U.S. GAAP and the cessation of indexation as from January 1, 1998 will eliminate the need for the recognition of an additional charge to income under U.S. GAAP for the six months income tax effects of indexation for financial reporting purposes.

  Comparative interim period net operating revenues and net income are not presented herein. The Registrant was not formed prior to May 22, 1998 and did not publish interim financial results for the first half of 1997. In addition, the Registrant's operating subsidiaries, published interim 1997 results (if any) were for the combined cellular and fixed line entities.

  As part of the privatization of the Telebras System, the Federal Government has offered Telebras System employees the right to purchase the Federal Government's entire holding of Telebras preferred shares and preferred shares of each of the New Holding Companies (representing 2.18% of the outstanding capital stock of Telebras and of each New Holding Company) at a price of R$69.24 per lot of 13,000 shares (each a "lot" and comprised of 1,000 preferred shares of each of Telebras and the twelve New Holding Companies). This price represents a 50% discount from the market price of 1,000 Telebras preferred shares at the time the Federal Government authorized the plan. The initial period during which employees could subscribe for the shares began on August 4, 1998 and expired on September 30, 1998. On August 28, 1998, the Federal Government extended the period for the offer to October 30, 1998. The offer period has not been extended again and the Federal Government has not expressed any intention to do so. Each employee has the right to purchase up to 144 lots of 13,000 preferred shares, subject to proration if the shares are oversubscribed.

  The Federal Government has offered 7.2 million lots, or 60% of the total number of lots (12.1 million) that would be required if every employee in the Telebras System offered to purchase the maximum 144 lots per employee allowed. If offers to purchase are made for more than 7.2 million lots, employees will be allocated the available 7.2 million lots on a pro-rata basis. Accordingly, if every employee in the Telebras System offered to purchase the maximum 144 lots, each employee would be allocated 86.4 lots (or 60% of 144). This allocation would increase up to 144 lots as the total number of Telebras System-wide offers to purchase declined to 7.2 million lots or less. If total employee demand is for less than 7.2 million lots, the unsold shares will remain with the Federal Government. The market price of 1,000 Telebras preferred shares when the offer to employees commenced on August 4, 1998 was R$127.20. At this date, 1,000 Telebras preferred shares was equivalent to one lot, because the distribution of New Holding Company preferred shares in connection with the Breakup had not occurred. The market price of one lot on October 30, 1998, when the offer to employees terminated, was R$91.00.

  The employee stock offering will have no effect on the Company's financial statements prepared under Brazilian GAAP. For U.S. GAAP purposes only, the employee stock offering is deemed to give rise to compensation expense to the extent of the excess of market price of the shares purchased over the Federal Government's price to employees. Although the Federal Government, rather than the Company or Telebras, offered the shares to employees, under U.S. GAAP the deemed compensation amount is "pushed down" to each of the New Holding Companies in accordance with the number of shares purchased by each New Holding Company and its subsidiaries' employees. The Company is not yet able to determine the total amount of the expense that must be recognized under U.S. GAAP because a complete count of employee subscription is not yet available. A complete count is not available because a significant portion of employee subscriptions for shares is made in paper rather than electronic form. The tabulation of such paper subscription is required to be completed by November 13, 1998. Although the total amount of the US GAAP expense is not presently determinable, the minimum amount (all of which will be recognized effective August 4, 1998) is R$1.1 million. Effective October 30, 1998 the Company will record an additional expense ranging from R$0 to R$0.3 million, depending on the total number of shares above the minimum 60% allocation that the Company's employees are able to purchase. These expenses are calculated on the assumption that each of the Company's employees purchases the maximum 144 lots per employee. For this actually to occur, each of the Company's employees would have to subscribe for the maximum amount and the employee offering as a whole would have to be sufficiently under-subscribed to allow the Company's employees to be allocated the maximum 144 lots each. The maximum expense is calculated on two measurement dates: (i) August 4, 1998, when it is assumed that the Company's employees take up 86.4 lots each (or 60% of the 144 lots maximum), which is the maximum amount that the Company's employees could purchase in the event that the remaining Telebras System employees also seek to take up the maximum allowable number of shares; and (ii) October 30, 1998, when it is assumed that, based on system-wide under-subscription, the Company's employees are allocated the remaining 57.6 lots each. The expense arising from the August 4 measurement date will be recorded in the third quarter. The expense arising from the October 30 measurement date will be recorded in the fourth quarter.

  The Company has been informed by Telebras that, for the Telebras System as a whole, the maximum expense under US GAAP in connection with the employee share offering will be R$421.6 million.

                                     52--1

ITEM 9A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  The Company is exposed to market risk from changes in both foreign currency exchange rates and interest rates. The Company is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the real). Similarly, the Company is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. The Company does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

EXCHANGE RATE RISK

  The Company has exchange rate exposure with respect to the U.S. dollar. Approximately R$149 million of the indebtedness of the Company is denominated in U.S. dollars. The potential immediate loss to the Company that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately R$15 million. In addition, if such a change were to be sustained, the Company's cost of financing would increase in proportion to the change.

INTEREST RATE RISK

  At December 31, 1997, the Company had approximately R$149 million in loans and financing outstanding, of which R$76.2 million bore interest at fixed rates and R$72.6 million bore interest at floating rates of interest (primarily LIBOR-based). The Company invests its excess liquidity
(R$10 million at December 31, 1997) mainly in short-term instruments. The potential loss to the Company over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1997 would be approximately R$800 thousand. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, the Company's interest rate risk sensitivity model may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable movements of all interest rates are unlikely. See Notes 16 and 19 to the Consolidated Financial Statements.

ITEM 10: DIRECTORS AND OFFICERS OF REGISTRANT

BOARD OF DIRECTORS

  The Registrant is administered by a Board of Directors (Conselho de Administracao) and a Board of Executive Officers (Diretoria). The Board of Directors is comprised of four members serving for a term of three years. The Board of Directors holds a regular meeting once a month and holds special meetings when called by the Chairman or by two members of the Board of Directors.

  The following are the current members of the Board of Directors and their respective positions. All current members were appointed in August 1998.

      NAME                                                              POSITION
      ----                                                              --------
      Esteban Serra Mont............................................... Chairman
      Fernando Maria Fournon Gonzales-Barcia........................... Director
      Eduardo Lopez-Aranguren Marcos................................... Director
      Alexandre Bertoldi............................................... Director

  Set forth below are brief biographical descriptions of the Directors.

  Esteban Serra Mont, 50 years old, has served as Chairman of the Board of Directors since August 1998. He joined Iberdrola S.A. in 1980 and has served as executive for Management of International Investment of Iberdrola Energia S.A., the company which manages the Iberdrola Group's international energy activities and Spanish investments in water, gas and services, Vice-President of Litoral Gas in Argentina and Eletropaz in Bolivia. In addition to his position as member of the Board of Directors of the Company, he is also a member of the Boards of Directors of Eletroandina and Colbun in Chile, Cosern, Coelba, CRT and Riogas in Brazil and Gas de Colombia. He holds a PHD in economics from the University of Barcelona.

  Fernando Maria Fournon Gonzales-Barcia, 40 years old, has served as member of the Board of Directors since August 1998. He served as an associate and research professor at Polytechnic University of Madrid, a systems engineer at the European Space Agency, a projects engineer at Ericsson S.A. and as Head of Projects and Director of New Projects at Telefonica Internacional. Since February 1997 he has served as chief executive officer at CRT--Companhia Riograndense de Telecomunicacoes. In addition to his position as member of the Board of Directors of the Company, he is also a member of the Boards of Directors of Companhia Telefonica da Borda do Campo--CTBC, CRT--Companhia Riograndense de Telecomunicacoes, Telesp Participacoes S.A., Tele Sudeste Celular Participacoes S.A. and Portugal Telecom. He is also a member of the Consultive Board of ANATEL--Agencia Nacional de Telecomunicacoes, the Latin American Committee at the New York Stock Exchange and the Global Information Infrastructure Commission--GIIC. He holds a degree in telecommunications engineering from the Polytechnic University of Madrid.

  Eduardo Lopez-Aranguren Marcos, 57 years old, has served as a member of the Board of Directors since August 1998. He joined Iberdrola S.A. in 1965 and has served as chief executive officer of Iberdrola Energia S.A., the company which manages the Iberdrola Group's international energy activities and Spanish investments in water, gas and services. He has also served as President of Eletropaz in Bolivia and Coelba and Cosern in Brazil. In addition to his position as a member of the Board of Directors of the Company, he is also a member of the Boards of Directors of Tele Sudeste Celular Participacoes S.A. and CEG in Brazil. He holds a degree in mining engineering with additional post-graduate studies in energy from the Technical School of Mining Engineering of the Polytechnic University of Madrid.

  Alexandre Bertoldi, 37 years old, has served as a member of the Board of Directors since August 1998. He has a law degree from the University of Sao Paulo, a masters degree in Business Administration from Glasgow Business School of the University of Glasgow--UK, and a post-graduate degree in Global Finance from the London School of Economics--LSE.

BOARD OF EXECUTIVE OFFICERS

  The Board of Executive Officers consists of one President and one Vice President elected by the Board of Directors for a term of three years. An Executive Officer may be removed from office at any time. The President must be chosen from among the members of the Board of Directors.

  The following are the Executive Officers and their respective positions. All current members were appointed in August 1998.

      NAME                                                        POSITION
      ----                                                        --------
      Esteban Serra Mont......................................... President
      Manuel Amado Sepena........................................ Vice-President

  Set forth below is a brief biographical description of the Executive Officer not included above.

  Manuel Amado Sepena, 59 years old, has served as Vice-President since August 1998. He joined Telefonica de Espana in 1958 and was responsible for network maintenance in Barcelona and Southern Spain and served as assistant director of the Barcelona area. He also served as general manager of Telefonica del Peru, director of operations at CRT--Companhia Riograndense de Telecomunicacoes and general sub-director of Client Assistance for Telefonica de Espana in Madrid.

ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

  For the year ended December 31, 1997, the aggregate amount of compensation paid by the Registrant's subsidiaries to all directors and executive officers of the Registrant's subsidiaries was approximately R$127.6 thousand.

  For the year ended December 31, 1997, the aggregate amount set aside or accrued by the Registrant's subsidiaries to provide pension, retirement or similar benefits for officers and directors of the Registrant's subsidiaries was approximately R$18.3 thousand. The Registrant did not have any officers or directors for the year ended December 31, 1997 because it was not formed until May 22, 1998 as part of the Breakup of Telebras.

ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

  None.

ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

  None.

                                    PART II

ITEM 14: DESCRIPTION OF SECURITIES TO BE REGISTERED

CAPITAL STOCK

  Set forth below is a brief summary of the material provisions of the Preferred Shares and Common Shares, the By-laws and the Brazilian Corporation Law. This description is qualified by reference to the By-laws, which have been filed (together with an English translation) as an exhibit to this Registration Statement, and to the Brazilian Corporation Law. A copy of the By-laws (together with an English translation) is available for inspection at the principal office of the Depositary. Information on the trading market for the Preferred Shares is set forth under "Nature of Trading Market" and information on ownership of the Registrant's shares is set forth under "Control of Registrant."

 GENERAL

  The capital stock of the Registrant is comprised of Preferred Shares and Common Shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding Preferred Shares and 124,351,903 thousand outstanding Common Shares. The Company's share capital may be increased only by shareholder vote.

  The Preferred Shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the Common Shares in the case of liquidation of the Registrant.

  Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the Preferred Shares, may not exceed two-thirds of the total number of shares. The Federal Government was required by law prior to the privatization to own more than 50% of the voting stock of the Registrant.

  The majority of the members of the Board of Directors will be elected by the controlling shareholders of Common Stock of the Company. Board members, even if elected by one specific shareholder, have fiduciary duties towards the Company and all its shareholders.

 DIVIDENDS

  Pursuant to its By-laws, the Registrant is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the "Mandatory Dividend"). The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporation Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its Board of Directors and Audit Committee report to the shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the Board of Directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. The Preferred Shares of the Registrant are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See "--Priority and Amount of Preferred Dividends." Dividends may be paid by the Registrant out of retained earnings or accumulated profits in any given fiscal year.

  For the purposes of the Brazilian Corporation Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits.

  At each annual shareholders' meeting, the Board of Directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, the Registrant is required to maintain a statutory reserve, to which it must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of the Registrant's paid-in capital (the "Statutory Reserve"). Net losses, if any, may be charged against the statutory reserve.

  The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) written off in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue exceeds the sum of (i) the statutory reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of dividends on the Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

  For the purposes of the Brazilian Corporation Law, and in accordance with the Registrant's By-laws, the "Adjusted Net Income" is an amount equal to the Registrant's net profit adjusted to reflect allocations to and from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as the Consolidated Financial Statements included herein, that are prepared using the constant currency method according to Brazilian GAAP.

  In order to allow the payment of dividends after the Breakup, the shareholders of Telebras approved, as a part of the Breakup, the allocation of a proportional part of the retained earnings and reserves of Telebras transferred to the Registrant as retained earnings of Registrant. These earnings and reserves (which amount to R$164.1 million) are available for payment of future dividends by the Registrant, if so decided by the shareholders, although the Registrant is not legally obligated to do so.

 PRIORITY AND AMOUNT OF PREFERRED DIVIDENDS

  The Registrant's By-laws provide for a minimum yearly per share dividend for the Preferred Shares equal to 6% of the amount obtained by dividing the total share capital by the total number of shares of the Company. As a result of such provision, holders of Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made (i) first, to the holders of Preferred Shares, up to the amount of the Preferred Dividend of the Preferred Shares for such year, (ii) then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share, and (iii) thereafter, to the Common Shares and Preferred Shares on a pro rata basis. If the Mandatory Dividend in any year is less than or equal to the Preferred Dividend payable to the holders of Preferred Shares in such year, the holders of Common Shares will not be entitled to receive any cash dividends from the Registrant in such year, unless the holders of Common Shares approve dividends in excess of the Preferred Dividend. In such circumstances, however, holders of Preferred Shares will be entitled to the amount available for payment of dividends up to an aggregate amount equal to the Preferred Dividend plus, in the event the Preferred Dividend is higher than the amount available for payment of dividends for such year, any retained earnings from previous years may be used to make up for such shortfall. If the minimum dividend is not paid for a period of three years, holders of Preferred Shares shall be entitled to full voting rights until such time as the minimum dividend is paid in full for any year.

 PAYMENT OF DIVIDENDS

  The Registrant is required by law and its By-laws to hold an annual shareholders' meeting by April 30 of each year at which, among other things, on annual dividend may be declared by decision of the shareholders on the recommendation of the Executive Officers, as approved by the Board of Directors. The payment of annual dividends is based on the Consolidated Financial Statements prepared for the fiscal year ending December 31. Under the Brazilian Corporation Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders' resolution sets forth another date of payment, which must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the Registrant has no liability for such payment. Because the Registrant's shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share and no action is required on the part of the shareholder. The Registrant is not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to the Registrant.

  Shareholders who are not residents of Brazil must register with the Central Bank of Brazil in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil. The Preferred Shares underlying the ADSs are held in Brazil by the Custodian, as agent for the Depositary, which is the registered owner of the Registrant's shares. See "--Description of American Depositary Receipts in respect of Preferred Shares."

  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Custodian on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the Custodian is unable to convert immediately the Brazilian currency received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of the Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See "Taxation--Brazilian Tax Considerations."

 VOTING RIGHTS

  Each Common Share entitles the holder thereof to one vote at meetings of shareholders of the Registrant. Preferred Shares do not entitle the holder to vote except as set forth below. Holders of Preferred Shares are entitled to attend or to address meetings of shareholders.

  One of the three members of the permanent Audit Committee of the Registrant and his or her alternate are elected by majority vote of the holders of Preferred Shares present at the annual meeting of shareholders at which members of the Audit Committee are elected.

  Brazilian Corporation Law provides that certain non-voting shares, such as the Preferred Shares, acquire voting rights in the event the Registrant fails for three consecutive fiscal years to pay the Preferred Dividend to which such shares are entitled until such payment is made.

  The Preferred Shares are entitled to full voting rights with respect to (i) the approval of any long-term contract between the Company and its affiliates, on the one hand, and any controlling shareholder of the Company, such shareholder's affiliates and related parties, on the other hand and (ii) resolutions modifying certain provisions of the By-laws. The Preferred Shares are entitled to full voting rights with respect to any resolution submitted to the shareholders' meeting for the delisting of the Registrant ("going private") or during liquidation of the Registrant.

  Any change in the preference, benefits, conditions of redemption and amortization of the Preferred Shares, or the creation of a class of shares having priority or preference over the Preferred Shares, would require the approval of holders of a majority of the outstanding Preferred Shares at a special meeting of holders of Preferred Shares. Such a meeting would be called by publication of a notice in the Gazeta Mercantil and the Diario Oficial da Uniao at least thirty days prior to the meeting but would not generally require any other form of notice.

  In any circumstances in which holders of Preferred Shares are entitled to vote, each Preferred Share will entitle the holder thereof to one vote.

 PREEMPTIVE RIGHTS

  Each shareholder of the Registrant has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A period of 30 days following the publication of notice of the capital increase is allowed for exercise of the right, and the right is negotiable. However, a shareholders' meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures, warrants and founders' shares convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected (i) on a stock exchange or in a public offering, (ii) through an exchange of shares in a public offering the purpose of which is to acquire control of another company or (iii) through the use of certain tax incentives.

  In the event of a capital increase which would maintain or increase the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase which would reduce the proportion of capital represented by Preferred Shares, holders of ADSs, or of Preferred Shares, would have preemptive rights to subscribe to Preferred Shares, in proportion to their shareholdings and to Common Shares only to the extent necessary to prevent dilution of their interest in the Registrant.

  Preemptive rights to purchase shares may not be offered to U.S. holders of ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying such rights, or an exemption from the registration requirements of the Securities Act is available. Consequently, holders of ADSs who are U.S. persons or are located in the United States may be restricted in their ability to participate in the exercise of preemptive rights. See "--Description of American Depositary Receipts in respect of Preferred Shares--Dividends, Other Distributions and Rights."

 RIGHT OF REDEMPTION

  Neither the Common Shares nor the Preferred Shares are redeemable, subject to the right of a dissenting shareholder of to seek redemption upon a decision made at a shareholders' meeting by shareholders representing over 50% of the voting shares (i) to change the preference of the Preferred Shares or to create a class of shares having priority or preference over the Preferred Shares, (ii) to modify the mandatory distribution of dividends, (iii) to change the corporate purposes of the Registrant, (iv) to dissolve or liquidate the Registrant, (v) to transfer all of the shares of the Registrant to another company in order to make the Registrant a wholly-owned subsidiary of such company (incorporacao de acoes), (vi) to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporation Law, and (vii) to merge or consolidate the Registrant with another company, if certain liquidity standards provided in the Brazilian Corporation Law are not met. The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders' meeting or, whenever the resolution requires the approval of the holders of Preferred Shares by vote taken in a special meeting of a majority of the holders of Preferred Shares affected by the resolution, within 30 days from the publication of the minutes of such special meeting. The Registrant would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of such rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability of the Registrant.

  Unless otherwise provided in the By-laws (which is not the case with the Registrant), shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders' meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders' meeting.

 FORM AND TRANSFER

  Shares of the Registrant are maintained in book-entry form with a transfer agent (the "Transfer Agent") and the transfer of such shares is made in accordance with the applicable provisions of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the Transfer Agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the Transfer Agent. The Preferred Shares underlying the ADS will be registered on the Transfer Agent's records in the name of the Depositary.

  Transfers of shares by a foreign investor are made in the same way and executed by such investor's local agent on the investor's behalf except that, if the original investment was registered with the Central Bank of Brazil pursuant to the Annex IV Regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the certificate of registration to reflect the new ownership.

  Each of the Sao Paulo Stock Exchange and the Rio de Janeiro Stock Exchange operates a central clearing system. A holder of shares of the Registrant may choose, at its discretion, to participate in these systems and all shares elected to be put into the system will be deposited in custody with the relevant stock exchange (through a Brazilian institution duly authorized to operate by the Central Bank of Brazil having a clearing account with the relevant stock exchange) and the fact that such shares are subject to custody with the relevant stock exchange will be reflected in the Registrant's register of shareholders. Each participating shareholder will, in turn, be registered in the register of beneficial shareholders of the Registrant maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS IN RESPECT OF PREFERRED SHARES

  The following is a summary of the material provisions of the deposit agreement (the "Deposit Agreement"), dated as of July 27, 1998 among the Registrant, the Depositary, and the registered holders (the "Owners") and beneficial owners from time to time of ADRs (the "Beneficial Owners"), pursuant to which the ADSs representing Preferred Shares are to be issued. This summary is subject to and qualified in its entirety by reference to the Deposit Agreement, including the form of ADRs. Terms used in this description and not otherwise defined shall have the meanings set forth in the Deposit Agreement. A copy of the Deposit Agreement has been filed as an exhibit to this Registration Statement. Copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary, currently located at 101 Barclay Street, New York, NY 10286, and at the office of the agent of the Custodian, currently located at the principal Sao Paulo, Brazil office of Banco Itau. The Depositary's principal executive office is located at 1 Wall Street, New York, NY 10015.

 AMERICAN DEPOSITARY RECEIPTS

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the Deposit Agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADS representing 5,000 Preferred Shares, or evidence of the right to receive 5,000 Preferred Shares deposited with the Custodian and registered in the name of the Depositary or its nominee (together with any additional Preferred Shares at any time deposited or deemed deposited under the Deposit Agreement and any and all other securities, cash and other property received by the Depositary or the Custodian in respect of such Preferred Shares and at such time held under the Deposit Agreement, the "Deposited Securities"). Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary and the Registrant as Owners.

 DEPOSIT, TRANSFER AND WITHDRAWAL

  The By-laws provide that ownership of capital generally must be evidenced only by a record of ownership maintained by the Registrant or an accredited intermediary, such as a bank, acting as a registrar for the shares. Currently, such function is performed by the Registrant as registrar (the "Registrar"). Accordingly, all references to the deposit, surrender and delivery of the Preferred Shares refer only to book-entry transfers of the Preferred Shares in Brazil. See "--Capital Stock" for a description of the characteristics and rights of the Preferred Shares. All references to the deposit, surrender and delivery of the ADS or the ADRs refer not only to the physical transfer of any certificates representing such ADRs but also to any book-entry transfers.

  The Preferred Shares represented by ADSs were deposited pursuant to the Deposit Agreement by book-entry transfer to an account of the Custodian and registered in the name of the Custodian. The Depositary is the holder of record on the books of the Custodian of all such Preferred Shares.

  The Depositary has agreed, subject to the terms and conditions of the Deposit Agreement, that upon delivery (including by book-entry credit) to the Custodian of the Preferred Shares (or evidence of rights to receive Preferred Shares) and pursuant to appropriate instruments of transfer in a form satisfactory to the Custodian, the Depositary will, upon payment of the fees, charges and taxes provided in the Deposit Agreement, execute and deliver at its Corporate Trust Office to, or upon the written order of, the person or persons named in the notice of the Custodian delivered to the Depositary or requested by the person depositing such Preferred Shares with the Depositary, an ADR or ADRs, registered in the name or names of such person or persons, and evidencing any authorized number of ADSs requested by such person or persons.

  The Depositary will refuse to accept Preferred Shares for deposit whenever it is notified in writing that such deposit would result in any violation of applicable laws.

  Upon surrender at the Corporate Trust Office of the Depositary of an ADR for the purpose of withdrawal of the Deposited Securities represented by the ADSs evidenced by such ADR, and upon payment of the fees of the Depositary, governmental charges and taxes provided in the Deposit Agreement, and subject to the terms and conditions of the Deposit Agreement, the By-laws, the Deposited Securities and applicable law, the Owner of such ADR will be entitled to book-entry credit with the Registrar together with physical delivery (if physical delivery is permitted under the By-laws), to him or upon his order, as permitted by applicable law, of the amount of Deposited Securities at the time represented by the ADS or ADSs evidenced by such ADR. Any forwarding of share certificates (if any), other securities, property, cash and other documents of title for such delivery will be at the risk and expense of the Owner.

  Subject to the terms and conditions of the Deposit Agreement and any limitations that may be established by the Depositary and unless requested by the Registrant to cease doing so, the Depositary may execute and deliver ADRs prior to the receipt of Preferred Shares (a "Pre-Release"), may deliver Preferred Shares upon the receipt, and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADR has been Pre-Released, and may receive ADRs in lieu of Preferred Shares in satisfaction of a Pre-Release.

  Each Pre-Release must be (a) preceded or accompanied by a written representation and agreement from the person to whom the ADRs are to be delivered (the "Pre-Releasee") that the Pre-Release or its customer (i) owns the Preferred Shares or ADRs to be remitted, as the case may be, (ii) assigns all beneficial right, title and interest in such Preferred Shares or ADRs, as the case may be, to the Depositary for the benefit of the Owners and (iii) agrees in effect to hold such Preferred Shares or ADRs, as the case may be, for the account of the Depositary until delivery of the same upon the Depositary's request, (b) at all times fully collateralized with cash or U.S. government securities, (c) terminable by the Depositary on not more than five business days' notice and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will set limits with respect to Pre-Release transactions to be entered into hereunder with any particular Pre-Releasee on a case by case basis as the Depositary deems appropriate. The collateral referred to in clause (b) above shall be held by the Depositary for the benefit of the Owners as security for the performance of the Pre-

Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Preferred Shares or ADRs upon termination of a Pre-Release transaction.

  The Depositary will also limit the number of ADRs involved in such Pre-Release transactions so that Preferred Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the Pre-Release), but the Depositary reserves the right to disregard such limit from time to time as it deems appropriate and may, with the prior written consent of the Registrant, change such limit for purposes of general application. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Neither the Registrant nor the Custodian shall incur any liability to Owners of ADRs as a result of such transactions.

 DIVIDENDS, OTHER DISTRIBUTIONS AND RIGHTS

  The Depositary is required to convert, as promptly as practicable and, in any event, within one business day of its receipt thereof, into U.S. dollars, all cash dividends or other distributions, net proceeds from the sale of securities, property or rights, denominated in any currency other than U.S. dollars that it receives in respect of the deposited Preferred Shares if permitted under applicable laws and the Depositary determines that such conversion into U.S. dollars and transfer to the United States can be effected on a reasonable basis. If at the time of conversion, the resulting U.S. dollars can, pursuant to applicable law, be transferred out of Brazil for distribution, the Depositary will as promptly as practicable distribute the amount received to the Owner entitled thereto in proportion to the number of ADSs evidenced by such Owner's ADRs without regard to any distinctions among Owners on account of exchange restrictions or otherwise. The amount distributed will be reduced by any amounts to be withheld by the Registrant, the Depositary or the Custodian, including amounts on account of any applicable taxes and certain other expenses. For further details about applicable taxes, see "Taxation."

  If such conversion, transfer or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary will file as promptly as practicable such application for approval or license; however, the Depositary will be entitled to rely upon Brazilian local counsel in such matters, which counsel will be instructed to act as promptly as possible. If, pursuant to applicable law, any foreign currency received by the Depositary or the Custodian cannot be converted to U.S. dollars, or if any approval or license of any government or agency thereof that is required for such conversion is denied or, in the opinion of the Depositary, cannot be promptly obtained at a reasonable cost, the Depositary will, (a) as to the portion of the foreign currency that is convertible into U.S. dollars, make such conversion and (i) if permitted by applicable law, transfer such U.S. dollars to the United States and distribute them to the Owners entitled thereto or (ii) to the extent that such transfer is not permitted, hold such U.S. dollars for the benefit of the Owners entitled thereto, uninvested and without liability for interest thereon and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner, distribute or cause the Custodian to distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to such Owner and (ii) the Depositary shall hold or will cause the Custodian to hold any amounts of nonconvertible foreign currency not distributed pursuant to the immediately preceding subclause (i) uninvested and without liability for the interest thereon for the respective accounts of the Owners entitled to receive the same.

  If the Registrant declares a dividend in, or free distribution of, additional Preferred Shares with respect to the Preferred Shares represented by the ADSs, the Depositary may, or will if the Registrant so requests, distribute as promptly as practicable to the Owners of outstanding ADRs entitled thereto, in proportion to the number of ADSs evidenced by their respective ADRs, additional ADRs evidencing an aggregate number of ADSs that represents the number of Preferred Shares received as such dividend or free distribution, subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Preferred Shares and the issuance of ADSs evidenced by ADRs, including the withholding of any tax or other governmental charge and the payment of fees of the Depositary.

  The Depositary may withhold any such distribution of ADRs if it has not received satisfactory assurances from the Registrant that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of such Act. In lieu of delivering ADRs for fractional ADSs in the event of any such dividend or free distribution, the Depositary will sell the amount of Preferred Shares represented by the aggregate of such fractions and distribute the net proceeds in accordance with the Deposit Agreement. If additional ADRs are not so distributed, each ADS will thereafter also represent the additional Preferred Shares distributed upon the Deposited Securities represented thereby.

  If the Registrant offers, or causes to be offered, to the holders of Preferred Shares any rights to subscribe for additional Preferred Shares or any rights of any other nature, the Depositary, after consultation with the Registrant, will have discretion as to the procedure to be followed in making such rights available to Owners or in disposing of such rights for the benefit of such Owners and making the net proceeds available to such Owners. If, by the terms of such rights offering or for any other reason, it would be unlawful for the Depositary to either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights, the Depositary determines in its discretion that it is lawful and feasible to make such rights available to all or certain Owners, the Depositary may, and at the request of the Company will, distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of ADSs held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

  If the Depositary determines that it is not lawful or feasible to make such rights available to all or certain Owners, it may, and at the request of the Registrant will use its best efforts that are reasonable under the circumstances to, sell the rights, warrants or other instruments in proportion to the number of ADSs held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate net proceeds of such sales for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any ADR or ADRs or otherwise. The Depositary will not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner or Owners in particular.

  In circumstances in which rights would not otherwise be distributed, if an Owner requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Owner, the Depositary will promptly make such rights available to such Owner upon written notice from the Registrant to the Depositary that (a) the Registrant has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Registrant has determined in its sole discretion are reasonably required under applicable law. Upon instruction pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Preferred Shares to be received in exercise of the rights, and upon payment of the fees of the Depositary as set forth in such warrants or other instruments, the Depositary will, on behalf of such Owner, exercise the rights and purchase the Preferred Shares, and the Registrant will cause the Preferred Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Preferred Shares so purchased to be deposited, and will execute and deliver ADRs to such Owner, pursuant to the Deposit Agreement. Such a disposal of rights may reduce the Owners' proportionate equity interest in the Registrant.

  The Depositary will not offer rights to Owners having an address of record in the United States unless a registration statement under the Securities Act is in effect with respect to such rights and the Securities to which such rights relate or unless the offering and sale thereof to such Owners are exempt from registration under the Securities Act; however, the Registrant will have no obligation to file a registration statement under the Securities Act to make available to Owners any right to subscribe for or to purchase any of the Securities.

  Whenever the Depositary receives any distribution other than cash, Preferred Shares or rights in respect of the Deposited Securities, the Depositary will, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to their holdings, respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other reason (including, but not limited to, any requirement that the Registrant or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act, in order to be distributed to Owners) the Depositary deems such distribution not to be feasible, the Depositary may, after consultation with the Registrant, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary) will be distributed by the Depositary to the Owners entitled thereto as in the case of a distribution received in cash.

  In connection with any distribution to Owners, the Registrant will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld by the Registrant and owing to such authority or agency by the Registrant; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or Custodian. If the Depositary determines that any distribution of property other than cash (including Preferred Shares and rights to subscribe therefor) is subject to any tax or governmental charge that the Depositary is obligated to withhold, the Depositary may, by public or private sale, dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or governmental charges, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes or governmental charges to the Owners entitled thereto in proportion to the number of ADSs held by them, respectively.

  Upon any change in nominal or par value, or split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Registrant or to which it is a party, any Preferred Shares or other securities that will be received by the Depositary or the Custodian in exchange for, in conversion of, or in respect of Deposited Securities will be treated as new Deposited Securities under the Deposit Agreement, and ADSs will thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional ADRs are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company so requests, execute and deliver additional ADRs as in the case of a distribution in Preferred Shares, or call for the surrender of outstanding ADRs to be exchanged for new ADRs specifically describing such new Deposited Securities.

 RECORD DATES

  Whenever any cash dividend or other cash distribution shall become payable, or whenever any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Preferred Shares that are represented by each ADS or whenever the Depositary shall receive notice of any meeting of holders of Preferred Shares or other Deposited Securities, or whenever the Depositary shall find it necessary or convenient, the Depositary will fix a record date, which date shall, to the extent practicable, be either the same date as the record date fixed by the Registrant or, if different from the record date fixed by the Registrant, fixed after consultation with the Registrant, (a) for the determination of the Owners who will be (i) entitled to receive such dividend, distribution of rights, or the net proceeds of the sale thereof, or (ii) entitled to give instructions for the exercise of voting rights at any such meeting, or (b) on or after which such ADS will represent the changed number of Preferred Shares, all subject to the provisions of the Deposit Agreement.

 VOTING OF THE DEPOSITED SECURITIES

  Preferred Shares do not entitle the holders thereof to vote on any matter presented to a vote of shareholders of the Registrant except as set forth under "--Capital Stock--Voting Rights." With respect to the circumstances set forth thereunder and if, in the future, the terms of the Preferred Shares should be revised or amended so as to provide for voting rights, or should the Preferred Shares obtain voting rights pursuant to the Brazilian Corporation Law or through any change in the laws, rules, or regulations applicable to such shares or through any change in interpretation of such laws, the following shall apply.

  As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of Preferred Shares or other Deposited Securities, if requested in writing by the Registrant, the Depositary will, as soon as practicable thereafter, mail to all Owners a notice, the form of which notice will be in the sole discretion of the Depositary, containing (a) the information included in such notice of meeting received by the Depositary from the Registrant (or a summary in English of the notice of such meeting), (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provision of Brazilian law, the By-laws and the provisions of the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Preferred Shares or other Deposited Securities represented by their respective ADSs and (c) a statement as to the manner in which such instructions may be given, including an express indication that instructions may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Registrant. Upon the written request of an Owner on such record date, received on or before the date established by the Depositary for such purpose, the Depositary will endeavor, insofar as practicable, to vote or cause to be voted the amount of Preferred Shares or other Deposited Securities represented by the ADSs evidenced by such ADRs in accordance with the instructions set forth in such request. The Depositary may not itself exercise any voting discretion over any Preferred Shares. If the Depositary does not receive instructions from an Owner on or before the date established by the Depositary for such purpose, the Depositary will deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Registrant to vote the underlying Preferred Shares, provided that no such discretionary proxy will be given with respect to any matter as to which the Registrant informs the Depositary that (i) the Registrant does not wish such proxy given, (ii) substantial opposition exists or (iii) the rights of holders of Preferred Shares will be materially and adversely affected. Under Brazilian law the Depositary may vote the Preferred Shares or other Deposited Securities represented by ADSs and evidenced by ADRs in accordance with the instructions of the Owners even if those instructions differ among such Owners.

  Owners are not entitled to attend meetings of shareholders. An Owner wishing to do so must cancel its ADRs and obtain delivery of the underlying shares, registered in the name of such Owner, prior to the record date for attendance at such meeting.

 REPORTS AND OTHER COMMUNICATIONS

  The Depositary will make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Registrant, which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to holders of such Deposited Securities by the Registrant. The Depositary will also send to Owners copies of such reports when furnished by the Registrant pursuant to the Deposit Agreement. Any such reports and communications furnished to the Depositary by the Registrant will be furnished in English, to the extent that such materials are required to be translated into English pursuant to any regulations of the Commission.

 AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

  The form of the ADRs and any provision of the Deposit Agreement may at any time and from time to time be amended by agreement between the Registrant and the Depositary in any respect which they may deem necessary or desirable. Any amendment that imposes or increases any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing rights of Owners, will not take effect as to the outstanding ADRs until the expiration of 30 days after notice of such amendment has been given to the Owners of outstanding ADRs. Every Owner and Beneficial Owner at the time such amendment becomes effective will be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the

Deposit Agreement as amended thereby. In no event will any amendment impair the right of any Owner to surrender his ADR and receive therefor the Preferred Shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

  The Depositary will at any time at the direction of the Registrant terminate the Deposit Agreement by mailing notice of such termination to the Owners then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Registrant and the Owners, if at any time after 60 days have expired after the Depositary shall have delivered written notice of its election to resign to the Registrant, a successor depositary shall not have been appointed and accepted its appointment, in accordance with the terms of the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to the holders thereof and will not give any further notices or perform any further acts under the Deposit Agreement, except for
(1) the collection of dividends and other distributions pertaining to the Deposited Securities, (2) the sale of rights and other property and (3) the delivery of Preferred Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs (after deducting, in each case, the fees of the Depositary for the surrender of an ADR and other expenses set forth in the Deposit Agreement and any applicable taxes or governmental charges).

  At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held thereunder and hold uninvested the net proceeds of such sale, together with any other cash, unsegregated and without liability for interest, for the pro rata benefit of the Owners that have not theretofore surrendered their ADRs, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for net proceeds and other cash (after deducting, in each case, the fee of the Depositary and other expenses set forth in the Deposit Agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations. Upon termination of the Deposit Agreement, the Registrant will also be discharged from all obligations thereunder, except for certain obligations to the Depositary.

 CHARGES OF DEPOSITARY

  The Depositary will charge (to the extent permitted by applicable law) any party depositing or withdrawing Preferred Shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), whichever is applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Preferred Shares generally on the register of the Registrant or the Registrar and applicable to transfers of Preferred Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Preferred Shares or Owners, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement, (5) a fee not in excess of $5.00 per 100 ADSs (or portion thereof) for the execution and delivery of ADRs pursuant to the Deposit Agreement and the surrender of ADRs pursuant to the Deposit Agreement, and (6) a fee for the distribution of proceeds of sales of securities or rights pursuant to the Deposit Agreement, such fee (which may be deducted from such proceeds) being in an amount equal to the lesser of (i) the fee for issuance of ADSs referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause treating all such securities as if they were Preferred Shares) or Preferred Shares received in exercise of rights distributed to them pursuant to the Deposit Agreement, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds.

  The Depositary, pursuant to the Deposit Agreement, may own and deal in any class of securities of the Company and its affiliates and in ADRs.

 LIABILITY OF OWNERS OR BENEFICIAL OWNERS FOR TAXES OR OTHER CHARGES

  If any tax or other governmental charge shall become payable by the Custodian, the Depositary or its nominee with respect to any ADR or any Deposited Securities represented by the ADSs evidenced by such ADR, such tax or other governmental charge will be payable by the Owner or Beneficial Owner of such ADR. The Depositary may refuse to effect registration of transfer of such ADR or any split-up or combination thereof or any withdrawal of Deposited Securities underlying such ADR until such payment is made, and may withhold any dividends or other distributions or may sell for the account of such Owner or Beneficial Owner any part or all of the Deposited Securities underlying such ADR and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge (and any taxes or expenses arising out of such sale) and the Owner or Beneficial Owner of such ADR will remain liable for any deficiency.

 LIMITATION ON EXECUTION, DELIVERY, TRANSFER AND SURRENDER OF ADRS

  The ADRs are transferable on the books of the Depositary, provided that the Depositary may close the transfer books after consultation with the Registrant to the extent practicable at any time or from time to time when deemed expedient by it in connection with the performance of its duties or at the request of the Registrant.

  As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR, the delivery of any distribution thereon or the withdrawal of Deposited Securities, the Depositary, the Registrant, the Custodian or the Registrar may require payment from the depositor of Preferred Shares or the presenter of the ADR of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax, charge or fee with respect to Preferred Shares being deposited or withdrawn) and payment of any other applicable fees provided for in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, the Preferred Shares until it has received such proof of citizenship, residence, exchange control approval, compliance with all applicable laws or regulations, or other information as it may reasonably deem necessary or proper. The delivery, transfer, registration of transfer, split-up, combination and surrender of ADRs generally may be suspended or refused during any period when the transfer books of the Depositary, the Registrant or the Registrar are closed or if any such action is deemed necessary or advisable by the Depositary or the Registrant, at any time or from time to time.

  The Depositary will keep books, at its Corporate Trust Office, for the registration and transfer of ADRs, which at all reasonable times will be open for inspection by the Owners, provided that such inspection will not be for the purpose of communicating with Owners in the interest of a business or object other than the business of the Registrant or a matter related to the Deposit Agreement or the ADRs.

  The Depositary may upon notice to the Registrant appoint one or more co-transfer agents reasonably acceptable to the Registrant for the purpose of effecting transfers, combinations and split-ups of ADRs at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other requirements by Owners or persons entitled to ADRs and will be entitled to protection and indemnity to the same extent as the Depositary.

 LIMITATION OF LIABILITY

  Neither the Depositary nor the Registrant nor any of their respective directors, employees, agents or affiliates will be liable to any Owners or Beneficial Owners of ADRs if by reason of any provision of any present or future law or regulation of the United States, Brazil or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the By-laws, or by reason of any act of God or war or other circumstance beyond its control, the Depositary or the Registrant or any of their respective directors, employees, agents, or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by terms of the Deposit Agreement it is provided will be done or performed; nor will the Depositary or the Registrant incur any liability to any Owner or Beneficial Owner of any ADR by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided will or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for under the Deposit Agreement. Where, by the terms of a distribution pursuant to the Deposit Agreement, or an offering or distribution pursuant to the Deposit Agreement, or for any other reason, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from making such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Registrant, will not make such distribution or offering, and will allow the rights, if applicable, to lapse.

  The Registrant and the Depositary assume no obligation nor will they be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners of ADRs, except that they agree to perform their respective obligations specifically set forth under the Deposit Agreement without negligence or bad faith.

 GOVERNING LAW

  The Deposit Agreement is governed by the laws of the State of New York.

                                   PART III

ITEM 15: DEFAULTS UPON SENIOR SECURITIES

  The Company is party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998, and the privatization of the New Holding Companies on July 29, 1998 and the announced liquidation of Telebras constitute events of default under such credit agreements. In addition, most of the Company's other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company's debt is in default or accelerated. The total amount of the Company's outstanding debt as of December 31, 1997 which is currently or is expected to be in default is approximately R$84.3 million. The Company is currently in negotiations with the appropriate creditors with respect to this indebtedness. Although none of the Company's creditors have notified the Company that they intend to pursue their rights and remedies with respect to these defaults, there can be no assurance that the Company will be able to obtain waivers or that the creditors will not exercise their rights and remedies under the credit agreements.

ITEM 16: CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES

  Not applicable.

                                    PART IV

ITEM 17: CONSOLIDATED FINANCIAL STATEMENTS

  The Registrant has responded to Item 18 in lieu of responding to this Item.

ITEM 18: CONSOLIDATED FINANCIAL STATEMENTS

  Reference is made to pages F-1 through F-31.

ITEM 19: CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS

  (a) The following Consolidated Financial Statements are filed as part of this Form 20-F:

    Independent Auditors' Report

    Consolidated Statements of Financial Condition as of December 31, 1996 and 1997

    Consolidated Statements of Revenues and Expenses for the Years Ended
       December 31, 1995, 1996 and 1997

    Consolidated Statements of Net Interdivisional Cash Distribution
       (Receipt) for the Years Ended December 31, 1995, 1996 and 1997

    Consolidated Statements of Changes in Divisional Equity for the Years
       Ended December 31, 1995, 1996 and 1997

    Notes to the Consolidated Financial Statements

  (b) Exhibits

        1.1*  Charter of the Registrant
        1.2*  Charter of the Registrant (English translation)
              Deposit Agreement dated as of July 27, 1998, among the Registrant, The Bank of New York, as Depositary, and Owners and
              Beneficial Owners of American Depositary Receipts issued
        2.1*  thereunder
       10.1*  Standard Concession Agreement for Mobile Cellular Service
              Standard Concession Agreement for Mobile Cellular Service
       10.2*  (English translation)
       23.1** Consent of KPMG Peat Marwick

--------

* Previously filed

** Filed herewith

                                  SIGNATURES

  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its registration statement on Form 20-F, Commission File No. 001-14481, to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Tele Leste Celular Participacoes
                                           S.A.

                                             /s/ Esteban Serra Mont
                                          By: _________________________________
                                            Name: Esteban Serra Mont
                                            Title:
                                                  President

                                             /s/ Manuel Amado Sepena
                                          By: _________________________________
                                            Name: Manuel Amado Sepena
                                            Title:Vice-President

Dated: November 2, 1998

                     TELE LESTE CELULAR PARTICIPACOES S.A.

                       CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                    CONTENTS

Independent Auditors' Report.................................              F-2
Consolidated Statements of Financial Condition...............              F-3
Consolidated Statements of Revenues and Expenses.............              F-4
Consolidated Statements of Net Interdivisional Cash
 Distribution (Receipt)......................................              F-5
Consolidated Statements of Changes in Divisional Equity......              F-6
Notes to the Consolidated Financial Statements............... F-7 through F-31

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Tele Leste Celular Participacoes S.A.
Brasilia--DF

  We have audited the accompanying consolidated statements of financial condition of Tele Leste Celular Participacoes S.A. as of December 31, 1996 and 1997, and the related consolidated statements of revenues and expenses, net interdivisional cash distribution (receipt) and changes in divisional equity for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards in Brazil, which do not differ in any material respects from generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Brazil and on the basis set out in Note 2 to the consolidated financial statements. Accordingly, interest income, unallocated interest expense, income tax expense and the related assets and liabilities are not included in the consolidated financial statements.

  In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Tele Leste Celular Participacoes S.A. as of December 31, 1996 and 1997, and its revenues and expenses and net interdivisional cash distribution (receipt) for each of the years in the three-year period ended December 31, 1997, in conformity with accounting principles generally accepted in Brazil and on the basis set out in Note 2, including continued recognition of the effects of changes in the purchasing power of the Brazilian currency as discussed in Note 2.

  Generally accepted accounting principles in Brazil vary in certain respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected revenues and expenses for each of the years in the two-year period ended December 31, 1997 and the divisional equity as of December 31, 1996 and 1997 to the extent summarized in Note 24 of the consolidated financial statements.

July 17, 1998

Brasilia, Brazil

KPMG Peat Marwick

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                           DECEMBER 31, 1996 AND 1997
    (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$, OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                                            DECEMBER 31,
                                                    ----------------------------
                                                     1996    1997       1997
                                               NOTE   R$      R$        US$
                                               ---- ------- ------- ------------
                                                                    (UNAUDITED,
                                                                    SEE NOTE 2B)
Current assets:
 Cash and cash equivalents...................    9       -    9,825     8,801
 Accounts receivable:
 Trade, net..................................   10   22,458  24,477    21,925
 Receivable from related parties.............   19      177     543       486
 Other assets................................   11    5,650     174       156
                                                    ------- -------   -------
 Total current assets........................        28,285  35,019    31,368
                                                    ------- -------   -------
Permanent assets:
 Property, plant and equipment, net..........   12  324,686 373,928   334,941
                                                    ------- -------   -------
 Total assets................................       352,971 408,947   366,309
                                                    ======= =======   =======
Current liabilities:
 Payroll and related accruals................   13    1,233     463       415
 Accounts payable:
 Suppliers...................................   14    4,955  17,906    16,039
 Payable to related parties..................   19    2,990     819       733
 Taxes other than income taxes...............   15    5,355   1,164     1,043
 Deferred tax liabilities from indexation
  adjustments................................   2a      685   1,218     1,091
 Loans.......................................   16    9,408  70,564    63,207
                                                    ------- -------   -------
 Total current liabilities...................        24,626  92,134    82,528
                                                    ------- -------   -------
Noncurrent liabilities:
 Deferred tax liabilities from indexation
  adjustments................................   2a    7,829  13,392    11,996
 Loans.......................................   16  130,154  78,284    70,122
 Provisions for contingencies................   17       -      750       672
                                                    ------- -------   -------
 Total noncurrent liabilities................       137,983  92,426    82,790
                                                    ------- -------   -------
Minority interests...........................    2   13,744  30,058    26,923
                                                    ------- -------   -------
Divisional equity............................       176,618 194,329   174,068
                                                    ------- -------   -------
 Total liabilities and divisional equity.....       352,971 408,947   366,309
                                                    ======= =======   =======


      See the accompanying notes to the consolidated financial statements.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

                CONSOLIDATED STATEMENTS OF REVENUES AND EXPENSES

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
    (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$, OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                               YEARS ENDED DECEMBER 31,
                                         ---------------------------------------
                                          1995     1996     1997        1997
                                    NOTE   R$       R$       R$         US$
                                    ---- -------  -------  -------  ------------
                                                                    (UNAUDITED,
                                                                    SEE NOTE 2B)
Net operating revenue from
 cellular telecommunications
 services:
  Services provided to third
   parties........................        68,210  154,737  160,759    143,998
  Services provided to the
   Telebras operating companies...   19   15,966   33,807   59,682     53,459
                                         -------  -------  -------    -------
    Total net operating revenue...    4   84,176  188,544  220,441    197,457
Cost of services:
  Provided by third parties.......        (7,634) (21,981) (19,880)   (17,807)
  Provided by the Telebras
   operating companies............   19  (23,189) (33,562) (48,836)   (43,744)
                                         -------  -------  -------    -------
    Total cost of services........    5  (30,823) (55,543) (68,716)   (61,551)
                                         -------  -------  -------    -------
Gross profit......................        53,353  133,001  151,725    135,906
Operating expenses:
  Selling expense.................        (3,275) (19,229) (17,471)   (15,649)
  General and administrative
   expense........................        (7,745) (16,015) (20,517)   (18,378)
  Other net operating income......    6    3,441    5,301    1,568      1,405
                                         -------  -------  -------    -------
Operating income before interest..        45,774  103,058  115,305    103,284
Allocated interest expense........        (9,614) (10,466) (10,333)    (9,256)
                                         -------  -------  -------    -------
Operating income before interest
 income and unallocated interest
 expense..........................        36,160   92,592  104,972     94,028
Net non-operating income..........           --       --        57         51
Employees' profit share...........           --      (209)    (142)      (127)
                                         -------  -------  -------    -------
Income before interest income,
 unallocated interest expense,
 taxes and minority interests.....        36,160   92,383  104,887     93,952
Minority interests before interest
 income, unallocated interest
 expense and taxes................    2   (1,861)  (6,468) (13,108)   (11,741)
                                         -------  -------  -------    -------
Income before interest income,
 unallocated interest expense and
 taxes............................        34,299   85,915   91,779     82,211
                                         =======  =======  =======    =======


      See the accompanying notes to the consolidated financial statements.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

   CONSOLIDATED STATEMENTS OF NET INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
    (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$, OF DECEMBER 31, 1997 AND
                         THOUSANDS OF US DOLLARS--US$)

                                              YEARS ENDED DECEMBER 31
                                       -----------------------------------------
                                         1995      1996     1997        1997
                                          R$        R$       R$         US$
                                       --------  --------  -------  ------------
                                                                    (UNAUDITED,
                                                                    SEE NOTE 2B)
Operating Activities:
 Income before interest income,
  unallocated interest expense and
  taxes..............................    34,299    85,915   91,779     82,211
 Adjustments to reconcile income
  before interest income, unallocated
  interest expense and taxes to cash
  provided by operating activities:
  Depreciation and amortization......     6,125    17,338   22,531     20,182
  Minority interests in income before
   interest income, unallocated
   interest expense and taxes........     1,861     6,468   13,108     11,741
  Increase in allowance for doubtful
   accounts..........................       --     10,956    7,212      6,460
  Increase in accounts receivable....    (8,048)  (20,300)  (9,597)    (8,597)
  (Increase) decrease in other
   current assets....................       (71)   (5,736)   5,476      4,905
  Increase (decrease) in payroll and
   related accruals..................       295       883     (770)      (690)
  Increase (decrease) in accounts
   payable...........................     6,115    (1,560)  10,780      9,656
  Increase (decrease) in taxes other
   than income taxes.................     1,895     1,984   (4,191)    (3,754)
  Decrease in accrued interest.......      (607)   (1,779)     (12)       (11)
  Increase in provision for
   contingencies.....................       --        --       750        672
                                       --------  --------  -------    -------
                                         41,864    94,169  137,066    122,775
                                       --------  --------  -------    -------
Investing activities:
 Additions to property, plant and
  equipment..........................  (135,507) (175,118) (68,542)   (61,396)
 Capitalized interest................        59    (4,860)  (5,318)    (4,764)
 Proceeds from asset disposals.......       --        --     2,946      2,639
                                       --------  --------  -------    -------
                                       (135,448) (179,978) (70,914)   (63,521)
                                       --------  --------  -------    -------
Financing activities:
 Loans repaid........................    (1,877)   (1,877)  (6,367)    (5,703)
 New loans obtained..................    88,262    40,568   15,665     14,032
                                       --------  --------  -------    -------
                                         86,385    38,691    9,298      8,329
                                       --------  --------  -------    -------
Increase (decrease) in cash and cash
 equivalents.........................    (7,199)  (47,118)  75,450     67,583
Cash and cash equivalents at the end
 of the year.........................       --        --    (9,825)    (8,801)
                                       --------  --------  -------    -------
Net interdivisional cash distribution
 (receipt)...........................    (7,199)  (47,118)  65,625     58,782
                                       ========  ========  =======    =======

      See the accompanying notes to the consolidated financial statements.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

            CONSOLIDATED STATEMENTS OF CHANGES IN DIVISIONAL EQUITY

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                 (IN THOUSANDS OF CONSTANT BRAZILIAN REAIS--R$,
                             OF DECEMBER 31, 1997)

                                                                    DIVISIONAL
                                                                      EQUITY
                                                                    ----------
Balance at December 31, 1994.......................................   13,870
Income before interest income, unallocated interest expense and
 taxes.............................................................   34,299
Capitalized interest...............................................    1,239
Net interdivisional cash receipt...................................    7,199
Minority interests effects other than on income....................   (1,179)
                                                                     -------
Balance at December 31, 1995.......................................   55,428
Income before interest income, unallocated interest expense and
 taxes.............................................................   85,915
Capitalized interest...............................................      231
Deferred tax on full indexation....................................   (8,514)
Net interdivisional cash receipt...................................   47,118
Minority interests effects other than on income....................   (3,560)
                                                                     -------
Balance at December 31, 1996.......................................  176,618
Income before interest income, unallocated interest expense and
 taxes.............................................................   91,779
Capitalized interest...............................................      859
Deferred tax on full indexation....................................   (6,096)
Net interdivisional cash distribution..............................  (65,625)
Minority interests effects other than on income....................   (3,206)
                                                                     -------
Balance at December 31, 1997.......................................  194,329
                                                                     =======


      See the accompanying notes to the consolidated financial statements.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                           (SEE NOTES, 1, 2 AND 23)

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS OF DECEMBER 31,
                                     1997)

1. OPERATIONS AND BACKGROUND

  Beginning in 1995, the federal government of Brazil ("the Federal Government") undertook a comprehensive reform of the Brazilian regulation of the telecommunications industry. In July 1995 the Federal Congress adopted a General Telecommunications Law providing for the privatization of Telecomunicacoes Brasileiras S.A. ("Telebras") which, through its 28 operating subsidiaries was the primary supplier of public telecommunications services in Brazil.

  In preparation for the privatization of the Telebras system, the operating subsidiaries have been divided into twelve separate groups, (a) three regional fixed line operators, (b) eight regional cellular operators and (c) one national long-distance operator. The cellular telecommunications businesses have firstly been separated from the operating subsidiaries and subsequently the fixed-line businesses, the new cellular businesses and the long distance operator have been combined into the twelve separate groups (the "New Holding Companies"). Both the separation of the cellular businesses and the subsequent grouping of the former Telebras subsidiaries have been performed using a procedure under Brazilian corporate law called cisao or "spin-off." As part of this process Tele Leste Celular Participacoes S.A. (the "Holding Company") was formed.

  Tele Leste Celular Participacoes S.A. was formed on May 22, 1998, through the spin-off of certain assets and liabilities of Telebras, including 89.3% and 73.6% of the share capital of Telebahia Celular S.A. and Telergipe Celular S.A., respectively.

  Telebahia Celular S.A. and Telergipe Celular S.A. were formed on January 5, 1998 and subsequently received on January 30, 1998 from Telecomunicacoes da Bahia S.A. ("Telebahia") and Telecomunicacoes de Sergipe S.A. ("Telergipe") the assets and liabilities comprising their respective cellular telecommunications services (the "Subsidiaries"). Tele Leste Celular Participacoes S.A. and its subsidiaries (the "Companies") are the primary suppliers of cellular telecommunications services in the states of Bahia and Sergipe under the terms of concessions granted by the Federal Government on November 4, 1997 (the "Concessions"). The Concessions will expire on June 29, 2008 with respect to Telebahia Celular S.A. and December 15, 2008 with respect to Telergipe S.A. and may be renewed at the discretion of Anatel (as defined below) for a further term of 15 years. Through its predecessors Telebahia and Telergipe, the Companies have provided cellular telecommunications services in the states of Bahia and Sergipe since April 1993 and December 1993, respectively. Until August 4, 1998, the Companies were controlled by the Federal Government (see Note 23(c)).

  The Companies' businesses, including the services they may provide and the rates they may charge are regulated by Agencia Nacional de Telecomunicacoes ("Anatel"), the regulatory authority for the Brazilian telecommunications industry pursuant to Law No. 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

  The consolidated financial statements present the financial condition and revenues and expenses of the consolidated cellular telecommunication businesses of Telebahia and Telergipe. The portion of the consolidated equity and income before interest income, unallocated interest expense and taxes of the Companies attributable to shareholders of the Companies other than Telebras at December 31, 1996 and 1997, and for each of the years in the three year period ended December 31, 1997 is reflected as "minority interests" in the consolidated financial statements. At December 31, 1997, such minority shareholders directly and indirectly owned 10.7% and 26.4% of the share capital of Telebahia and Telergipe, respectively.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

  The formation of the Holding Company and Telebahia Celular S.A. and Telergipe Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. The assets and liabilities of the cellular telecommunications businesses of Telebahia and Telergipe were transferred to the Companies at their indexed historical cost. The revenues and expenses associated with such assets and liabilities were allocated to the Companies. Separate records of revenues and cost of services of the cellular telecommunications businesses of Telebahia and Telergipe were maintained historically. Accordingly, actual amounts were allocated for the periods included herein. The consolidated statements of revenues and expenses and net interdivisional cash distribution (receipt) have been prepared to include the historical activity related to the assets and liabilities transferred. The consolidated financial statements are not necessarily indicative of what would have been the financial position and revenues and expenses of the Companies as of December 31, 1997 and 1996 and for the three year period ended December 31, 1997 had the cellular telecommunications businesses of Telebahia and Telergipe been separate legal entities during such period.

  With respect to costs (other than costs of services), the methodologies employed in transferring the assets and liabilities included the specific identification of costs associated with those assets and liabilities, and the allocation of costs where specific identification was not possible. Allocations were made using criteria established by management that were designed to ensure that all relevant costs were appropriately included in the results of operations for the periods presented. Those allocation criteria included: square footage (in relation to land and building related expenses), number of terminals (in relation to general management, accounting, data processing, legal department and other general staff functions), number of employees (in relation to the human resource department), number of requisitions issued (in relation to office material costs) and miles driven (in relation to certain transport costs). Management believes that the amounts included in the consolidated statements of revenues and expenses fairly reflect the income before interest income, unallocated interest expense and taxes of the businesses.

  Prior to December 31, 1997 cash and certain non-specific debt could not be segregated from Telebahia and Telergipe. Accordingly, these amounts have not been included in the consolidated financial statements. Additionally, interest income and unallocated interest expense relating to the cellular telecommunications businesses could not be identified. Consequently, income tax expense and related liabilities do not appear in the consolidated financial statements. See Note 2(d) for additional information regarding consolidated financial statements presentation.

  The presentation of the consolidated financial statements is consistent with the presentation of the published financial statements of Telebahia and Telergipe, from which the financial information was extracted, except for certain reclassifications within the consolidated statements of financial condition and the consolidated statements of revenues and expenses which have been made to conform previously published financial statement to the 1997 presentation within this registration statement.

  The consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency during the periods presented.

A. FULL INDEXATION TO DECEMBER 31, 1997

  The principal criteria adopted to prepare the fully indexed consolidated financial statements, which are restated from amounts carved out of the statutory accounting records of Telebahia and Telergipe, maintained in accordance with the practices described in Note 3, are as follows:

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


 i. Inflation restatement index

  The consolidated financial statements were indexed and expressed in currency of constant purchasing power of December 31, 1997 by using the monthly average values of the Unidade Fiscal de Referencia (the Tax Reference Unit or the "UFIR") through to December 31, 1995 and the Indice Geral de Precos-Mercado (the General Prices Index-Market or the "IGP-M") of the Fundacao Getulio Vargas in 1996 and 1997 following the cessation of the widespread use of the UFIR that resulted from the change in Brazil's corporate law. Inflation for the three year period ended December 31, 1997, as measured by the UFIR and the IGP-M, was as follows:

   PERIOD                                                 INDEX ANNUAL INFLATION
   ------                                                 ----- ----------------
                                                                       %
   Year ended December 31, 1995..........................  UFIR       22.5
   Year ended December 31, 1996.......................... IGP-M        9.2
   Year ended December 31, 1997.......................... IGP-M        7.7

  Management believes that these indices are appropriate indications of general price level inflation to be used under Brazilian and US GAAP, for the years indicated.

  In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 1997. The Brazilian Institute of Accountants has not yet published definitive rules regarding when the constant currency method of accounting may no longer be used to prepare financial statements. If the Brazilian Institute of Accountants determines that the constant currency method may no longer be used to prepare financial statements beginning January 1, 1998, the restated balances of nonmonetary assets and liabilities of the Companies as of December 31, 1997 will become the new basis for accounting, and statement of revenue and expense items will no longer be restated for inflation.

 ii. Consolidated statements of revenues and expenses

  Items in the consolidated statements of revenues and expenses are adjusted by:

  . allocating inflationary holding gains or losses on interest bearing monetary assets and liabilities to their corresponding interest income and expense captions;

  . allocating inflationary holding gains and losses from other monetary items to their corresponding income or expense captions. Amounts without a corresponding income or expense caption were allocated to "Other net operating income."

 iii. Deferred income tax effects of indexation adjustments in 1996 and 1997

  As a result of legislation mandating the discontinuation of the indexation system for Brazilian corporate law and most fiscal purposes as from January 1, 1996, the indexation of assets and liabilities for financial reporting purposes herein is not permitted for tax purposes. Accordingly, a deferred tax liability arises for the excess of net assets shown for financial reporting purposes over the tax basis of these net assets. The charge relating to the additional deferred tax liability of R$8,514 and R$6,096 in 1996 and 1997, respectively, was recorded directly against divisional equity.

B. TRANSLATION OF CONSTANT BRAZILIAN REAL AMOUNTS INTO US DOLLAR AMOUNTS

  The translation of Brazilian Real amounts into US dollar amounts is unaudited and included solely for the convenience of readers outside of Brazil and has been performed using the closing selling exchange rate

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

published by the Central Bank of Brazil of R$1.1164 to US$1.00 as of December 31, 1997. This translation should not be construed as a representation that Brazilian Real amounts could be converted to US dollars at this or any other rate.

C. DIVISIONAL EQUITY

  As discussed in Note 1, the Companies were formed as a result of the specific identification and spin-off of assets, liabilities and revenues and expenses comprising the cellular telecommunications businesses of Telebahia and Telergipe. Since Tele Leste Celular Participacoes S.A. did not exist prior to January 1, 1998 no individual capital structure was maintained. Consequently, the net assets contributed have been shown as "divisional equity" in the consolidated statements of financial condition. Additionally, consolidated statements of changes in divisional equity have been provided, which show the changes in the divisional equity for the periods presented.

D. CONSOLIDATED STATEMENTS OF NET INTERDIVISIONAL CASH DISTRIBUTION (RECEIPT)

  Because it was not possible to segregate the cash balances for the cellular telecommunications businesses prior to December 31, 1997, a traditional statement of cash flows could not be prepared for the periods presented. In lieu of detailing the beginning and ending cash and cash equivalent balances, and the net change in cash and cash equivalents between years, the net cash transferred to/from the fixed-line telecommunications businesses of Telebahia and Telergipe has been presented as "Net interdivisional cash distribution (receipt)" in the consolidated statements of net interdivisional cash distribution (receipt).

  At December 31, 1997 cash and cash equivalents of R$9,825 were allocated from Telebahia and Telergipe to the Companies to meet future estimated working capital requirements.

E. PRINCIPLES OF CONSOLIDATION

  These consolidated financial statements include the financial records of the Holding Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

3. SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

A. CASH AND CASH EQUIVALENTS

  Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less.

  Any transfers of cash and cash equivalents have been recorded through divisional equity.

B. TRADE ACCOUNTS RECEIVABLE

  Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the services were rendered and discounted to their present value at the consolidated statements of financial condition date by applying the interest rate published by the National Association of Investment Bankers ("ANBID"). Trade accounts receivable also include services provided to customers up to the consolidated statements of financial condition date but not yet invoiced.

C. ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Provision is made for trade accounts receivable for which recoverability is considered improbable.

D. FOREIGN CURRENCY TRANSACTIONS

  Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the

                     TELE LESTE CELULAR PARTICIPACOES S.A.

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

consolidated statements of financial condition date. Exchange differences are recognized in the consolidated statements of revenues and expenses as they occur.

E. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment is stated at indexed cost. Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress. Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets as determined by the public telecommunications service regulators. The principal depreciation rates are shown in Note 12(b).

  Interest, calculated monthly at a rate of 12% per annum on construction-in-progress, is capitalized as part of property, plant and equipment until the asset is placed in service.

F. ACCOUNTS PAYABLE

  Accounts payable to suppliers are discounted to their present value using the ANBID interest rate.

G. VACATION PAY ACCRUAL

  Cumulative vacation pay due to employees is accrued as earned.

H. INCOME AND SOCIAL CONTRIBUTION TAXES

  As described in Note 2(a)(iii), the charge relating to deferred income tax effects of indexation adjustments for 1996 and 1997 are recorded directly against divisional equity.

I. LOANS AND FINANCING

  Loans and financing include accrued interest to the consolidated statements of financial condition date.

J. PROVISIONS FOR CONTINGENCIES

  Provisions for contingencies are based on legal advice and management's opinion as to the likely outcome of the outstanding matters at the consolidated statements of financial condition date.

K. REVENUE RECOGNITION

  Revenues for all services are recognized when the service is provided. Revenues from cellular telephone services consist of subscription charges, usage charges, activation fees, network usage charges and charges for maintenance and other customer services. Billings are monthly. Unbilled revenues from the billing date to the month end are estimated and recognized as revenue during the month in which the service was provided. Revenues from activation fees are recognized upon the activation of a customer's services.

L. INTEREST EXPENSE

  Interest expense represents interest incurred and gains and losses on loans and financing after adjusting for the effects of inflation as measured by the variation in the inflation index and exchange gains/(losses) of R$379, (R$599) and R$954 in 1995, 1996 and 1997, respectively.

                     TELE LESTE CELULAR PARTICIPACOES S.A.

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


  The Companies had no interest income during 1995, 1996 and 1997 as a result of cash first being allocated on December 31, 1997.

M. PENSION AND POST-RETIREMENT BENEFITS

  The Companies participate in a multi-employer plan that provides pension and other post-retirement benefits for its employees. Current costs are determined as the amount of required contribution for the period and are recorded on the accrual basis.

N. EMPLOYEES' PROFIT SHARE

  Accruals are made for granting employees the right to a share of profits. The amount recorded is the employees' profit share attributable to those employees in the cellular telecommunications businesses of Telebahia and Telergipe.

O. EARNINGS PER SHARE

  Earnings per share information has not been presented as the capital structure of Tele Leste Celular Participacoes S.A. was not in place at December 31, 1997.

P. SEGMENTAL INFORMATION

  The Companies operate solely in one segment for local and regional cellular telecommunications. All revenues are generated in relation to services provided in or routed through the states of Bahia and Sergipe.

Q. USE OF ESTIMATES

  The preparation of consolidated financial statements in conformity with Brazilian and US GAAP requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

R. MINORITY INTERESTS

  Minority interests reflected in the consolidated statements of financial condition at December 31, 1996 and 1997 and in the consolidated statements of revenues and expenses for the years ended December 31, 1995, 1996 and 1997 relate to the interests of shareholders other than Telebras in Telebahia and Telergipe.

4. OPERATING REVENUE FROM CELLULAR TELECOMMUNICATIONS SERVICES

                                                     1995     1996     1997
                                                    -------  -------  -------
   Monthly subscription charges....................  28,013   70,777   82,006
   Activation fees.................................  14,154   26,354   13,470
   Usage charges...................................  41,064  103,333  122,814
   Network usage charges...........................  15,966   33,807   59,682
   Other...........................................   4,744    2,911    1,640
                                                    -------  -------  -------
   Total gross operating revenue................... 103,941  237,182  279,612
   Value added and other indirect taxes............ (19,765) (48,638) (59,171)
                                                    -------  -------  -------
   Net operating revenue from cellular
    telecommunications services....................  84,176  188,544  220,441
                                                    =======  =======  =======

                     TELE LESTE CELULAR PARTICIPACOES S.A.

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


  There are, excluding Telebahia and Telergipe, no customers who contribute more than 5% of gross operating revenues.

5. COST OF SERVICES

                                                             1995   1996   1997
                                                            ------ ------ ------
   Depreciation and amortization...........................  4,410 15,353 19,988
   Personnel...............................................    166    310    422
   Materials and services..................................  4,086  7,900 11,984
   Fixed-line network expenses............................. 19,877 27,279 32,000
   Fistel tax and other....................................  2,284  4,701  4,322
                                                            ------ ------ ------
                                                            30,823 55,543 68,716
                                                            ====== ====== ======

6. OTHER NET OPERATING INCOME (EXPENSE)

                                                           1995    1996   1997
                                                           -----  ------  -----
   Contingencies..........................................   --      --    (778)
   Fines and expenses recovered........................... 2,686   7,034  2,607
   Gain (losses) on non-monetary items....................   826  (1,739)  (271)
   Other..................................................   (71)      6     10
                                                           -----  ------  -----
                                                           3,441   5,301  1,568
                                                           =====  ======  =====

7. INCOME AND SOCIAL CONTRIBUTION TAXES

  Brazilian income taxes comprise federal income tax and social contribution tax. In 1995, 1996 and 1997 the statutory rates for income tax were 43%, 25% and 25%, respectively, and for social contribution tax were 9.09%, 7.41% and 8.00%, respectively. As a result of legislation enacted in 1996, the social contribution tax in 1997 was no longer deductible from its own computation base. The changes produced a combined statutory rate of 48.18%, 30.56% and 33.00% in 1995, 1996 and 1997, respectively.

  Income tax and social contribution tax expenses have not been included in the consolidated statements of revenues and expenses as a result of interest income and unallocated interest expense of the cellular telecommunications businesses not being identified and segregated from Telebahia and Telergipe, resulting in an incomplete presentation of income before taxes.

8. CASH FLOW INFORMATION

                                                             1995   1996   1997
                                                             ----- ------ ------
   Interest paid............................................ 7,440 10,252 15,720

9. CASH AND CASH EQUIVALENTS

  As of December 31, 1997 the Companies were allocated R$9,825 in interest bearing deposits with Banco do Brasil S.A., a government-controlled entity.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

10. TRADE ACCOUNTS RECEIVABLE, NET

                                                                 1996     1997
                                                                -------  ------
   Accrued amounts.............................................   3,520   4,555
   Billed amounts..............................................  29,894  28,666
   Allowance for doubtful accounts............................. (10,956) (8,744)
                                                                -------  ------
                                                                 22,458  24,477
                                                                =======  ======

  The changes in the allowance for doubtful accounts were as follows:

                                                                   1996   1997
                                                                  ------ ------
   Beginning balance.............................................    --  10,956
   Provision charged to selling expense.......................... 10,956  7,212
   Write-offs....................................................    --  (9,424)
                                                                  ------ ------
   Ending balance................................................ 10,956  8,744
                                                                  ====== ======

11. OTHER ASSETS

                                                                      1996  1997
                                                                      ----- ----
   Prepayments.......................................................   --   49
   Maintenance stocks................................................   198 --
   Insurance claims receivable ...................................... 5,120 --
   Recoverable advances..............................................    20  84
   Other.............................................................   312  41
                                                                      ----- ---
                                                                      5,650 174
                                                                      ===== ===

12. PROPERTY, PLANT AND EQUIPMENT, NET

A. COMPOSITION:

                                                                1996     1997
                                                               -------  -------
   Construction-in-progress...................................  57,998   44,954
   Automatic switching equipment..............................  34,933   51,926
   Transmission and other equipment........................... 200,205  261,930
   Buildings..................................................  50,027   55,814
   Other assets...............................................   7,269    9,404
                                                               -------  -------
   Total cost................................................. 350,432  424,028
   Accumulated depreciation................................... (25,746) (50,100)
                                                               -------  -------
   Property, plant and equipment, net......................... 324,686  373,928
                                                               =======  =======

B. DEPRECIATION RATES

  The annual depreciation rates applied to property, plant and equipment are as follows:

                                                                          %
                                                                      ----------
   Automatic switching equipment.....................................       7.69
   Transmission and other equipment..................................      10.00
   Buildings.........................................................       4.00
   Other assets (excluding land)..................................... 5.00-20.00

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

C. RENTALS

  The Companies rent equipment and premises through a number of operating agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

                                                                  1995 1996 1997
                                                                  ---- ---- ----
   Rent expense.................................................. 157  326  830

  The Companies have no noncancelable rental commitments.

13. PAYROLL AND RELATED ACCRUALS

                                                                      1996  1997
                                                                      ----- ----
   Wages and salaries................................................   268 186
   Accrued social security charges...................................   533 277
   Accrued benefits..................................................   432 --
                                                                      ----- ---
                                                                      1,233 463
                                                                      ===== ===

14. ACCOUNTS PAYABLE

                                                                  1996    1997
                                                                 ------- -------
   Amounts payable to suppliers.................................   4,955  17,906
   Payable to related parties...................................   2,990     819
                                                                 ------- -------
                                                                   7,945  18,725
                                                                 ======= =======

15. TAXES OTHER THAN INCOME TAXES

                                                                  1996    1997
                                                                 ------- -------
   Value-added taxes............................................   4,895   1,139
   Other indirect taxes on operating revenues...................     460      25
                                                                 ------- -------
                                                                   5,355   1,164
                                                                 ======= =======

  All taxes payable at December 31, 1997, which are related to revenues (ICMS, PASEP, COFINS), except for the amount related to taxes on unbilled revenues, remained with Telebahia and Telergipe when the assets and liabilities of the cellular telecommunications businesses were transferred to the Companies because Telebahia and Telergipe have legal responsibility for their payment.

16. LOANS

                                                                  1996    1997
                                                                 ------- -------
   Loans........................................................ 136,541 145,839
   Accrued interest.............................................   3,021   3,009
                                                                 ------- -------
                                                                 139,562 148,848
                                                                 ======= =======
   Current......................................................   9,408  70,564
   Noncurrent................................................... 130,154  78,284

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


A. LOANS

                                                                  1996    1997
                                                                 ------- -------
   Loans payable to NEC do Brasil S.A. ......................... 115,907 115,395
   Other financing..............................................  23,655  33,453
                                                                 ------- -------
                                                                 139,562 148,848
                                                                 ======= =======

  Loans which are payable to NEC do Brasil S.A., and other financing at December 31, 1997 consist of loans payable primarily in semi-annual installments. Interest rates are both fixed and variable, ranging from 10.43% to 10.88% per annum and from LIBOR plus 0.4% to 6% per annum, respectively (LIBOR was 5.85% at December 31, 1997). All loans are denominated in US dollars and are guaranteed by Telebras. The Companies do not hedge their foreign currency liabilities. These loans are repayable in installments through October 2, 2003.

B. REPAYMENT SCHEDULE

  Noncurrent loans are scheduled to be repaid as follows:

            1999.................................. 33,313
            2000.................................. 24,252
            2001.................................. 14,529
            2002..................................  3,220
            2003..................................  2,970
                                                   ------
            Total................................. 78,284
                                                   ======

C. CREDIT AGREEMENT DEFAULTS

  The Companies are party to certain credit agreements that contain covenants restricting, among other things, (i) the ability of Telebras to dispose of all or a substantial part of its assets or to cease to control a company that was an operating subsidiary of the Telebras System and (ii) the ability of the Federal Government to dispose of its controlling interest in the Telebras System. The Breakup of Telebras on May 22, 1998 and the privatization of the Companies constituted, an event of default under such credit agreements. In addition, most of the Companies' other credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Companies' debt is in default or accelerated. Approximately R$84,321 of the Companies' outstanding debt as of December 31, 1997 is in default or is expected to be in default as a result of the privatization. The Companies are currently in negotiations with the appropriate creditors with respect to this indebtedness.

  The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Companies be unable to renegotiate their credit agreements. The Companies believe that once the privatization is finalized, the Companies' creditors will renegotiate the terms of their credit agreements and/or provide appropriate waivers regarding such defaults.

17. PROVISIONS FOR CONTINGENCIES

  Provisions for contingent liabilities were as follows:

                                                                       1996 1997
                                                                       ---- ----
   Labor claims....................................................... --   750
                                                                       ===  ===

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

 Labor claims

  The provision for labor claims is management's estimate of the most probable losses in relation to various suits filed by current and former employees.

Potential Litigation

  Telebras, Telebahia and Telergipe, the legal predecessors of the Holding Company and Telebahia Celular S.A. and Telergipe Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telebahia and Telergipe prior to the effective date of the spin-off of Telebahia's and Telergipe's cellular assets and liabilities to Telebahia Celular S.A. and Telergipe Celular S.A. remains with Telebahia and Telergipe, except for those liabilities for which specific accounting provisions have been assigned to Telebahia Celular S.A. and Telergipe Celular S.A. Any claims against Telebahia and Telergipe which are not met by Telebahia and Telergipe could result in claims against Telebahia Celular S.A. and Telergipe Celular S.A. to the extent that Telebahia Celular S.A. and Telergipe Celular S.A. have received assets which might have been used to settle those claims had they not been spun off from Telebahia and Telergipe. Under the terms of the breakup of Telebras, liability for any claims arising out of acts committed by Telebras prior to the effective date of the breakup remains with Telebras, except for labor and tax claims (in which case Telebras and the new Holding Company are jointly and severally liable) and any liability for which specific accounting provisions have been assigned to the Holding Company. Creditors of Telebras may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the Companies and/or the Holding Company are remote and, therefore, no provision was made.

Taxes--ICMS on activation fees and other services

  On June 19, 1998 the secretaries of the treasury of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to broaden the application of the ICMS (Imposto sobre Circulacao de Mercadorias e Servicos), a state value-added tax, to cover not only telecommunications services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of tax law, the ICMS tax may be applied retroactively for such services rendered during the last five years.

  The Company believes that the attempt by the state treasury secretaries to extend the scope of ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. In addition, the Company believes that the predecessor companies, Telebahia and Telergipe, the legal predecessors of the Company, would be liable for any payments made in connection with any claim arising out of the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company does not believe it is probable that such taxes will be payable for services rendered during the last five years.

  There can be no assurance that the Company will prevail in its position that the new interpretation by the state treasury secretaries is unlawful. If the ICMS tax were applied retroactively to activation fees earned during the past five years, it would give rise to a maximum liability estimated at R$22,000. If the ICMS tax were applied

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

retroactively to activation fees earned by the Company's subsidiaries since its inception on January 5, 1998, it could have a material negative impact on the financial condition and results of operations of the Company subsequent to January 5, 1998.

18. PROVISION FOR PENSIONS

  The Companies participate in a multi-employer defined benefit pension plan and other post retirement benefit plans administered by the Fundacao Telebras de Seguridade Social ("Sistel").

  All of the Companies' employees are covered by these plans. The Companies contributed and charged to expense R$456 thousand, R$463 thousand and R$445 thousand during 1995, 1996 and 1997, respectively, in respect of pension fund contributions. Information from the plans' administrators is not available to permit the Companies to determine their share of unfunded vested benefits, if any. Management has no intention of withdrawing from these plans, nor is there any intention to terminate the plans. As a member of multi-employer plans, the Companies' contributions are not segregated in separate accounts or restricted to provide benefits only to employees of the Companies. The Companies are also contingently liable for the total obligations of the plans.

  The pension benefit is generally defined as the difference between (i) 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees. In addition to the pension supplements, post retirement health care and life insurance benefits are provided to eligible pensioners and their dependents.

  Contributions to the plans are based on actuarial studies prepared by independent actuaries under Brazilian regulations. The actuarial studies are revised periodically to identify whether adjustments to the contributions are necessary. A summary relating to the overall Sistel plan, in compliance with accounting principles generally accepted in Brazil, is as follows:

                                                            1996      1997
                                                          --------- ---------
   Accumulated pension and other post retirement benefit
    obligations.......................................... 3,235,223 3,775,898
   Other obligations.....................................   244,724   255,751
                                                          --------- ---------
     Total obligations................................... 3,479,947 4,031,649
                                                          ========= =========
   Combined plan assets:
     Interest bearing deposits........................... 1,849,297 1,715,153
     Stocks and shares................................... 1,548,629 2,360,786
     Investment properties...............................   376,805   363,305
     Loans to beneficiaries..............................   115,921   123,428
     Other investments...................................    56,228    52,195
                                                          --------- ---------
     Total plan assets................................... 3,946,880 4,614,867
                                                          --------- ---------
   Excess of total plan assets over total obligations....   466,933   583,218
                                                          ========= =========

19. TRANSACTIONS WITH RELATED PARTIES

  The principal related party transactions take place with Empresa Brasileira de Telecomunicacoes S.A. ("Embratel"), a subsidiary of Telebras, in respect of long-distance cellular telecommunications and with Telebahia and Telergipe with respect to use of its communications network.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


  The Companies have operating agreements with Embratel, which define usage charge fees for inter- or intrastate long-distance or international telephone calls with origin or destination in the area specified by the telecommunications concession granted to the Companies by the Federal Government.

  Interconnection agreements with Telebahia and Telergipe define the network charges when cellular telecommunications takes place using their equipment.

  Agreements for automatic roaming have been entered into with the other seven Band A operators in Brazil belonging to the Telebras group.

  The Companies are responsible for billing cellular subscribers for long-distance calls and collecting payments owed to other cellular and fixed-line carriers. The collection of outgoing calls is the responsibility of the Companies and the collection of incoming calls is the responsibility of the originating telephone company. After the collection cycle is complete, the Companies and the regional fixed-line and cellular companies jointly reconcile the amounts collected against the amounts, if any, transferred to each party, and pay the net amounts outstanding to the appropriate parties, including the long-distance portion of the charges to Embratel.

  Until the breakup of Telebras, Telebahia, Telergipe and the other companies of the Telebras System each contributed to the research and development center operated by Telebras (Centro de Pesquisa e Desenvolvimento da Telebras). Following the breakup of Telebras, the research and development center will become a private, independently administered foundation financed by contributions from the New Holding Companies resulting from the breakup. Pursuant to a three year contract signed in May 1998 between the foundation and the Companies, the Companies are obligated to contribute a maximum of R$800 to the research and development center during the three years ending May 2001. The actual amount spent in a given year may be adjusted downward at the option of the foundation.

  Additionally, Telebras charges a 1% per annum administration fee on the allocation to the Companies of debt originally contracted by Telebras. Telebras has also charged interest on the loan of its own funds at a rate which is currently 1% plus the indexation of the principal in accordance with the variation of the IGP-M inflation index.

  A summary of the balances and transactions with these related parties is as follows:

                                                                      1996  1997
                                                                      ----- ----
   Current assets:
     Trade accounts receivable.......................................   177 543
   Current liabilities:
     Accounts payable and accrued expenses........................... 2,990 819

                                                          1995   1996   1997
                                                         ------ ------ ------
   Net operating revenue from cellular
    telecommunications services......................... 15,966 33,807 59,682
   Cost of services..................................... 23,189 33,562 48,836
   Operating expenses...................................  7,879 15,682 18,817

  Other related parties are Federal, State and Municipal Governments. Revenues from telephone calls made by government bodies and related organizations have not been included above because details of the type of telephone users were not maintained by the Companies.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

  The Companies believe that, except for interest income, unallocated interest expense and income taxes, all the costs of doing business are reflected in the consolidated financial statements and that no additional amounts should be added to the consolidated financial statements as a result of the cessation of the activities previously performed by Telebras.

20. COMMITMENTS

  At December 31, 1997 the Companies had approximately the following capital expenditure commitments:

      EXPECTED YEAR OF EXPENDITURE
      ----------------------------
      1998............................................................... 65,100

  These commitments relate to the continuing expansion and modernization of the cellular system, information technology, transmission equipment and the messaging system.

21. INSURANCE

  At December 31, 1997, in the opinion of management, all significant and high risk assets and obligations were insured.

22. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

  Estimated fair values of the Companies' financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. However, considerable judgment was required in interpreting market data to produce the estimated fair values. Accordingly, the estimates presented below are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

  The fair value information as of December 31, 1996 and 1997 presented below is based on pertinent information available to management as of those dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts at December 31, 1996, such amounts have been fully indexed to December 31, 1997 and current estimates of fair values may differ significantly from the amounts shown.

  Where no comparison of book versus fair value is presented for a financial asset or liability line item in the schedule below, no significant difference in values is believed to exist.

                                                1996    1996    1997    1997
                                                BOOK    FAIR    BOOK    FAIR
                                                VALUE   VALUE   VALUE   VALUE
                                               ------- ------- ------- -------
   Liabilities:
   Deferred tax from indexation adjustments
    and other tax liabilities.................  13,869  13,854  15,774  15,761
   Loans...................................... 136,541 110,016 145,839 140,779

 Cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses

  The carrying value of cash, cash equivalents, trade accounts receivable, other current assets, accounts payable and accrued expenses are a reasonable estimate of their fair value. Cash equivalents are represented

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

principally by short-term investments, their fair values, and that of other short-term investments and bank deposits not meeting the definition of cash equivalents, were estimated using rates currently offered for deposits of similar maturities.

 Loans and financing

  Interest rates that are currently available to the Companies for issuance of debt with similar terms and maturities were used to estimate fair value.

23. EVENTS SUBSEQUENT TO DECEMBER 31, 1997

A. INCORPORATION OF TELEBAHIA CELULAR S.A. AND TELERGIPE CELULAR S.A.

  At December 31, 1997, Telebras, through its operating subsidiaries, was the principal supplier of public telecommunications services in Brazil, which included being the leading provider of cellular telecommunications services. On January 30, 1998, as part of a spin-off of cellular telecommunications businesses by all of Telebras' subsidiaries, Telebahia and Telergipe spun off the assets and liabilities as of January 1, 1998 of their cellular telecommunications businesses into two separate companies. These new companies, called "Telebahia Celular S.A." and "Telergipe Celular S.A.," were incorporated on January 5, 1998.

B. INCORPORATION OF TELE LESTE CELULAR PARTICIPACOES S.A.

  On May 22, 1998 the shareholders of Telebras approved Telebras' division into the New Holding Companies using a procedure under Brazilian corporate law called a cisao, whereby existing shareholders received shares in the New Holding Companies in proportion to their holdings in Telebras. The New Companies contain the assets and liabilities previously recorded in the accounts of Telebras, except for the following, which will remain on the books of Telebras and not be allocated to the New Holding Companies:

  . approximately R$98,000 of net assets which have been attributed to a newly constituted research foundation that will take over the activities previously performed by the Telebras Campinas Research and Development Center; and,

  . approximately R$370,000 of net assets that will provide the funds required to liquidate Telebras, including approximately R$132,000 of retroactive dividends to be paid to the holders of new shares issued in April 1998, as a result of the resolution of the disputed capital increase of 1990, approximately R$50,000 of indemnity payments to employees and approximately R$87,000 of expenses arising out of the privatization process.

  In addition to approving the allocation of assets and liabilities to the New Holding Companies at the May 22, 1998 meeting, the shareholders also approved a specific structure for the shareholders' equity of each New Holding Company which included an allocation of a portion of the retained earnings of Telebras. Consequently, the amounts of the balances of capital, reserves and retained earnings, together with the corresponding assets and liabilities for the formation of Tele Leste Celular Participacoes S.A. were established. After Telebras retained within its own shareholders' equity sufficient retained earnings from which to pay dividends on its 1997 earnings and in settlement of dividends as a result of settlement of the 1990 disputed share increase, Telebras allocated to each new holding company the balance of its retained earnings in proportion to the allocated total net assets. This value of allocated retained earnings does not represent the historical retained earnings of the holding companies. The assets which were spun-off from Telebras, in addition to its investment

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

in the operating subsidiaries, resulted in an increase of R$56,963 in relation to the Company's historical divisional equity. These values are shown in the "Spin-off from Telebras" column in the following table. The first column summarizes the December 31, 1997 consolidated historical balances of the Companies, and the "Holding Company Consolidated Statement" column summarizes the consolidated balance sheet of Tele Leste Celular Participacoes S.A. after the spin-off.

  As a result of the legal structure of the spin-off and as allowed under Brazilian GAAP, a company formed as a result of a cisao will have such retained earnings in its balance sheet as the parent company shareholders' resolution adopting the cisao allocates from the parent company to the new company. Accordingly, upon formation, Tele Leste Celular Participacoes S.A.'s legal capital structure was defined by the resolutions approved by the Telebras shareholders' meeting of May 22, 1998 so that its shareholders' equity of R$251,292 includes retained earnings of R$92,643. The allocated retained earnings and future retained earnings will be the basis from which future dividends will be payable.

  The "Adjustments and Eliminations" column includes (i) the elimination of the Telebras investment in the Companies and (ii) the elimination of inter company loans, payable and receivables.

                         DECEMBER 31, 1997 SPIN-OFF ADJUSTMENTS  HOLDING COMPANY
                            HISTORICAL       FROM       AND       CONSOLIDATED
                              BALANCE      TELEBRAS ELIMINATIONS    STATEMENT
                         ----------------- -------- ------------ ---------------
Assets:
  Cash and cash
   equivalents..........        9,825       57,000         --         66,825
  Accounts receivable
   from related
   parties..............          543          --          --            543
  Other current assets..       24,651          --                     24,651
                              -------      -------    --------       -------
  Total current assets..       35,019       57,000         --         92,019
                              -------      -------    --------       -------
  Investments in
   subsidiaries.........          --       194,329    (194,329)          --
  Property, plant and
   equipment, net.......      373,928          --          --        373,928
                              -------      -------    --------       -------
  Total permanent
   assets...............      373,928      194,329    (194,329)      373,928
                              -------      -------    --------       -------
  Total assets..........      408,947      251,329    (194,329)      465,947
                              =======      =======    ========       =======
Liabilities:
  Loans.................       70,564          --          --         70,564
  Accounts payable to
   related parties......          819          --          --            819
  Other current
   liabilities..........       20,751          --          --         20,751
                              -------      -------    --------       -------
  Total current
   liabilities..........       92,134          --          --         92,134
  Loans ................       78,284          --          --         78,284
  Other noncurrent
   liabilities..........       14,142          --          --         14,142
                              -------      -------    --------       -------
  Total noncurrent
   liabilities..........       92,426          --          --         92,426
  Minority interests....       30,058          --          --         30,058
  Divisional equity.....      194,329          --     (194,329)          --
  Share capital.........          --        87,161         --         87,161
  Income reserves.......          --        71,488         --         71,488
  Retained earnings.....          --        92,643         --         92,643
                              -------      -------    --------       -------
  Total shareholders'
   equity...............      194,329      251,292    (194,329)      251,292
                              -------      -------    --------       -------
  Funds for capitaliza-
   tion.................          --            37         --             37
                              -------      -------    --------       -------
  Total liabilities and
   shareholders'
   equity...............      408,947      251,329    (194,329)      465,947
                              =======      =======    ========       =======

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


  The formation of the Holding Company and of Telebahia Celular S.A. and Telergipe Celular S.A. has been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. Brazilian corporate and tax law allows state controlled companies that are participating in the government's privatization program a three month delay between the accounting base date for a spin-off and the date on which the shareholders' meeting approves the spin-off, including the related accounting basis for the net assets spun off. Furthermore, as allowed by Brazilian corporate law, the amounts shown in the "Spin-off from Telebras" column as "Investment in subsidiaries" were determined based on the balance sheets of those subsidiaries as of December 31, 1997. As a result, the consolidated financial statements of the Holding Company will include the results of operations and changes in financial condition of the subsidiaries from January 1, 1998 and the effects of the cash allocated from Telebras as of March, 1998.

 Capital

  The capital stock of Tele Leste Celular Participacoes S.A. is comprised of preferred shares and common shares, all without par value. At May 22, 1998, there were 210,029,997 thousand outstanding preferred shares (inclusive of 13,718,350 thousand preferred shares resulting from the settlement in April 1998 with Telebras as discussed below) and 124,351,903 thousand outstanding common shares (net of 17,128 thousand shares in treasury). The capital may be increased only by a decision taken at a shareholders' meeting or by the Board of Directors in connection with the capitalization of profits or reserves previously allocated to capital increases at a shareholders' meeting.

  The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative dividend and to priority over the common shares in the case of liquidation of Tele Leste Celular Participacoes S.A.

  Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

  On June 7, 1990, the Board of Directors of Telebras authorized an increase in Telebras' share capital by public offer. During the offer period the CVM initiated an investigation as to whether Brazilian securities law and regulations regarding the correct pricing of the new shares issued had been violated, because the shares were issued at a discount to equity value per share. After its investigation the CVM notified the Federal Prosecutor's Office that it believed no violation occurred since the price was established in line with market prices for Telebras' shares traded on the Brazilian stock exchanges. Nevertheless, the Federal Prosecutor decided to pursue the issue through judicial channels. In April 1998, resolution was reached on the disputed Telebras capital increase of 1990. In connection with the resolution Telebras issued 13,718,350 thousand shares of preferred stock.

 Dividends

  Pursuant to its By-laws, Tele Leste Celular Participacoes S.A. is required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date. The annual dividend distributed to holders of Preferred Shares (the "Preferred Dividend") has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of Preferred Shares and Common Shares.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)
  For the purposes of the Brazilian Corporation Law, and in accordance with Tele Leste Celular Participacoes S.A.'s By-laws, the "Adjusted Net Income" is an amount equal to Tele Leste Celular Participacoes S.A.'s net profits adjusted to reflect allocations to or from (i) the statutory reserve, (ii) a contingency reserve for anticipated losses, if any, and (iii) an unrealized revenue reserve, if any.

C. CHANGE IN CONTROL (UNAUDITED)

  On July 29, 1998, the Federal Government sold to twelve buyers (the "New Controlling Shareholders") its rights to receive shares of the twelve New Holding Companies upon the distribution of such shares. In connection with this sale, the Federal Government assigned to the New Controlling Shareholders substantially all its economic and voting rights with respect to the New Holding Companies and, as a consequence, effective August 4, 1998 the New Controlling Shareholders control the New Holding Companies.

24. SUMMARY OF THE DIFFERENCES BETWEEN BRAZILIAN AND US GAAP

  The Companies' accounting policies comply with generally accepted accounting principles in Brazil ("Brazilian GAAP"). Accounting policies which differ significantly from generally accepted accounting principles in the United States of America ("US GAAP") are described below:

A. DIFFERENT CRITERIA FOR CAPITALIZING AND AMORTIZING CAPITALIZED INTEREST

  Until December 31, 1993 capitalized interest was not added to the individual assets in property, plant and equipment, instead it was capitalized separately and amortized over a time period different from the useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their useful lives. Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction-in-progress is computed at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third party loans is credited to interest expense based on actual interest costs, with the balance relating to own capital being credited to capital reserves.

  Under US GAAP, in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 34, "Capitalization of Interest Costs" interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

  The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

                                                              1996    1997
                                                             ------  ------
CAPITALIZED INTEREST DIFFERENCE
US GAAP capitalized interest:
  Interest which would have been capitalized and credited to income (Being interest incurred on loans from the
  Companies' parent and from third parties, except in years
  where total loans exceeded total construction in progress,
  when capitalized interest is reduced proportionately).....  3,510   1,949
                                                             ------  ------
Less Brazilian GAAP capitalized interest:
  Interest capitalized and credited to income (Up to the
  limit of interest incurred on loans obtained for financing capital investments)...................................... (4,314) (4,657)

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

                                                               1996    1997
                                                              ------  ------
  Interest capitalized and credited to reserves .............   (231)   (859)
                                                              ------  ------
                                                              (4,545) (5,516)
                                                              ------  ------
US GAAP Difference........................................... (1,035) (3,567)
                                                              ======  ======
AMORTIZATION OF CAPITALIZED INTEREST DIFFERENCE
  Amortization under Brazilian GAAP..........................    202     593
  Less amortization under US GAAP............................   (174)   (475)
                                                              ------  ------
US GAAP Difference...........................................     28     118
                                                              ======  ======

B. PENSION AND OTHER POST-RETIREMENT BENEFITS

  The Companies participate in a multi-employer benefit plan that is operated and administered by Sistel, and provide for the costs of pension and other post-retirement benefits based on a fixed percentage of remuneration, as recommended annually by independent actuaries. Note 25 shows the funded status of Sistel. The provisions of SFAS No. 87, "Employers' Accounting for Pensions," for the purposes of calculating the funded status, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

C. DISCLOSURE REQUIREMENTS

  US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

D. INTEREST EXPENSE

  Brazilian GAAP requires interest to be shown as part of operating income. Under US GAAP interest expense would be shown after operating income and accrued interest would be included in accounts payable and accrued expenses.

E. EMPLOYEES' PROFIT SHARE

  Brazilian GAAP requires employees' profit share to be shown as an appropriation of net income for the year. Under US GAAP employee profit sharing would be included as an expense in arriving at operating income.

F. PERMANENT ASSETS

  Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP the assets in this classification would be noncurrent assets.

G. PRICE-LEVEL ADJUSTMENTS AND US GAAP PRESENTATION

  The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP nor are the monetary gains or losses associated with the various US GAAP adjustments separately identified, because the application of inflation restatement as measured by the UFIR and the IGP-M represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a more

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

meaningful presentation than historical cost-based financial reporting for both Brazilian and US accounting purposes.

H. ITEMS POSTED DIRECTLY TO DIVISIONAL EQUITY

  Under Brazilian GAAP various items are posted directly to divisional equity, which under US GAAP would be posted to the consolidated statements of revenues and expenses. An example is capitalized interest. The posting of such items to divisional equity gives rise to adjustments in the consolidated statements of changes in divisional equity. Since the original postings to the equity accounts would, under US GAAP, be made directly to the consolidated statements of revenues and expenses, the adjustment is included in the reconciliation of the income differences between US and Brazilian GAAP.

I. INCOME TAXES

  The Company has not presented income taxes since the consolidated financial statements do not include interest income and unallocated interest expense as a result of nonspecific cash and debt not being allocated from Telebahia and Telergipe. However, for Brazilian GAAP, the deferred tax charges relating to the deferred income tax effects of indexation adjustments for 1996 and 1997, as described in Note 2(a)(iii), are recorded directly against divisional equity.

J. EARNINGS PER SHARE

  Earnings per share has not been presented for Brazilian GAAP as the capital structure of the Holding Company was not in place at December 31, 1997. Earnings per share has not been presented for US GAAP as the consolidated statements of revenues and expenses exclude interest income and unallocated interest expense and income taxes as a result of nonspecific cash and debt not being allocated from Telebahia and Telergipe.

K. DEFERRED TAXES

  The deferred income tax liability arising out of the indexation of permanent assets of R$8,514 in 1996 and R$6,096 in 1997 was charged directly to divisional equity in accordance with Brazilian GAAP, whereas for US GAAP the charge would be to income for the year. This adjustment has not been reflected in US GAAP income as noted in Note 24(i). Additionally, the deferred tax effects of the US GAAP adjustments of R$135 and R$677 in 1996 and 1997, respectively, are not included in the reconciliation of income differences between US and Brazilian GAAP.

L. LOANS AND FINANCING

  For US GAAP, loans and financing balances in default or expected to be in default within a year of the balance sheet date would be classified as a current obligations unless creditors had provided the Companies waivers for such defaults.

  For Brazilian GAAP, loans and financing balances in technical default are not always classified as current liabilities. A substantial portion (R$84,321) of the Company's outstanding debt at December 31, 1997 is or is expected to be in default and, accordingly, for US GAAP would be classified as current liabilities.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

M. VALUATION OF LONG-LIVED ASSETS

  For US GAAP, effective January 1, 1996 the Companies adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." In accordance with this standard, the Companies periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is separately identifiable and is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. The adoption of this standard did not have a material effect on the Companies' results or financial condition.

  Brazilian GAAP does not require cash flow computations in order to determine potential asset impairment.

N. RETAINED EARNINGS

  For Brazilian GAAP, a company formed as a result of a cisao may have retained earnings in its balance sheet if the parent company shareholders' resolution adopting the cisao allocates retained earnings from the parent company to the new company. Under U.S. GAAP, "retained earnings" allocated in the cisao would not be considered historical retained earnings as such amount would represent capital allocated from the parent company and would be described as "distributable capital." As a result of the May 22, 1998 spin off, the Company will have U.S. GAAP distributable capital of R$92,643.

O. REVENUE RECOGNITION

  Until December 31, 1997, under both Brazilian and U.S. GAAP, revenues from activation fees were recognized upon activation of a customer's services. Under US GAAP, effective January 1, 1998, net revenues from activation fees will be deferred and amortized over 12 months, the estimated effective contract life.

RECONCILIATION OF THE INCOME DIFFERENCES BETWEEN US AND BRAZILIAN GAAP

                                                               1996    1997
                                                              ------  ------
   Income before interest income, unallocated interest
    expense and taxes as reported............................ 85,915  91,779
   Add (deduct):
     Different criteria for:
       Capitalized interest.................................. (1,035) (3,567)
       Amortization of capitalized interest..................     28     118
       Capitalized interest on construction-in-progress
        posted directly to equity............................    231     859
       Minority interests in the above adjustments...........    109     270
                                                              ------  ------
   US GAAP income before interest income, unallocated
    interest expense and taxes............................... 85,248  89,459
                                                              ======  ======

                     TELE LESTE CELULAR PARTICIPACOES S.A.

  (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


RECONCILIATION OF THE DIVISIONAL EQUITY DIFFERENCES BETWEEN US AND BRAZILIAN
GAAP

                                                              1996     1997
                                                             -------  -------
   Total divisional equity as reported...................... 176,618  194,329
   Add (deduct):
     Different criteria for:
       Capitalized interest.................................  (1,385)  (4,952)
       Amortization of capitalized interest.................    (191)     (73)
       Deferred tax effects of the above adjustments........     520    1,658
       Minority interests in the above adjustments..........     171      520
                                                             -------  -------
   US GAAP divisional equity................................ 175,733  191,482
                                                             =======  =======
   US GAAP Supplementary information:
     Total assets........................................... 351,915  405,580
                                                             =======  =======
     Property, plant and equipment.......................... 349,047  419,076
     Accumulated depreciation............................... (25,937) (50,173)
                                                             -------  -------
     Net property, plant and equipment...................... 323,110  368,903
                                                             =======  =======

STATEMENTS OF CHANGES IN DIVISIONAL EQUITY IN ACCORDANCE WITH US GAAP
   Balance at December 31, 1995.............................           55,093
   Income before interest income, unallocated interest
    expense and taxes.......................................           85,248
   Net interdivisional cash receipt.........................           47,118
   Deferred tax on indexation of permanent assets...........           (8,514)
   Deferred tax on other US GAAP adjustments................              346
   Minority interest effects other than on income...........           (3,558)
                                                                      -------
   Balance at December 31, 1996.............................          175,733
   Income before interest income, unallocated interest
    expense and taxes.......................................           89,459
   Net interdivisional cash distribution....................          (65,625)
   Deferred tax on indexation of permanent assets...........           (6,096)
   Deferred tax on other US GAAP adjustments................            1,139
   Minority interest effects other than on income...........           (3,128)
                                                                      -------
   Balance at December 31, 1997.............................          191,482
                                                                      =======

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)


25. ADDITIONAL DISCLOSURES REQUIRED BY US GAAP

A. PENSION AND POST-RETIREMENT BENEFITS

  The Companies, together with substantially all of the other companies in the Telebras group, participates in a multi-employer defined benefit pension and other post-retirement benefit plans, which are operated and administered by Sistel. The funded status of the Sistel pension and other post-retirement benefit plans and the related actuarial assumptions, in accordance with US GAAP, are as follows:

 Pension benefit plan

                                                          1996        1997
                                                       ----------  ----------
   Funded status:
     Accumulated benefit obligation:
       Vested.........................................  1,793,943   1,919,975
       Non vested.....................................  3,250,909   3,479,300
                                                       ----------  ----------
       Total..........................................  5,044,852   5,399,275
                                                       ==========  ==========
     Projected benefit obligation.....................  6,636,907   7,258,074
     Fair value of plan assets........................ (3,430,572) (3,897,051)
                                                       ----------  ----------
     Projected obligation in excess of assets.........  3,206,335   3,361,023
                                                       ==========  ==========
   The actuarial assumptions used were as follows:
     Discount rate for determining projected benefit
      obligations.....................................       6.00%       6.00%
     Rate of increase in compensation levels..........       3.25%       3.25%
     Expected long-term rate of return on plan
      assets..........................................       6.00%       6.00%

  The above are real rates and exclude inflation.

  Amortization of the unrecognized liability at transition: 18.94 years commencing on January 1, 1991.

Other post-retirement benefits plan

                                                             1996       1997
                                                           ---------  ---------
   Funded status:
     Accumulated post-retirement benefit obligations:
       Retirees and dependents............................   371,125    380,561
       Fully eligible active plan participants............    32,631     34,589
       Other active plan participants.....................   885,917    997,791
                                                           ---------  ---------
                                                           1,289,673  1,412,941
     Fair value of plan assets............................   (76,600)   (96,141)
                                                           ---------  ---------
     Obligation in excess of plan assets.................. 1,213,073  1,316,800
                                                           =========  =========

  Amortization of the unrecognized liability at transition: 18.84 years commencing on January 1, 1992.

  Health care cost trend rates of increase were projected at annual rates excluding inflation ranging from 6.48% in 1998 decreasing to 2.00% in 2047. The effect of a one percent annual increase in the assumed health care cost trend rates would increase the accumulated post-retirement benefits obligation at December 31, 1997 by R$237,063. Measurement of the accumulated post-retirement benefit obligation was based on the same assumptions as were used in the pension fund liability calculations.

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

  The funded status of the pension and post retirement plans under Brazilian and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumption permitted under Brazilian and US GAAP.

  The net assets of the plans differ under Brazilian and US GAAP principally due to the accrual of income tax contingencies of the pension fund for US GAAP purposes in the amount of R$400,370 and R$487,269 in 1996 and 1997, respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund have determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for US GAAP purposes, management of the Company believe that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for US GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

B. CONCENTRATION OF RISKS

  The Companies are prohibited from investing any surplus cash balances in financial instruments other than government securities controlled by the Central Bank of Brazil or the Federal Government owned bank, Banco do Brasil S.A. There have been no losses in cash equivalents.

  Credit risk with respect to trade accounts receivable is diversified. The Companies continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is twenty days past due. Exceptions comprise telephone services that must be maintained for reasons of safety or national security.

  In conducting its businesses, Telebahia Celular S.A. and Telergipe Celular S.A. are fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

  Approximately 68% of all employees are members of state labor unions associated with either the Federacao Nacional dos Trabalhadores em Telecomunicacoes ("Fenattel"), or with the Federacao Interestadual dos Trabalhadores em Telecomunicacoes ("Fittel"). The Companies negotiate new collective labor agreements every year with the local union. The collective agreements currently in force expire in November 1998.

  There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies' operations.

C. NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 130, "REPORTING COMPREHENSIVE INCOME"

  SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains and losses) as part of a full set of consolidated financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other consolidated financial statements.

SFAS NO. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION"

  SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The standard defines operating segments as

                     TELE LESTE CELULAR PARTICIPACOES S.A.
                            (SEE NOTES 1, 2 AND 23)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

 (AMOUNTS EXPRESSED IN THOUSANDS OF CONSTANT BRAZILIAN REAIS, OF DECEMBER 31,
                                     1997)

components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of: information concerning revenues derived from the enterprise's products or services; countries in which it earns revenues or holds assets, and major customers.

SFAS NO. 132, "EMPLOYERS' DISCLOSURES ABOUT PENSIONS AND OTHER POST-RETIREMENT BENEFITS"

  SFAS No. 132 revises and standardizes employers' disclosures about pension and other post-retirement benefit plans. It does not change the measurement or recognition of those plans.

  The Companies will comply with the requirements of SFAS No. 130, 131 and 132 in 1998.